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As filed with the Securities and Exchange Commission on October 18, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LONG BEACH HOLDINGS CORP.
(Exact name of Registrant as specified in its charter)

Delaware	6141	22-3833155
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Mack Centre Drive
Paramus, New Jersey 07652
(201) 262-5222
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Stephen W. Prough
Chairman, President and Chief Executive Officer
Long Beach Holdings Corp.
One Mack Centre Drive
Paramus, New Jersey 07652
(201) 262-5222
(Name, address, including zip code, and telephone number,
including area code, of agent for services)

Copies to:

Lewis B. Greenblatt, Esq. Geoffrey R. Morgan, Esq. Michael Best & Friedrich LLC 401 North Michigan Avenue Chicago, Illinois 60611-4238 (312) 222-0800	Howard B. Adler, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306 (202) 955-8500

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, par value $0.01 per share	$110,000,000	$27,500

(1)
Includes shares of common stock issuable upon exercise of the underwriters' over-allotment option.
(2)
Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Prospectus

Subject to Completion, dated October 18, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Common Stock
     Shares

    This is an initial public offering of common stock of Long Beach Holdings Corp. We are offering for sale an aggregate of       shares of our common stock. We are a newly organized holding company formed to acquire and own all of the outstanding stock of Long Beach Acceptance Corp., an independent automobile finance company that underwrites, purchases, securitizes and services automobile loans.

    We anticipate the initial public offering price of our common stock will be between $      and $      per share. The market price of the shares after the offering may be higher or lower than the initial offering price.

    We expect to list our common stock on The Nasdaq National Market under the symbol "LBHC."

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 7 of this prospectus to read about the risks you should consider before buying shares of our common stock.

	Per Share	Total
Price to public	$	$
Underwriters' discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

    We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of            additional shares of our common stock from us within 30 days following the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is            , 2001.

Inside Front Cover

Map of United States

Location of Regional Offices will be indicated by circles.

Location of sales representatives will be indicated by stars.

States in which we purchase loans will be shaded.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    We make many statements in this prospectus under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations and intentions. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. Certain statements regarding the following are particularly forward-looking in nature: (1) our business strategy; and (2) our projected capital expenditures. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Some of the important factors that could cause our actual results, performance or financial position to differ materially from expectations are: (1) our level of charge-offs, as an increase in the level of charge-offs will decrease our earnings; (2) our ability to purchase automobile loans in a sufficient amount to reach our needs, as a decrease in the amount we purchase will reduce our earnings; (3) a decrease in the difference between the average interest rate we receive on the loans we purchase and the rate of interest we must pay to fund those loans, as a decrease will reduce our earnings; (4) the continued availability of sources of funding for our operations, as a reduction in the availability of funding will reduce our ability to purchase automobile loans; (5) our level of operating costs, as an increase in those costs will reduce our net earnings; (6) the effect on us of new laws, regulations and court decisions; (7) a change in general economic conditions; and (8) the other risk factors referenced in this prospectus including, without limitation, under the "Risk Factors,"

i

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

    Information regarding market and industry statistics contained in the "Prospectus Summary" and "Business" sections is included based on information available to us that we believe is accurate. It is generally based on industry publications and other sources that were not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data we have included.

ii

NOTE REGARDING OUR CORPORATE STRUCTURE

    Long Beach Holdings Corp. (which we sometimes separately refer to as LBHC) was recently organized in order to acquire all of the issued and outstanding capital stock of, and to act as a holding company for, Long Beach Acceptance Corp. (which we sometimes separately refer to as LBAC). Concurrently with and contingent upon the completion of this offering, LBHC will purchase all of the shares of LBAC from its parent, Ameriquest Mortgage Company (which we sometimes refer to as Ameriquest). In this prospectus, references to "we," "our," "ours" and "us" mean LBHC and LBAC as a combined entity, unless otherwise indicated.

PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company and our common stock being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision. You should also consider the information discussed in "Risk Factors."

Our Company

Overview

    We are an independent automobile finance company engaged in underwriting, purchasing, securitizing and servicing automobile retail installment sales contracts (which we refer to as automobile loans) originated by franchised and independent automobile dealers in connection with the sale of used and, to a lesser extent, new automobiles (including vans, light trucks and SUVs). Our customers generally are consumers who are unable to obtain financing from traditional sources. Our strategy is to enhance our profitability by focusing on customers who are charged higher rates of interest than prime borrowers, while managing our risk through careful underwriting, risk-based pricing and intensive collection management. We classify our customers into three categories, "near-prime," "non-prime" and "sub-prime," based upon our analysis of the anticipated cumulative loss rates of their automobile loans. Accordingly, we customize the terms of our automobile loans, including interest rates charged, down payment amounts required and other loan terms, depending upon our assessment of the customer.

History

    LBAC was organized and began operations in 1995. From its inception until December 1997, LBAC focused upon a lower credit quality of customer than we focus on today. By early 1997, we had expanded rapidly to seven regional offices in Northern and Southern California, Illinois, Massachusetts, New Jersey, Texas and Virginia and had significantly increased the number of our employees. By December 1997, we found that we had incurred significant losses as a result of poor underwriting, poor collections efforts, emphasis on high-risk customers and a high concentration of non-franchised dealerships from whom we purchased automobile loans. Beginning in December 1997, our new senior operations management team, which we had begun assembling during the third quarter of 1997, implemented a major operational restructuring.

    We adopted a more disciplined, efficient and centralized underwriting and collection process, consolidated our offices from seven to two, reduced staff by more than 50%, significantly reduced general and administrative expenses, replaced substantially all and improved the quality of our underwriting and collection management personnel and shifted our marketing focus to franchised dealer relationships. As a result of these efforts, we have experienced a substantial improvement in our automobile loan performance and profitability. The percentage of dealers with which we do business that are franchised dealers increased from 67% as of December 31, 1997 to 94% as of September 30, 2001. Our 30+ day gross delinquency rate on our managed portfolio decreased from 10.4% as of December 31, 1997 to 3.3% as of September 30, 2001. In addition, our annualized charge-off rate for our managed portfolio decreased from 9.9% for the year ended December 31, 1997 to 3.9% for the nine months ended September 30, 2001.

    During our restructuring period, we controlled our growth while we implemented our new operations strategy. After we completed our restructuring in 1999, our total managed portfolio increased from $420.4 million as of December 31, 1999 to $518.2 million as of December 31, 2000. As of September 30, 2001, our total managed portfolio had increased to $591.7 million. For the nine months ended September 30, 2001, the profile of our automobile loans purchased was as follows:

  •
  approximately 16% related to the purchase of new automobiles and approximately 84% related to the purchase of used automobiles;
  •
  the average age of used financed vehicles was approximately 2.4 years at the time of purchase;
  •
  the average initial principal balance was approximately $16,000;
  •
  the weighted average annual percentage rate was 17.3%; and
  •
  the weighted average loan maturity was approximately 63 months.

Size and Scope of Market

    We believe that the automobile finance industry is the second largest consumer finance industry in the United States. CNW Marketing/Research reports that, during 2000, approximately $700 billion of automobile loans were originated, of which approximately $225 billion were originated to customers with credit below prime levels. Our near-prime, non-prime and sub-prime customers are all below prime levels. CNW Marketing/Research also reports that the major captive automobile finance companies (including such companies as General Motors Acceptance Corporation, Ford Motor Credit Corporation and Chrysler Credit Corporation) hold an approximate 36.5% share of the new automobile finance market. The remainder of the new automobile finance market, as well as the used automobile finance market, is highly fragmented and competition is intense. Other participants include the captive automobile finance companies of other manufacturers, banks, credit unions, independent automobile finance companies and other financial institutions. Accordingly, we believe that these market characteristics provide us with significant opportunities for growth.

Our Strengths

    We believe that the following strengths provide us with a competitive advantage:

    Experienced People.  We believe that we have highly experienced, dedicated people working at all levels within our organization. Our nine senior management members have an average of 23 years of experience in the financial services industry. Forty-two of our top 45 management personnel have been with us for at least two years. Our average employee turnover has dropped from 32% in 1999 to 14% in 2001. We strive to be an industry leader in recruiting, developing and supporting our employees. We believe that our incentive-based compensation system, specifically tailored to the functions of our employees, provides us with a competitive advantage.

    Disciplined Underwriting.  We believe that we have a superior underwriting process that enables us to make consistent and accurate risk assessments and to differentiate automobile loan terms in accordance with each applicant's characteristics. Our underwriting process has four elements, incorporating consistently applied objective and subjective criteria. First, we employ our proprietary credit scoring system, which we developed through extensive statistical analysis of our historical portfolio databases. Our credit scoring system ranks credit risk in terms of expected default rates. Second, we obtain a credit bureau score, which is a risk ranking provided by Fair, Issacs, and Co. to the three main credit-reporting agencies and is an industry standard for measuring consumer creditworthiness. Third, we assign each application a quality factor grade, which is an objective grade generated by factoring in the credit bureau score, our proprietary credit score and the customer's debt-to-income ratio. Finally, the qualitative judgment of experienced personnel with credit authority is the most significant factor in the final credit decision. On average, our senior credit management team has 15 years of experience. Our final credit decision determines whether to underwrite an automobile loan, the internal credit class into which the loan will be placed and the pricing structure and terms accorded to the automobile loan.

    Intensive Collection Management.  We initiate and maintain an intensive collection process. We begin the collection process when a loan is three days past due and emphasize frequent, close contact with the customer. Our senior collections management team has an average of 18 years of experience in collections. We prioritize delinquent automobile loans based upon a risk-based analysis and focus our collection efforts accordingly.

    Enabling Technology.  We believe that careful examination of data is a critical factor in successful underwriting and collections. We have made important up-front investments in technology in order to minimize costly errors in the underwriting and collections processes. Most automobile loan applications are submitted by dealers via facsimile. Our computer imaging technology enables us to make faster and more accurate credit decisions on these applications. Our imaging technology also enables us to create a computer file for each automobile loan which is updated and transferred from our credit officers to our risk management and servicing personnel. In addition, we believe that our proprietary scoring system gives us a technological advantage in managing our risk.

Strategy and Future Growth

    Our strategy is to increase the number of automobile loans we underwrite, purchase, securitize and service while maintaining our disciplined underwriting and collection standards. Key elements to our strategy include:

  •
  Increased penetration in existing markets. We plan to increase our penetration of markets we currently serve by attracting new account managers, increasing the number of automobile loans generated per automobile dealer by continuing to improve our existing dealer relationships and developing new relationships with additional dealers that meet our selective criteria.
  •
  Continued growth in newly entered markets. In 2001, we began purchasing loans from dealers in Georgia, Maine, Oregon, South Carolina and Washington. During the past six months, we have hired nine account managers to develop new dealer relationships in these markets.
  •
  Expanding into selected new markets. In 2002, we expect to enter into additional markets, including certain midwestern states. In connection with our expansion into the Midwest, we plan to open a regional originations office in Denver, Colorado in the first quarter of 2002. The senior management team for this new office is already in place. Plans are underway to begin hiring account managers who meet our selective requirements to serve these markets.
  •
  Increased efficiencies. We plan to seek out improved securitization structures and warehouse financing facilities to lower our cost of funds and increase our general operations efficiencies.
  •
  Investment in technology. We intend to invest further in technology to enable us to reduce our operating expenses relative to the size of our managed portfolio and to improve our service to dealers. Development of new systems and automation of our operational processes will enhance our ability to service dealers and facilitate quicker credit decisions and faster loan funding. In addition, we intend to continue to improve our automobile loan servicing tools in order to more efficiently allocate collection resources to those accounts requiring the most attention. We also are in the implementation stage of our Internet strategy. We already have in place a strategic alliance with a major automotive dealer group to provide expanded service in receiving and underwriting automobile loan applications over the Internet. We intend to expand the use of Internet technologies to other members of our dealer network.

Our Headquarters

    Our principal executive offices are located at One Mack Centre Drive, Paramus, New Jersey 07652, and our telephone number is (201) 262-5222.

THE OFFERING

Common stock offered by Long Beach Holdings Corp.	shares(1)
Common stock to be outstanding after this offering	shares(1)
Use of proceeds	We intend to use the proceeds of this offering to acquire all of the issued and outstanding capital stock of LBAC and for general corporate purposes.
Proposed Nasdaq National Market Symbol	LBHC

(1)
Before exercise of the underwriters' option to purchase up to an additional         shares of common stock to cover over-allotments, if any. If the underwriters exercise their option to purchase all of the additional         shares of common stock to cover over-allotments, then the total number of shares of common stock offered would be         , and the number of shares of common stock outstanding after the offering would be         . Upon the closing of this offering and in connection with the acquisition of LBAC, the shares of our common stock held by our existing sole stockholder will be redeemed and canceled.

    For a more detailed description of our capitalization, please see the "Capitalization" section of this prospectus.

    Unless otherwise indicated, information in this prospectus assumes the following:

  –
  our acquisition of LBAC has occurred;

  –
  the underwriters have not exercised their over-allotment option; and

  –
  our directors, officers and employees holding options to purchase shares of our common stock have not exercised those options.

SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table summarizes our consolidated financial data. You should read these summary financial data in conjunction with our consolidated financial statements and related notes beginning on page F-1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	For The Year Ended Or As Of December 31,					For The Nine Months Ended Or As Of September 30,
	1996	1997	1998	1999	2000	2000	2001
	(Dollars in Thousands)
Operating Data:
Interest on loans	$3,381	$17,466	$12,607	$15,767	$15,780	$10,997	$15,766
Loan servicing fees	7,458	7,467	11,134	11,639	13,612	10,190	11,501
Gain (loss) on sales of loans, net	4,372	(9,578)	(596)	388	7,419	2,897	10,190

Total revenues	15,211	15,355	23,145	27,794	36,811	24,084	37,457
Interest on borrowings	890	5,494	6,608	6,694	8,031	5,272	6,122
Other expenses	15,047	47,284	34,582	32,502	28,465	21,268	23,839

Total expenses	15,937	52,778	41,190	39,196	36,496	26,540	29,961
(Loss) income before taxes	(726)	(37,423)	(18,045)	(11,402)	315	(2,455)	7,496
Income tax (benefit) expense	(305)	(15,717)	(7,217)	(3,975)	126	(1,006)	2,998

Net (loss) income	$(421)	$(21,706)	$(10,828)	$(7,427)	$189	$(1,449)	$4,498

Asset Quality Data (1):
Net delinquency (2):
30-59 days	2.66%	5.44%	4.17%	1.85%	1.51%	1.21%	1.63%
60+ days	1.12%	3.12%	1.94%	0.91%	0.73%	0.69%	1.08%
Total delinquency	3.79%	8.56%	6.11%	2.76%	2.25%	1.89%	2.70%
Gross delinquency (2):
30-59 days	2.81%	5.50%	4.20%	1.97%	1.55%	1.29%	1.70%
60+ days	2.46%	4.90%	2.80%	1.41%	1.11%	1.04%	1.56%
Total delinquency	5.27%	10.40%	7.00%	3.38%	2.65%	2.33%	3.26%
Charge-off rate of total managed portfolio (3)(4)	4.98%	9.93%	7.77%	5.14%	3.41%	3.33%	3.87%
								As Of September 30, 2001 (As Adjusted) (5)
Balance Sheet Data:
Loans held for sale, net	$7,059	$125,130	$13,179	$16,459	$29,569	$74,620	$59,960	$
Residual interests in securitizations	—	20,188	44,003	64,960	78,093	68,882	80,024
Servicing receivable	2,893	4,787	3,363	2,478	1,952	1,713	2,033
Total assets	16,231	156,268	64,036	86,523	113,711	152,563	146,516
Total liabilities	15,773	177,705	63,036	49,173	63,311	108,534	91,927
Stockholder's equity	458	(21,437)	1,000	37,350	50,400	44,029	54,589

	For The Year Ended Or As Of December 31,									For The Nine Months Ended Or As Of September 30,
	1996		1997		1998		1999		2000	2000		2001
	(Dollars in Thousands)
Other Data:
Total loan originations	$181,594		$396,348		$162,661		$199,807		$302,687	$215,660		$251,781
Total managed portfolio (1)	170,302		460,981		421,550		420,410		518,155	482,094		591,673
Average principal balance per loan managed	11.9		11.0		9.9		9.6		10.4	10.1		11.1
Average original principal balance per loan managed	12.4		12.2		12.4		13.0		14.1	13.8		14.9
Total securitized portfolio	—		330,775		408,790		405,070		487,678	408,162		532,361
Loans held for sale, net	$7,059		$125,130		$13,179		$16,459		$29,569	$74,620		$59,960
Number of loans managed (1)	14,361		41,995		42,757		43,901		49,950	47,754		53,121
Number of offices at period end	7		3		3		2		2	2		2
% New vehicles (1)	18.1%		14.7%		14.3%		16.4%		24.6%	22.1%		23.8%
% Used vehicles (1)	81.8%		85.3%		85.7%		83.6%		75.4%	77.9%		76.3%
Weighted average coupon (1)	19.4%		19.3%		19.1%		18.6%		18.0%	18.1%		17.6%
Weighted average maturity (in months) (1)	51.1		48.4		42.6		42.5		46.7	45.5		48.5
Weighted average portfolio seasoning (in months) (1)	3.8		8.2		15.0		20.0		21.0	21.1		20.8
Ratios:
Debt to equity	34.4x		(8.3)x		63.0x		1.3x		1.3x	2.5x		1.7x
Equity to managed portfolio	0.3%		(4.6%	)	0.2%		8.9%		9.7%	12.2%		12.3%
Return on average equity (3)	(87.9%	)	(206.9%	)	(106.0%	)	(38.7%	)	0.4%	(4.7%	)	11.4%
Return on average asset (3)	(4.5%	)	(25.2%	)	(9.8%	)	(9.9%	)	0.2%	(1.6%	)	4.6%
Other expense as a percentage of total managed portfolio (3)	8.8%		10.3%		8.2%		7.7%		5.5%	5.9%		5.4%

(1)
Includes principal balance outstanding of automobile loans held for sale and securitized.

(2)
Net delinquency excludes loans secured by repossessed vehicles; gross delinquency includes loans secured by repossessed vehicles.

(3)
Data for the nine-month periods ended September 30, 2000 and 2001 have been annualized.

(4)
Charge-off rate equals gross charge-offs less cash recoveries divided by the average monthly managed portfolio outstanding for the period.

(5)
As adjusted to give effect to the sale of the shares in this offering, the application of the proceeds as described in "Use of Proceeds" and the redemption and cancellation of the shares of common stock held by the existing sole stockholder of LBHC.

RISK FACTORS

    An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below and the other information in this prospectus before deciding to purchase shares of our common stock. Any of these risks could materially and adversely affect our business, financial condition, results of operations and future business prospects. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties that we do not currently know about or that we currently deem immaterial may also impair our business, financial condition, results of operations and future growth prospects. See "Special Note Regarding Forward-Looking Statements."

Risks related to our business.

The nature of our business requires that we rely heavily on access to significant amounts of cash.

    We require access to significant sources and amounts of cash to fund our operations and to purchase and securitize automobile loans. As a result of our need to fund the purchase of automobile loans prior to securitization and the significant initial capital contributions that we are required to make in connection with our securitizations, our cash requirements exceed and are expected to continue to exceed the cash generated from our operations. Our primary operating cash requirements include the funding of (1) the purchase of automobile loans prior to securitization, (2) the making of initial cash deposits to reserve accounts that we are required to maintain under our securitization agreements, (3) fees and expenses incurred in connection with the warehousing and securitization of automobile loans and (4) on-going administrative and other operating expenses. We expect to obtain these funds in three ways: (a) warehouse financing facilities, pursuant to which automobile loan purchases are funded on a temporary basis pending their securitization; (b) securitizations of automobile loans, which enable us to pay down our warehouse facility borrowings, thereby making additional borrowings available to be used for purchases of additional automobile loans; and (c) general working capital obtained from our business operations or through the issuance of debt or equity. Failure to procure funding from all or any one of these sources could have a material adverse effect on our business. Our ability to borrow or to sell equity further depends on general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    If we were unable to continue to effect securitizations, establish alternative long-term financing arrangements and obtain sufficient financing under warehouse facilities on acceptable terms, or our capital requirements were to exceed anticipated levels, then, in order to meet our need for significant amounts of cash, we would be required to obtain additional debt financing, which could impair our ability to pay dividends, or additional equity financing, which would dilute the interests of stockholders. Although we have no specific plans for additional equity financings other than this offering of common stock, in order to meet our need for significant amounts of cash, we may at some point require additional equity financing. We cannot estimate the amount and timing of additional equity financing requirements, because those requirements are tied to, among other things, the number of automobile loans we may purchase in the future, which cannot be predicted definitively. If we were unable to raise additional capital when needed, our results of operations and financial condition would be adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

We rely on warehouse facilities to provide the liquidity necessary to operate our business, and the loss or substantial impairment of our access to such warehouse facilities would have a material adverse effect on our business.

    Our primary sources of financing for the purchase of automobile loans are our (1) $175 million warehouse revolving line of credit with Greenwich Capital Financial Products, Inc. ("Greenwich") and

(2) $30 million warehouse revolving line of credit with Bank One, N.A. ("Bank One"), which expire in February 2002 and August 2002, respectively. As of the date of this prospectus we have not extended the term of the warehouse facility with Greenwich, but we do expect to do so. There can be no assurance that either of our warehouse facilities will be extended beyond their current expiration dates, or that substitute facilities will be available on terms acceptable to us. Our ability to continue to borrow under our warehouse facilities depends upon our compliance with their terms, including the maintenance by us of certain minimum capital levels. Our ability to obtain a successor facility or similar financing will depend on, among other things, the willingness of financial organizations to participate in funding automobile loans and our financial condition and results of operations. To the extent that we were unable to maintain our current warehouse facilities or were unable to arrange new warehouse facilities at rates and upon terms acceptable to us, we would have to curtail our automobile loan purchasing activities, which would have a material adverse effect on our operations and cash position, and also would adversely affect our growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

A substantial portion of our revenue and income is derived from the sale of automobile loans to trusts and subsequent securitization of these loans, and a delay in our ability, or our inability, to access the securitization markets would affect us adversely.

    We rely heavily on a strategy of periodically selling automobile loans to certain special-purpose finance trusts, which in turn issue asset-backed securities to investors. Proceeds from securitizations are typically used to repay borrowings under our warehouse facilities, thereby making such facilities available to be used to purchase additional automobile loans.

    Our ability to access the asset-backed securities market is affected by a number of factors, some of which are beyond our control and any of which could cause substantial delays in effecting, or an inability to complete, securitizations including conditions in the securities markets in general, conditions in the asset-backed securities market and investor demand for automobile loans. Further, there can be no assurance that we will recognize gains on future sales of automobile loans to the trusts consistent with our gains on previous sales.

    In addition, gains on sales generated by our securitizations currently represent the single largest component of our revenues. We try to effect securitizations of our automobile loans at least twice per year. Accordingly, adverse changes in our asset-backed securities program or in the asset-backed securities market for automobile loans generally could have a material adverse effect on our ability to purchase and securitize automobile loans on a timely basis and upon terms reasonably favorable to us. Any delay in the securitization of automobile loans beyond a quarter-end would eliminate our gain on sales of loans in that quarter and adversely affect our reported earnings for that quarter. In addition, unanticipated delays in completing securitizations could increase our exposure to interest rate fluctuations by lengthening the period during which our variable-rate borrowings under our warehouse facilities are outstanding. If we were unable to securitize our automobile loans and did not have sufficient credit available, either under warehouse facilities or from other sources, we would have to sell portions of our portfolio directly to whole loan buyers or curtail our automobile loan purchasing activities. There is no assurance that we could sell our automobile loans to whole loan buyers. Any of these adverse changes or delays would have a material adverse effect on our financial position, liquidity and results of operations.

If we are unable to obtain financial guarantee insurance policies for our securitizations, we would likely lose our securitization credit enhancement, which could have a material adverse effect on our financial position, liquidity and results of operations.

    To date, we have utilized credit enhancement for all of our securitizations in the form of financial guaranty insurance policies issued by Financial Security Assurance Inc. ("FSA") in order to achieve

AAA/Aaa ratings from Standard & Poor's Corp. and Moody's Investors Service. These ratings reduce the costs of securitizations relative to alternative forms of financing available to us. FSA is not required to insure our securitizations and there can be no assurance that it will continue to do so or that our future securitizations will be similarly rated. On certain securitizations, we have utilized reinsurance and other credit enhancement alternatives to reduce the initial cash deposits we are required to make. A downgrading of FSA's credit rating, FSA's withdrawal of credit enhancement or the lack of availability of reinsurance or other alternative credit enhancements for our securitization program could result in higher interest costs for our future securitizations and larger initial cash deposit requirements. These events could have a material adverse effect on our financial position, liquidity and results of operations.

We currently have, and after the offering will continue to have, a significant amount of indebtedness.

    Our average indebtedness was $104.1 million for the nine months ended September 30, 2001. Our substantial indebtedness could have important consequences to the holders of our common stock, including:

  •
  we may be more vulnerable to adverse general economic and industry conditions;

  •
  we may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes;

  •
  we would have to dedicate a substantial portion of our cash resources to the payments on our indebtedness, thereby reducing the funds available for operations and future business opportunities; and

  •
  in the event of bankruptcy or liquidation, holders of our indebtedness would be repaid before any assets may be distributed to holders of our common stock.

Our warehouse facilities and securitization agreements contain extensive restrictions and covenants and require us to comply with certain financial ratios and asset quality maintenance requirements.

    Our warehouse facilities and our securitization agreements contain covenants, financial ratio requirements and financial tests that restrict our ability to, among other things:

  •
  initiate a change in or replace our president, chief executive officer or chief financial officer without prior approval by the lender of the replacement candidate;

  •
  sell or transfer assets;

  •
  incur additional debt;

  •
  repay other debt;

  •
  pay dividends;

  •
  make certain investments or acquisitions;

  •
  repurchase or redeem capital stock;

  •
  engage in mergers or consolidations; and

  •
  engage in certain transactions with subsidiaries and affiliates.

    Each facility and securitization contains some of the foregoing restrictions. These restrictions may interfere with our ability to obtain financing or to engage in other necessary or desirable business activities. Failure to meet any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. If an event of default occurs under these agreements, the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable, enforce their interests against collateral pledged under these agreements and restrict our ability to obtain additional borrowings under these agreements. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these financial ratios and tests.

    If our debt payments were accelerated, our assets might not be sufficient to fully repay our debt. Further, our default under one agreement may automatically cause us to default under numerous other agreements. These lenders may also require us to use all of our available cash to repay our debt, may foreclose upon their collateral or may prevent us from making payments to other creditors on certain portions of our outstanding debt. We may not be able to obtain a waiver of these provisions or refinance our debt, if needed. If we were deemed to be in default under our debt agreements, our business, results of operations and financial condition would suffer.

Our future cash flows may be impaired if certain conditions of our securitization agreements are not met.

    Under the terms of our securitization agreements, certain excess cash flows generated by securitized automobile loans are retained in a cash reserve or "spread" account to provide liquidity and credit enhancement. Although the specific terms and mechanics of the cash reserve accounts vary under each securitization agreement, they generally provide that we are not entitled to receive certain excess cash flows unless certain reserve account balances have been attained and the delinquency, defaults or losses related to the automobile loans securitized in the transaction are below certain predetermined levels. In the event delinquencies, defaults or losses on those automobile loans exceed such levels, the terms of the securitizations may require increased cash reserve account balances to be accumulated for the automobile loans included in such transaction, which would result in decreased cash flows, or, in certain circumstances, may require us to transfer our collection function to another servicer. In addition, certain of our securitization trusts are cross-collateralized so that excess cash flows from a securitization trust may be used to support a non-performing trust, which would further restrict excess cash flows available to us. The occurrence of any of the above-referenced conditions could have a material adverse effect on our liquidity and financial condition.

There is a high degree of risk associated with our borrowers.

    We are an independent automobile finance company engaged in underwriting, purchasing, securitizing and servicing automobile loans. We provide financing to consumers who generally have limited access to traditional sources of credit. These customers include those with numerous negative credit characteristics. Automobile loans held by such customers entail a higher risk of delinquency and may entail higher losses than automobile loans held by customers with better credit records. In addition, our customers could be more adversely impacted during economic slowdowns or recessions.

    We can give you no assurance that the criteria and methods we employ to manage these risks, such as our proprietary credit scoring model, risk-based automobile loan pricing and other underwriting policies and collection methods, will be effective to manage our risk of loan default. In the event that we were to underestimate the default risk or under-price automobile loans that we purchase, our financial position, liquidity and results of operations would be adversely affected, possibly to a material degree.

We bear the risk of losses resulting from payment defaults prior to securitization.

    In the event of a payment default on an automobile loan prior to securitization, the collateral value of the financed vehicle usually does not cover the outstanding automobile loan balance and costs of recovery. We bear the risk of such a default. We maintain an allowance for losses on automobile loans held by us, which reflects management's estimates of probable losses for these automobile loans.

If the allowance were inadequate, then we would recognize as an expense the losses in excess of that allowance and our results of operations could be adversely affected.

We rely on insurance to limit potential losses on our automobile loans.

    In order to limit potential losses on automobile loans, we have purchased vendor's single interest ("VSI") insurance policies for our automobile loans. VSI policies generally include physical damage coverage with respect to the financed vehicles, subject to certain conditions and limitations. We do not obtain insurance coverage for loss deficiencies. The protections afforded by the VSI policies are not complete and depend on our compliance with the terms and conditions of the policy. There can be no assurance that such insurance will be available in the future at reasonable rates. The unavailability of such insurance could adversely affect our ability to profitably purchase and securitize automobile loans.

We retain a substantial portion of the default and prepayment risk associated with the automobile loans that we securitize.

    We finance our automobile loans under one of our warehouse facilities and subsequently securitize the loans. The gain on sale accounting for such securitizations creates an asset called residual interests in securitizations, the carrying value of which is based on the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the automobile loans and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses. The carrying value of these residual interests in securitizations is calculated on the basis of management's assumptions concerning, among other things, defaults and prepayments. Actual defaults and prepayments may vary from management's assumptions, possibly to a material degree.

    We regularly measure our default, prepayment and other assumptions against the actual performance of securitized automobile loans. If we were to determine, as a result of that regular review or otherwise, that we underestimated defaults or prepayments, or that any other assumptions were materially inaccurate, we would be required to adjust the carrying value of our residual interests in securitizations by making a charge to income and writing down the carrying value of the residual interests in securitizations on our balance sheet. Such a charge and write-down could have a material adverse effect on our results of operations and financial condition.

A loss of our automobile loan servicing could have a material adverse effect on our business.

    As servicer of all of our securitized automobile loans, we are entitled to receive contractual servicing fees. FSA, as insurer, can terminate our right to act as servicer upon 90 days' notice or upon the occurrence of events defined in the securitization documents, such as our bankruptcy or material breach of warranties or covenants. Any loss of such servicing could have a material adverse effect on our financial position, liquidity and results of operations.

Our financial results may fluctuate as a result of the timing of automobile loan securitizations, the demand for automobile loan financing and other factors which make it difficult to predict our future performance.

    Our results of operations have fluctuated in the past and are expected to fluctuate in the future principally as a result of the timing, size, pricing and structure of our securitizations. Other significant factors that could affect our quarterly earnings include:

  •
  variations in the volume of automobile loans purchased, which historically tend to be lower in the first and fourth quarters of the year;

  •
  interest rate spreads;

  •
  credit losses, which historically tend to be higher in the first and fourth quarters of the year;

  •
  operating costs; and

  •
  whether a securitization is treated as a sale or a financing for accounting purposes.

    In addition, the following factors influence our revenues and net earnings:

  •
  the level and volatility of interest rates; and

  •
  the demand for automobile loans.

    These and other factors make it very difficult to predict our results of operations. If our results of operations do not meet the expectations of our stockholders and securities analysts, then the price of our common stock may be materially adversely affected.

We are subject to certain representations, warranties and covenants under our agreements with the trusts, which could require us to repurchase automobile loans upon certain events.

    We make certain representations, warranties and covenants when we sell automobile loans to a trust, including that, within 150 days of the sale of automobile loans to the trust, we will deliver to the custodian of the trust evidence of perfected title to the vehicle collateralizing each automobile loan sold to that trust. If we discover that we have not perfected title, or are unable to perfect title, to a vehicle collateralizing an automobile loan sold to the trust within that time, or otherwise breach a representation, warranty or covenant with respect to an automobile loan, we must repurchase the related automobile loan. Repurchases of automobile loans from a trust will affect the asset pool of the securitization, will cause our returns to deviate from our projections and could have a negative impact on our cash position, which could have a material adverse effect on our financial position, liquidity, results of operations and financial condition.

We have no recent history of independent operations.

    LBAC was formed in April of 1995 and, since its inception, has been a subsidiary of Ameriquest. Accordingly, we have never operated as an independent entity, and are in the process of developing the systems and administrative capabilities necessary to function as an independent entity. We cannot assure you that we will be able to function effectively as an independent entity.

We currently depend on Ameriquest for financial and administrative support, and will continue to do so in some respects after this offering.

    Ameriquest guarantees certain important obligations of ours, including our warehouse facilities, which are essential to our business. These guarantees are expected to be terminated prior to the effective date of this offering. We also sublease one of our locations from Ameriquest. Furthermore, we expect to enter into agreements with Ameriquest pursuant to which certain administrative functions, such as payroll and benefits plan administration, will be provided by Ameriquest for an interim period (which we currently anticipate will be approximately one year) after this offering. These agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. There can be no assurances that we will be able to function effectively without Ameriquest's support. See "Related Party Transactions."

Dependence on dealer relationships.

    We purchase automobile loans from dealerships with which we have non-exclusive relationships. These dealerships work with multiple financers for each prospective customer. Our competitors actively compete with us in our efforts to expand our dealership network. In addition, our ability to increase the volume of automobile loans we purchase depends on our ability to cultivate our existing dealer relationships and to establish relationships with other dealerships in the markets in which we currently operate and in the markets we plan to enter. The loss of any of our account managers or our inability to hire qualified account managers could materially and adversely affect our dealership relationships, resulting in a decrease in automobile loans available to us for purchase. See "—We may not be able to hire and retain a sufficient number of qualified employees on whom we depend to support our operations." Accordingly, we cannot assure you that we will be successful in maintaining our existing dealership relationships or expanding our dealership network.

We may be unable to compete in our industry successfully.

    Competition in the field of automobile loan financing is intense. The automobile finance market is highly fragmented and is served by a variety of financial entities, including:

  •
  the captive finance affiliates of major automobile manufacturers;

  •
  banks;

  •
  thrifts;

  •
  savings associations;

  •
  credit unions; and

  •
  independent finance companies.

    Many of these competitors have substantially greater financial and marketing resources and lower costs of funds than we have. Additionally, on occasion, the captive finance companies provide financing on terms significantly more favorable to automobile purchasers than we can offer. For example, the captive finance companies can offer special low interest financing programs as incentives to purchasers of selected models of automobiles manufactured by their respective parent manufacturers.

    Many of these competitors also have long standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not provide. As a provider of automobile financing, we have traditionally competed on the basis of interest rate charged, the quality of credit accepted, the flexibility of financing terms offered, dealer participation fees and the quality of service provided to dealers and customers. We cannot assure you that we will be able to compete successfully in the automobile finance market or against these competitors.

If we do not manage our growth effectively, our financial performance could be materially adversely affected.

    We have experienced rapid and substantial growth in our automobile loan purchases, securitizations and revenues since 1999. Our intended growth strategy for the foreseeable future is to increase our market share in our existing markets and expand our traditional business into new geographic areas. We cannot assure you that we will accurately anticipate and respond to the changing demands our expanding operations will face. We anticipate that future operations will place a significant strain on our management, information systems and other resources. We must attract and integrate new personnel and improve existing procedures and controls and implement new ones to support any future growth. Our inability to meet our future hiring needs and to adapt our procedures and controls accordingly could have a material adverse effect on our results of operations, financial condition and business prospects. We cannot assure you that we will achieve our growth expectations, and our inability to do so could materially adversely affect our results of operations, financial condition and business prospects.

We conduct a majority of our business in California, New York and Arizona and may be adversely affected by a future decline in economic conditions in those states.

    In 2000, approximately 43.9%, 11.6% and 3.9% of the automobile loans we purchased (as measured by principal balances) were secured by automobiles located in California, New York and Arizona. For the first nine months of 2001, those percentages were approximately 40.7%, 7.0% and 10.7%. A decline in economic conditions in these states or the surrounding regions could materially adversely affect our business and results of operations.

The loss of our key management could result in a material adverse effect on our business.

    Our future success depends to a significant extent on the continued services of our senior management. The loss of the services of key employees could have a material adverse effect on our business and results of operations. We do not maintain "key person" life insurance for any of our personnel.

We may not be able to hire and retain a sufficient number of qualified employees on whom we depend to support our operations.

    Our industry is very labor intensive. We compete for qualified personnel with companies in our business and in the collection agency, teleservices and telemarketing industries. We depend on our account managers to generate customers by, among other things, creating, developing and maintaining relationships with the automobile dealerships in the geographic areas in which they live and work. We depend on our data entry personnel to enter the automobile loan information submitted by dealerships efficiently and accurately. We depend on our credit analysts to review automobile loan applications and make suitable bids for those automobile loans. We depend on our collections personnel to service and collect our receivables effectively. Accordingly, we must be able to attract, motivate and retain skilled employees. Competition for qualified personnel may lead to increased hiring and retention costs. We cannot guarantee that we will be able to attract or retain qualified personnel. If we cannot attract or retain a sufficient number of qualified employees, or even if we can retain them but at higher costs, we may not be able to continue our growth and to operate profitably, and our business and results of operations could be adversely affected.

    The market for qualified personnel is highly competitive and historically has experienced a high rate of turnover. A high turnover rate among our employees would increase our recruiting and training costs and may limit the number of experienced personnel available for us to employ. High turnover or an inability to attract and retain qualified replacement personnel could have an adverse effect on our portfolio delinquency, default and net loss rates and, ultimately, on our financial condition, results of operations and liquidity.

Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

    Our financial position and results of operations depend on our ability to execute our business strategy. Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

An economic slowdown or a recession could increase losses and reduce the demand for automobile financing; our profitability depends on the level of interest rates.

    Periods of economic slowdown or recession, whether general, regional or industry-related, may increase the default probability on automobile loans. This risk of default may increase for those of our customers who have numerous negative credit characteristics. These periods may also be accompanied by decreased consumer demand for automobiles that would result in reduced demand for automobile loans and could reduce business for us. Decreased consumer demand for automobiles also contributes to a decline in the value of automobiles securing outstanding loans, which weakens collateral coverage and increases the possibility of losses in the event of a default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. We cannot assure you that we could remain profitable under any such conditions or that such conditions will not result in such severe reductions in the cash flows available to us to permit us to remain current on our current financing.

    The level of interest rates also affects our business. Our profitability is largely determined by the difference between the effective rate of interest earned on automobile loans purchased by us and the interest paid on our warehouse facilities prior to securitization, as well as the interest rates paid for notes and certificates issued in securitization transactions. Several factors affect our ability to manage interest rate risk. Our automobile loans are purchased at fixed interest rates, while our warehouse facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing market rates for short-term borrowings. In a rising interest rate environment we may not be able to increase rates charged to customers quickly enough to compensate for an increase in the interest rates we pay. In addition, if interest rates were to increase significantly, demand for our automobile loans may decline because our customers may not be able to afford the increased cost of purchasing an automobile caused by higher loan rates.

    Furthermore, our future gains recognized upon the securitization of automobile loans will also be affected by interest rates. We recognize a gain in connection with our securitizations based upon the estimated present value of projected future excess cash flows from the securitization trusts, which largely depends upon the gross interest rate spread. If the actual gross interest rate spread is smaller than we estimated, our actual cash flows received will be lower than the gain we initially recognized. Our investment in residual interests in securitizations is valued at fair market value in our financial statements. This asset is periodically marked to market, which includes management's estimates and market-based expectations of the performance of the underlying loans as well as current market expectations for interest rates and credit losses. We do not hedge these residuals related to these factors and their potential effects on the determination of the fair value of the residuals. Accordingly, our future operating performance may be materially impacted by changes in the fair value of the residuals.

We may experience a long-term negative impact from the September 11, 2001 terrorist attacks on the United States.

    On September 11, 2001, there were terrorist attacks on the United States. Although we do not yet know what effect these events or any similar or related events will have on the United States economy or our business, it is possible that they could have a direct or indirect negative impact on our financial position or results of operations in the future.

Our business would be adversely affected if we lost our licenses or if more stringent government regulations were enacted.

    Our business is subject to numerous federal and state consumer protection laws and regulations which, among other things:

  •
  require us to obtain and maintain licenses and qualifications;

  •
  limit the interest rates, fees and other charges we are allowed to charge;

  •
  limit or prescribe other terms of our automobile loans;

  •
  require specific disclosures; and

  •
  define our rights to repossess and sell collateral.

    Any failure to comply with, or adverse changes in, existing laws or regulations, or in their interpretation, any adverse judicial decisions or the promulgation of any additional laws or regulations, could have a material adverse effect on our business. These actions could limit the states in which we may operate, restrict our ability to realize the value of the collateral securing our automobile loans or create potential liability related to automobile loans purchased from dealers. Furthermore, we retain some of the regulatory risk on automobile loans sold in securitizations as a result of representations and warranties made by us in these transactions. In addition, governmental regulations which would deplete the supply of used vehicles, such as environmental protection regulations governing emissions or fuel consumption, could have a material adverse effect on us.

Due to the nature of our business, we are frequently involved in litigation, which could reduce our profitability or force us to change the way we do business.

    Due to the consumer-oriented nature of the industry in which we operate, industry participants frequently are named as defendants in litigation involving alleged violations of state, federal and foreign truth-in-lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance and other consumer-oriented laws and regulations, if applicable. Many of these cases are filed as purported class actions and seek damages in large dollar amounts. We have been, and are currently, involved in litigation of this type. There can be no assurance that the frequency of litigation will not increase as our business activities continue to expand. If any such actions were decided in a manner adverse to us, our operations and financial condition could be adversely affected. Please see "Business-Legal Matters" for a more detailed description of material litigation in which we are involved.

Delaware law and our charter documents could prevent a change of control that might be beneficial to you.

    Delaware law and certain provisions of our certificate of incorporation and bylaws could discourage unsolicited proposals to acquire us, even if such proposals may be beneficial to our stockholders. These provisions include:

  •
  a board of directors classified into three classes of directors with the directors of each class having staggered, three-year terms;

  •
  our board's authority to issue shares of preferred stock without stockholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of the common stock; and

  •
  provisions of Delaware law that restrict many business combinations and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

    These provisions of our certificate of incorporation, bylaws and Delaware law could discourage tender offers or other transactions that might otherwise result in our stockholders receiving a premium over the market price of our common stock.

Risks related to technology.

Our operations could be adversely affected as a result of inadequate or costly technology or telecommunications.

    Our success depends in large part on sophisticated telecommunications and computer systems. We must record and process significant amounts of data quickly and accurately to conduct our business. The temporary or permanent loss of our computer and telecommunications equipment and software systems, as a result of casualty or operating malfunction, could disrupt operations and adversely affect our business and financial condition. Our business also depends in large part on the service provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations.

Our systems may be vulnerable to security risks and we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by any breaches.

    The need for secure transmission of confidential information has been a significant barrier to the growth of wireless data communications or transactions on the Internet or by other electronic means. Unauthorized access by hackers, computer viruses and other accidental or intentional actions could disrupt our systems. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by any such breaches. If a third party were able to misappropriate our proprietary information or disrupt our operations, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our business.

    We rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by us to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation and, therefore, on our business, results of operations and financial condition. Furthermore, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, particularly as a means of conducting commercial transactions. To the extent that our activities involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business, results of operations and financial condition.

Expansion of our Internet capabilities will affect the success and growth of our business.

    As part of our growth strategy, we are in the process of providing expanded service in receiving and underwriting automobile loan applications over the Internet. If our prospective customers and the dealers with which we do business do not accept the Internet as a method for transacting business with us or if the necessary network infrastructure for growth in Internet usage is not adequately developed, our growth may be adversely affected. In addition, the adoption of new laws, or the application to the Internet of existing laws, may decrease the use of the Internet, increase our costs or otherwise adversely affect our business.

Risks related to this offering.

Our stock price may be volatile, which could result in substantial losses for our stockholders.

    Before this offering, there has been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or can be sustained after this offering. Even if an active trading market does develop, the market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

  •
  general economic conditions;

  •
  actual or anticipated changes in our future financial performance;

  •
  changes in financial estimates by securities analysts;

  •
  competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  the operating and stock performance of our competitors;

  •
  changes in interest rates;

  •
  the market for similar securities;

  •
  additions or departures of key personnel; and

  •
  conditions and trends in the Internet and e-commerce business.

You will experience immediate and substantial dilution as a result of this offering.

    The initial offering price per share will exceed our net tangible book value per share. As a result, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of approximately $  in the net tangible book value per share from the assumed $  price per share paid for the common stock in this offering (the midpoint of the range set forth on the cover page of this prospectus). For a more detailed discussion of dilution, please see the "Dilution" section of this prospectus.

Additional shares of our common stock may be issued if options are exercised, causing dilution to our stockholders.

    Upon the closing of this offering, we will have outstanding options to purchase approximately      shares of our common stock. The existence of these options may adversely affect us or our stockholders for many reasons, including:

  •
  the market price of our stock may be adversely affected by the existence of convertible securities;

  •
  if any of these options are exercised, the value of the stock held by our stockholders will be diluted if the value of such stock immediately prior to the exercise of such options exceeds the exercise price;

  •
  these options give the holders the opportunity, at nominal cost, to profit from a rise in the market price of our stock; and

  •
  the terms upon which we could issue additional common stock or obtain additional financing may be adversely affected.

    Option holders are also likely to exercise their options when, in all likelihood, we could obtain additional capital on terms more favorable than those provided by the options.

USE OF PROCEEDS

    We expect to receive approximately $      million from the sale by us of            shares of our common stock at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to receive approximately $      million, if the underwriters' over-allotment option is exercised in full.

    We intend to use $      of the net proceeds of this offering to acquire all of the issued and outstanding capital stock of LBAC and the remainder for general corporate purposes.

DIVIDEND POLICY

    We intend to retain all of our earnings in the foreseeable future to finance the expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements, financial condition, the requirements of any financing agreements to which we may be a party and on other factors considered relevant by our board of directors.

DILUTION

    LBHC was incorporated on October 10, 2001. The net tangible book value as of September 30, 2001 would have been $1,000, or $10.00 per share, based on the number of shares of common stock outstanding, assuming LBHC had been incorporated and capitalized on September 30, 2001. Net tangible book value per share represents the amount of our tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

    Our pro forma net tangible book value at September 30, 2001 would have been $         million, or $         per share after giving effect to:

  •
  the sale of         shares of common stock at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus);

  •
  the purchase of LBAC from Ameriquest; and

  •
  the application of the remaining estimated net proceeds.

    This represents an immediate dilution of $         per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution.

Assumed initial public offering price per share	$
Net tangible book value per share as of September 30, 2001	$
Pro forma net tangible book value per share	$
Pro forma dilution per share to new investors	$

    Upon the closing of this offering and in connection with the acquisition of LBAC, the shares of our common stock held by our existing sole stockholder will be redeemed and canceled. As a result, all of our outstanding common stock will be held by new investors.

    The above discussion and table assume no exercise of the underwriters' over-allotment option and no exercise of stock options granted or expected to be granted to certain of our employees and directors.

CAPITALIZATION

    The following table sets forth (1) the debt and capitalization of LBHC as of September 30, 2001, assuming it had been incorporated and capitalized on September 30, 2001, (2) the debt and capitalization of LBAC as of September 30, 2001, (3) adjustments to give effect to the purchase by LBHC of LBAC from Ameriquest, (4) adjustments to give effect to the sale of    shares of LBHC common stock in this offering, and (5) our debt and capitalization as of September 30, 2001, as adjusted by (3) and (4). You should read the following table in conjunction with the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and related notes included elsewhere in this prospectus.

	September 30, 2001
	Actual LBHC	Actual LBAC	Purchase Adjustments	Offering Adjustments	As Adjusted
	(Dollars in Thousands)
Debt:
Residual financing notes payable	$—	$30,660	$	$	$
Senior secured credit facility	—	54,194

Total debt	—	84,854

Stockholders' equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, and 0 shares issued and outstanding (1)	—	N/A
Common stock, $0.01 par value, 190,000,000 shares authorized, and 100 shares issued and outstanding (actual) and shares issued and outstanding (as adjusted) (2)	—	N/A
Preferred stock, $0.01 par value, 100,000 shares authorized, and 0 shares issued and outstanding (3)	N/A	—
Common stock, $0.01 par value, 10,000 shares authorized, and 5,000 shares issued and outstanding (4)	N/A	—
Additional paid-in capital	1	92,112
Accumulated deficit	—	(37,214)
Other comprehensive loss	—	(309)

Total stockholders' equity	1	54,589

Total debt and capitalization	$1	$139,443	$	$	$

(1)
Preferred stock of LBHC.

(2)
Common stock of LBHC, which was incorporated on October 10, 2001. The number of shares issued and outstanding excludes shares reserved for future issuance pursuant to our stock plan (of which shares are reserved for issuance pursuant to the options to be granted after this offering). Upon the closing of this offering and in connection with the acquisition of LBAC, the shares of our common stock held by our existing sole stockholder will be redeemed and canceled.

(3)
Preferred stock of LBAC.

(4)
Common stock of LBAC.

SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth our selected historical consolidated financial data for the periods ended and as of the dates indicated. The selected historical consolidated financial data as of December 31, 1999 and 2000 and for the years ended December 31, 1998 through 2000 were derived from LBAC's audited consolidated financial statements, which are included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1996, 1997 and 1998 and for the years ended December 31, 1996 and 1997 were derived from LBAC's audited consolidated financial statements, which are not included elsewhere in this prospectus. The selected historical consolidated financial data as of September 30, 2000 and 2001 and for the nine months ended September 30, 2000 and 2001 were derived from LBAC's unaudited consolidated financial statements that are included in this prospectus, and in the opinion of management, reflect and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year. You should read this information in conjunction with the consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected in the future.

	For The Year Ended Or As Of December 31,					For The Nine Months Ended Or As Of September 30,
	1996	1997	1998	1999	2000	2000	2001
	(Dollars in Thousands)
Operating Data:
Interest on loans	$3,381	$17,466	$12,607	$15,767	$15,780	$10,997	$15,766
Loan servicing fees	7,458	7,467	11,134	11,639	13,612	10,190	11,501
Gain (loss) on sales of loans, net	4,372	(9,578)	(596)	388	7,419	2,897	10,190

Total revenues	15,211	15,355	23,145	27,794	36,811	24,084	37,457
Interest on borrowings	890	5,494	6,608	6,694	8,031	5,272	6,122
Other expenses	15,047	47,284	34,582	32,502	28,465	21,268	23,839

Total expenses	15,937	52,778	41,190	39,196	36,496	26,540	29,961
(Loss) income before taxes	(726)	(37,423)	(18,045)	(11,402)	315	(2,455)	7,496
Income tax (benefit) expense	(305)	(15,717)	(7,217)	(3,975)	126	(1,006)	2,998

Net (loss) income	$(421)	$(21,706)	$(10,828)	$(7,427)	$189	$(1,449)	$4,498

Asset Quality Data (1):
Net delinquency (2):
30-59 days	2.66%	5.44%	4.17%	1.85%	1.51%	1.21%	1.63%
60+ days	1.12%	3.12%	1.94%	0.91%	0.73%	0.69%	1.08%
Total delinquency	3.79%	8.56%	6.11%	2.76%	2.25%	1.89%	2.70%
Gross delinquency (2):
30-59 days	2.81%	5.50%	4.20%	1.97%	1.55%	1.29%	1.70%
60+ days	2.46%	4.90%	2.80%	1.41%	1.11%	1.04%	1.56%
Total delinquency	5.27%	10.40%	7.00%	3.38%	2.65%	2.33%	3.26%
Charge-off rate of total managed portfolio (3)(4)	4.98%	9.93%	7.77%	5.14%	3.41%	3.33%	3.87%

Balance Sheet Data:
Loans held for sale, net	$7,059		$125,130		$13,179		$16,459		$29,569	$74,620		$59,960
Residual interests in securitizations	—		20,188		44,003		64,960		78,093	68,882		80,024
Servicing receivable	2,893		4,787		3,363		2,478		1,952	1,713		2,033
Total assets	16,231		156,268		64,036		86,523		113,711	152,563		146,516
Total liabilities	15,773		177,705		63,036		49,173		63,311	108,534		91,927
Stockholder's equity	458		(21,437)		1,000		37,350		50,400	44,029		54,589
Other Data:
Total loan originations	$181,594		$396,348		$162,661		$199,807		$302,687	$215,660		$251,781
Total managed portfolio (1)	170,302		460,981		421,550		420,410		518,155	482,094		591,673
Average principal balance per loan managed	11.9		11.0		9.9		9.6		10.4	10.1		11.1
Average original principal balance per loan managed	12.4		12.2		12.4		13.0		14.1	13.8		14.9
Total securitized portfolio	—		330,775		408,790		405,070		487,678	408,162		532,361
Loans held for sale, net	$7,059		$125,130		$13,179		$16,459		$29,569	$74,620		$59,960
Number of loans managed (1)	14,361		41,995		42,757		43,901		49,950	47,754		53,121
Number of offices at period end	7		3		3		2		2	2		2
% New vehicles (1)	18.1%		14.7%		14.3%		16.4%		24.6%	22.1%		23.8%
% Used vehicles (1)	81.8%		85.3%		85.7%		83.6%		75.4%	77.9%		76.3%
Weighted average coupon (1)	19.4%		19.3%		19.1%		18.6%		18.0%	18.1%		17.6%
Weighted average maturity (in months) (1)	51.1		48.4		42.6		42.5		46.7	45.5		48.5
Weighted average portfolio seasoning (in months) (1)	3.8		8.2		15.0		20.0		21.0	21.1		20.8
Ratios:
Debt to equity	34.4x		(8.3)x		63.0x		1.3x		1.3x	2.5x		1.7x
Equity to managed portfolio	0.3%		(4.6%	)	0.2%		8.9%		9.7%	12.2%		12.3%
Return on average equity (3)	(87.9%	)	(206.9%	)	(106.0%	)	(38.7%	)	0.4%	(4.7%	)	11.4%
Return on average asset (3)	(4.5%	)	(25.2%	)	(9.8%	)	(9.9%	)	0.2%	(1.6%	)	4.6%
Other expense as a percentage of total managed portfolio (3)	8.8%		10.3%		8.2%		7.7%		5.5%	5.9%		5.4%

(1)
Includes principal balance outstanding of automobile loans held for sale and securitized.

(2)
Net delinquency excludes loans secured by repossessed vehicles; gross delinquency includes loans secured by repossessed vehicles.

(3)
Data for the nine-month periods ended September 30, 2000 and 2001 have been annualized.

(4)
Charge-off rate equals gross charge-offs less cash recoveries divided by the average monthly managed portfolio outstanding for the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto and other information included in this prospectus.

General

    We are an independent automobile finance company engaged in underwriting, purchasing, securitizing and servicing automobile loans originated by franchised and independent automobile dealers in connection with the sale of used and, to a lesser extent, new automobiles (including vans, light trucks and SUVs). Our customers generally are consumers who are unable to obtain financing from traditional sources. To fund the purchase of automobile loans prior to securitization, we utilize borrowings under our warehouse credit facilities. In 2000, we purchased $302.7 million in automobile loans from dealers located in 18 states. For the nine months ended September 30, 2001, we purchased $251.8 million in automobile loans from dealers located in 23 states.

    From its inception until December 1997, LBAC focused upon a lower credit quality of customer than we focus on today. By early 1997, we had expanded rapidly to seven regional offices in Northern and Southern California, Illinois, Massachusetts, New Jersey, Texas and Virginia and had significantly increased the number of our employees. By December 1997, we found that we had incurred significant losses as a result of poor underwriting, poor collections efforts, emphasis on high-risk customers and a high concentration of non-franchised dealerships from whom we purchased automobile loans. Beginning in December 1997, our new senior operations management team, which we had begun assembling during the third quarter of 1997, implemented a major operational restructuring.

    We adopted a more disciplined, efficient and centralized underwriting and collection process, consolidated our offices from seven to two, reduced staff by more than 50%, significantly reduced general and administrative expenses, replaced substantially all and improved the quality of our underwriting and collection management personnel and shifted our marketing focus to franchised dealer relationships. As a result of these efforts, we have experienced a substantial improvement in our automobile loan performance and profitability. The percentage of dealers with which we do business that are franchised dealers increased from 67% as of December 31, 1997 to 94% as of September 30, 2001. Our 30+ day gross delinquency rate on our managed portfolio decreased from 10.4% as of December 31, 1997 to 3.3% as of September 30, 2001. In addition, our annualized charge-off rate for our managed portfolio decreased from 9.9% for the year ended December 31, 1997 to 3.9% for the nine months ended September 30, 2001.

    We generate revenues through the purchase, securitization and servicing of automobile loans. These revenues consist of interest on loans, loan servicing fees and gain on sales of loans. The components of interest on loans are finance charge income on automobile loans held for sale and accretion income related to the amortization of the present value discount on estimated cash flows from residual interests in securitizations. Loan servicing fees include contractually specified servicing fees for the servicing of automobile loans, late charges and other miscellaneous servicing fee income.

    We periodically sell automobile loans to certain special-purpose finance trusts, which in turn issue asset-backed securities to investors. We retain interests in the automobile loans sold in the form of residual interests in securitizations. The residual interests in securitizations represent the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the automobile loans and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses.

    We recognize gain on sales of automobile loans as the difference between the sale proceeds, net of transaction costs, and the allocated basis of the assets transferred. The allocated basis of the interests retained is classified as residual interests in securitizations on our balance sheet.

    For securitizations executed prior to 2000, we classify residual interests as trading assets and recognize in the current period gains or losses in residual interests held for trading in our statements of operations, as a component of gain on sales of loans, attributable to the change in the fair value of the residual interests. Beginning in 2000, residual interests resulting from securitizations are classified as available-for-sale and measured at fair value. Unrealized holding gains or temporary holding losses are reported net of income tax effects as a separate component of stockholder's equity until realized. If we deem a decline in fair value to be other than temporary, we write down the relevant assets through a charge to earnings.

    We estimate the fair value of residual interests in securitizations monthly by calculating the present value of the future excess cash flows from the trusts using discount rates commensurate with the risks involved. Such calculations include estimates of credit losses and prepayment rates for the remaining term of the automobile loans transferred to the trusts since these factors impact the amount and timing of future excess cash flows.

    Prior to securitization, loans purchased are recorded on our balance sheet as loans held for sale. The carrying value of loans held for sale includes loan principal balances, capitalized direct origination costs, dealer participation payments, discount fees received, accrued interest income and provision for loan losses.

    Our expenses largely consist of interest on borrowings, provision for loan losses, and general and administrative expenses.

    Interest on borrowings includes the borrowing costs under our warehouse credit facilities and our residual financing facility. We have two warehouse credit facilities that we use to aggregate automobile loans prior to sale in securitization. These credit facilities bear interest at a rate based on a spread to LIBOR and are collateralized by loans held for sale. Our residual financing facility bears interest at a rate based on a spread to LIBOR and is collateralized by the residual interests that we retain in securitizations.

    We charge the provision for loan losses to maintain the allowance for credit losses at a level to cover probable losses that can be reasonably estimated for loans held on our balance sheet. The allowance for credit losses is increased by charging the provision for loan losses and decreased by actual losses on the loans we hold for sale or by reversing the allowance for credit losses through the provision for loan losses when the amount of loans held for sale on our balance sheet is reduced by securitization transactions treated as sales. The level of the allowance is based principally on the outstanding balance of loans held for sale on our balance sheet and delinquency trends. We believe that the allowance for credit losses is currently adequate to absorb probable losses in our loans held for sale portfolio that can be reasonably estimated.

    General and administrative expenses consist primarily of: salaries, commissions and benefits; data processing and communications, including charges for our collection and payment processing system, charges for outsourced data processing, Internet support fees and telephone charges; and occupancy and equipment.

Results of Operations

Nine Months Ended September 30, 2001 compared to Nine Months Ended September 30, 2000

  Total Revenues

    Our total revenues increased to $37.5 million for the nine months ended September 30, 2001 from $24.1 million for the same period in 2000, an increase of $13.4 million, or 55.6%, as a result of stronger loan production and the subsequent securitizations of loans with an increased net interest spread.

    Interest on Loans.  Interest on loans increased to $15.8 million for the nine months ended September 30, 2001 from $11.0 million for the same period in 2000, an increase of $4.8 million, or 43.6%.

    Interest income on loans held for sale increased to $8.6 million for the nine months ended September 30, 2001 from $4.0 million for the same period in 2000, an increase of $4.6 million, or 115.0%. This increase in income resulted from an increase in average loan held for sale balances, partially offset by a decrease in weighted average coupon on our automobile loans. The average balance of loans held for sale increased to $78.1 million for the nine months ended September 30, 2001 from $45.1 million for the same period in 2000, an increase of $33.0 million, or 73.2%. The weighted average coupon decreased to 17.3% for the nine months ended September 30, 2001 from 17.6% for the same period in 2000.

    An additional component of interest on loans is accretion income, which is attributed to the amortization of the present value discount on estimated cash flows from residual interests in securitizations. Accretion income increased to $7.1 million for the nine months ended September 30, 2001 from $7.0 million for the same period in 2000, an increase of $0.1 million, or 1.4%. This increase was attributable primarily to the outstanding balance of the securitized portfolio, which grew to $532.3 million at September 30, 2001 from $408.2 million at September 30, 2000, an increase of $124.1 million, or 30.4%.

    Loan Servicing Fees.  Loan servicing fees increased to $11.5 million for the nine months ended September 30, 2001 from $10.2 million for the same period in 2000, an increase of $1.3 million, or 12.7%. The increase was primarily attributable to the increase in the size of our securitized portfolio.

    Gain on Sales of Loans.  Gain on sales of loans increased to $10.2 million for the nine months ended September 30, 2001 from $2.9 million for the same period in 2000, an increase of $7.3 million, or 251.7%. Gains related to current-year securitizations were $11.2 million for the nine months ended September 30, 2001 and $3.3 million for the same period in 2000, which were partially offset by unrealized losses of $3.3 million for the nine months ended September 30, 2001 and $0.7 million of unrealized gains for the same period in 2000. The increase in gains related to current-year securitizations was primarily attributable to increased loan securitizations, which increased to $230.0 million from $140.0 million, and net interest spread, which increased to 11.6% from 9.9%, partially offset by an increase in cumulative credit loss assumptions to 8.0% from 7.0% due to a perceived weakening in economic conditions.

    Significant assumptions used in determining the gain on sales of loans were as follows:

	For The Nine Months Ended September 30,
	2000	2001
Cumulative credit losses	7.0%	8.0%
Discount rate	12.0%	12.0%

  Total Expenses

    Interest on Borrowings.  Interest on borrowings increased to $6.1 million for the nine months ended September 30, 2001 from $5.3 million for the same period in 2000, an increase of $0.8 million, or 15.1%. This increase resulted from an increase in debt balances, partially offset by a decrease in interest rates paid. Average debt balances increased to $104.1 million for the nine months ended September 30, 2001 from $76.1 million for the same period in 2000, an increase of $28.0 million, or 36.8%. The rate paid on borrowings is based on a spread to 30-day LIBOR. That rate averaged 4.4% and 6.3% for the nine months ended September 30, 2001 and 2000, respectively.

    Provision for Loan Losses.  The provision for loan losses increased to $3.5 million for the nine months ended September 30, 2001 from $2.5 million for the same period in 2000, an increase of $1.0 million, or 40.0%. The increase was attributable primarily to an increase in automobile loans purchased.

    Salaries, Commissions and Benefits.  Salaries, commissions and benefits increased to $13.2 million for the nine months ended September 30, 2001 from $12.1 million for the same period in 2000, an increase of $1.1 million, or 9.1%. This increase was primarily attributable to a 6% increase in personnel and a 17% increase in automobile loans purchased, which resulted in an increase in commissions paid.

    Data Processing and Communications.  Data processing and communications expense increased to $2.9 million for the nine months ended September 30, 2001 from $2.5 million for the same period in 2000, an increase of $0.4 million, or 16.0%. This increase was primarily attributable to an increase in the managed automobile loan portfolio and in the number of automobile loans purchased.

    Occupancy and Equipment.  Occupancy and equipment expense decreased to $2.0 million for the nine months ended September 30, 2001 from $2.6 million for the same period in 2000, a decrease of $0.6 million, or 23.1%. The decrease was primarily attributable to the expiration of equipment lease agreements.

    Other General and Administrative Expense.  Other general and administrative expense increased to $2.3 million for the nine months ended September 30, 2001 from $1.5 million for the same period in 2000, an increase of $0.8 million, or 53.3%. The increase was primarily the result of additional legal and consulting fees related to the negotiation of warehouse facilities and the utilization of information technology consultants.

  Net Income

    Net income increased to $4.5 million for the nine months ended September 30, 2001 from a net loss of $1.4 million for the same period in 2000.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

  Total Revenues

    Our total revenues increased to $36.8 million in 2000 from $27.8 million in 1999, an increase of $9.0 million, or 32.4%, as a result of stronger automobile loan production and the subsequent securitization of automobile loans with improved asset quality and an increased net interest spread.

    Interest on Loans.  Interest on loans was $15.8 million for each of 2000 and 1999.

    Interest income on loans held for sale decreased to $6.5 million in 2000 from $7.7 million in 1999, a decrease of $1.2 million, or 15.6%. This decline in income resulted from a decrease in the weighted average coupon on our automobile loans, partially offset by an increase in average loan held for sale balances. The average balance of loans held for sale increased to $55.2 million in 2000 from

$54.1 million in 1999, while the weighted average coupon decreased to 17.7% in 2000 from 17.9% in 1999.

    Accretion income increased to $9.2 million in 2000 from $8.1 million in 1999, an increase of $1.1 million, or 13.6%. This increase was primarily attributable to the outstanding balance of the securitized portfolio, which grew to $487.7 million at December 31, 2000 from $405.1 million at December 31, 1999, an increase of $82.6 million, or 20.4%.

    Loan Servicing Fees.  Loan servicing fees increased to $13.6 million in 2000 from $11.6 million in 1999, an increase of $2.0 million, or 17.2%. This increase was primarily attributable to the increase in the size of our securitized portfolio.

    Gain on Sales of Loans.  Gain on sales of automobile loans increased to $7.4 million in 2000 from $0.4 million in 1999, an increase of $7.0 million. Gains related to current-year securitizations were $8.5 million in 2000 and $3.8 million in 1999, which were partially offset by an unrealized gain on trading assets of $0.1 million in 2000 and an unrealized loss on trading assets of $3.4 million in 1999. The increase in gains related to current-year securitizations was primarily attributable to increased loan securitizations, which increased to $292.4 million from $183.9 million, and a decrease in cumulative credit loss assumptions to 6.5% at December 2000 from 8.0% at July 1999 due to an improvement in asset quality of the loans purchased, partially offset by a decrease in net interest spread to 9.7% from 10.1%.

    Significant assumptions used in determining the gain on sales of loans were as follows:

	For The Year Ended December 31,
	1999	2000
Cumulative credit losses	7.0–8.0%	6.5–7.0%
Discount rate	12.0%	12.0%

  Total Expenses

    Interest on Borrowings.  Interest on borrowings increased to $8.0 million in 2000 from $6.7 million in 1999, an increase of $1.3 million, or 19.4%. This increase resulted from an increase in debt balances along with an increase in interest rates paid. Average debt balances increased to $85.3 million in 2000 from $84.0 million in 1999, an increase of $1.3 million, or 1.5%. The rate paid on borrowings is based on a spread to 30-day LIBOR. That rate averaged 6.4% in 2000 and 5.2% in 1999.

    Provision for Loan Losses.  The provision for loan losses decreased to $3.3 million in 2000 from $3.9 million in 1999, a decrease of $0.6 million, or 15.4%. This decrease was primarily attributable to improved asset quality of our newly acquired automobile loan purchases and a reduction of $2.1 million in net charge-offs in 2000 from 1999 for automobile loans held for sale.

    Salaries, Commissions and Benefits.  Salaries, commissions and benefits increased to $16.1 million in 2000 from $15.8 million in 1999, an increase of $0.3 million, or 1.8%. This increase was primarily attributable to cost-of-living increases.

    Data Processing and Communications.  Data processing and communications expense increased to $3.7 million in 2000 from $3.4 million in 1999, an increase of $0.3 million, or 8.8%. This increase was a result of an increase in the managed automobile loan portfolio.

    Occupancy and Equipment.  Occupancy and equipment expense decreased to $3.5 million in 2000 from $4.3 million in 1999, a decrease of $0.8 million, or 18.6%. This decrease was a result of an office closure in 1999 and the expiration of equipment lease agreements.

    Other General and Administrative Expense.  Other general and administrative expense decreased to $1.9 million in 2000 from $5.0 million in 1999, a decrease of $3.1 million, or 62.0%. The decrease was primarily a result of an office closure in 1999 and lower legal and consulting fees experienced in 2000.

  Net Income

    Net income increased to $0.2 million in 2000 from a net loss of $7.4 million in 1999.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

  Total Revenues

    Our total revenues increased to $27.8 million in 1999 from $23.1 million in 1998, an increase of $4.7 million, or 20.3%. This increase was primarily attributable to improved asset quality of loans sold.

    Interest on Loans.  Interest on loans increased to $15.8 million in 1999 from $12.6 million in 1998, an increase of $3.2 million, or 25.3%.

    Interest income on loans held for sale increased to $7.7 million in 1999 from $6.6 million in 1998, an increase of $1.1 million, or 16.7%. This increase in income resulted primarily from an increase in average loan held for sale balances, partially offset by a decrease in the weighted average coupon on our automobile loans. The average balance of loans held for sale increased to $54.1 million in 1999 from $46.9 million in 1998, an increase of $7.2 million, or 15.4%. The weighted average coupon decreased to 17.9% in 1999 from 19.1% in 1998.

    Accretion income increased to $8.1 million in 1999 from $6.0 million in 1998, an increase of $2.1 million, or 35.0%. This increase was primarily attributable to improved asset quality for our 1999 securitizations, partially offset by a decrease in the outstanding balance of the securitized portfolio of $405.1 million at December 31, 1999 from $408.8 million at December 31, 1998.

    Loan Servicing Fees.  Loan servicing fees increased to $11.6 million in 1999 from $11.1 million in 1998, an increase of $0.5 million, or 4.5%. This increase was primarily attributable to late fee income.

    Gain on Sales of Loans.  Gain on sales of loans increased to $0.4 million in 1999 from a loss of $0.6 million in 1998. Gains related to current-year securitizations were $3.8 million in 1999 and $0.5 million in 1998, which were partially offset by an unrealized loss on trading assets of $3.4 million in 1999 and $1.1 million in 1998. The increase in gains related to current-year securitizations was primarily attributable to a decrease in cumulative credit loss assumptions to 7.0% at October 1999 from 11.0% at January 1998 due to an improvement in asset quality of the loans purchased and a decrease in discount rate assumptions to 12.0% from 15.0%, partially offset by a decrease in loan securitizations to $183.9 million from $264.5 million and a decrease in net interest spread to 10.0% from 12.0%.

    Significant assumptions used in determining the gain on sales of loans were as follows:

	For The Year Ended December 31,
	1998	1999
Cumulative credit losses	11.0%	7.0–8.0%
Discount rate	15.0%	12.0%

  Total Expenses

    Interest on Borrowings.  Interest on borrowings increased to $6.7 million in 1999 from $6.6 million in 1998, an increase of $0.1 million, or 1.5%. This resulted from an increase in debt balances, partially offset by a decrease in interest rates paid. Average debt balances were $84.0 million in 1999 and $79.8 million in 1998. The rate paid on borrowings is based on a spread to 30-day LIBOR. That rate averaged 5.2% in 1999 and 5.6% in 1998.

    Provision for Loan Losses.  The provision for loan losses decreased to $3.9 million in 1999 from $4.1 million in 1998, a decrease of $0.2 million, or 4.9%. This decrease was primarily attributable to improved asset quality of our newly purchased automobile loans and a reduction of $2.4 million in charge-offs in 1999 from 1998 for loans held for sale.

    Salaries, Commissions and Benefits.  Salaries, commissions and benefits decreased to $15.8 million in 1999 from $18.9 million in 1998, a decrease of $3.1 million, or 16.4%. This decrease was primarily attributable to the office closure in 1999 resulting in a 20% decrease in personnel.

    Data Processing and Communications.  Data processing and communications expense decreased to $3.4 million in 1999 from $4.1 million in 1998, a decrease of $0.7 million, or 17.1%. This decrease was primarily attributable to the office closure in 1999.

    Occupancy and Equipment.  Occupancy and equipment expense decreased to $4.3 million in 1999 from $5.3 million in 1998, a decrease of $1.0 million, or 18.9%. This decrease was a result of the office closure in 1999.

    Other General and Administrative Expense.  Other general and administrative expense increased to $5.0 million in 1999, from $2.2 million in 1998, an increase of $2.8 million, or 127.0%. The increase was primarily attributable to an office closure and additional legal and consulting fees experienced in 1999.

  Net Loss

    Net loss decreased to $7.4 million in 1999 from $10.8 million in 1998.

Financial Condition

September 30, 2001 compared to December 31, 2000

    Loans Held for Sale.  Loans held for sale increased to $60.0 million at September 30, 2001 from $29.6 million at December 31, 2000, an increase of $30.4 million, or 102.7%. This increase was primarily attributable to the timing of our securitizations.

    Residual Interests in Securitizations — Trading Assets.  Residual interests in securitizations — trading assets decreased to $33.1 million at September 30, 2001 from $50.2 million at December  31, 2000, a decrease of $17.1 million, or 34.1%. This decrease resulted from $24.5 million of excess cash flow that we received, partially offset by $5.0 million of accretion income and $2.4 million of fair market value adjustment on certain existing residual interests in securitizations primarily due to lower than estimated losses.

    Residual Interests in Securitizations — Available for Sale.  Residual interests in securitizations — available for sale increased to $47.0 million at September 30, 2001 from $27.9 million at December 31, 2000, an increase of $19.1 million, or 68.5%. This increase resulted from $21.0 million of new capitalization of residual interests and $2.5 million of accretion income, partially offset by $0.5 million of excess cash flow that we received and a $3.9 million increase of realized/unrealized losses in certain existing residual interests in securitizations primarily due to perceived weakening economic conditions.

    Servicing Receivables.  Servicing receivables were $2.0 million at September 30, 2001 and December 31, 2000.

    Residual Financing Notes Payable.  Residual financing notes payable decreased to $30.7 million at September 30, 2001, from $31.0 million at December 31, 2000, a decrease of $0.3 million, or 1.0%. This decrease was the result of additional borrowings of $15.7 million, partially offset by the payment of $16.0 million.

    Senior Secured Credit Facility.  Senior secured credit facility balances, which refer to balances under our warehouse facilities with Bank One and Greenwich, increased to $54.2 million at September 30, 2001 from $28.4 million at December 31, 2000, an increase of $25.8 million, or 90.8%. This increase was primarily attributable to an increase in loans held for sale.

    Due to parent — income tax liability.  Income tax liability increased to $2.8 million at September 30, 2001, an increase of $2.8 million. This increase was attributable to the provision for income taxes.

    Accounts Payable and Accrued Liabilities.  Accounts payable and accrued liabilities increased to $4.3 million at September 30, 2001 from $3.9 million at December 31, 2000, an increase of $0.4 million, or 10.3%. This increase was primarily attributable to an increase in amounts payable to dealers for last day-of-month loan purchases.

Asset Quality

  Overview

    We provide financing to consumers who generally have limited access to traditional sources of credit and who present an increased risk of default. Charge-offs directly impact our earnings and cash flows. To minimize the amount of credit losses we incur, we monitor delinquent accounts, promptly repossess and remarket vehicles, and seek to collect on deficiency balances.

    In 1998 and 1999, our management took a number of actions and put in place new procedures to improve credit quality. Management replaced existing credit management staff and instituted new compensation incentives to improve the underwriting process. The changed compensation incentives reward performance based on credit quality by measuring individual cumulative loss performance for all underwriters. Stricter underwriting guidelines, the successful development and implementation of our proprietary credit scoring model, a higher quality portfolio of new loan production and an improved servicing platform all contributed to improved asset quality. As a result of management actions to improve credit quality, delinquency in our managed portfolio decreased from 10.4% at the beginning of 1998 to 3.4% at the end of 1999.

    At September 30, 2001 the percentage of our managed portfolio 30+ days delinquent was 3.3% compared to 2.3% at September 30, 2000. We calculate delinquency based on the contractual due date. Net charge-offs on average loans outstanding at September 30, 2001 were 3.9% compared with 3.3% at September 30, 2000.

    At December 31, 2000, the percentage of our managed portfolio 30+ days delinquent was 2.7% compared with 3.4% at December 31, 1999 and 7.0% at December 31, 1998. Net charge-offs on average loans outstanding for the year ended December 31, 2000 were 3.4% compared with 5.1% and 7.8% for the years ended December 31, 1999 and 1998, respectively.

    The following table sets forth information with respect to the gross delinquency of our managed portfolio, which includes loans held for sale and loans that have been securitized but are serviced by us:

	As Of December 31,						As Of September 30,
	1998		1999		2000		2000		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Managed portfolio	$421,550		$420,410		$518,155		$482,094		$591,673
Gross delinquent loans:
30-59 days	$17,711	4.20%	$8,299	1.97%	$8,012	1.55%	$6,207	1.29%	$10,044	1.70%
60 days or more	11,814	2.80%	5,910	1.41%	5,744	1.11%	5,033	1.04%	9,233	1.56%

Total gross delinquent loans	$29,525	7.00%	$14,209	3.38%	$13,756	2.66%	$11,240	2.33%	$19,277	3.26%

    The following table sets forth information with respect to loans secured by repossessed vehicles in our managed portfolio:

	As Of December 31,						As Of September 30,
	1998		1999		2000		2000		2001
	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount
	(Dollars in Thousands)
Managed portfolio	42,757	$421,550	43,901	$420,410	49,950	$518,155	47,754	$482,094	53,121	$591,673
Loans secured by repossessed vehicles	413	$4,138	299	$2,881	205	$2,277	213	$2,256	294	$3,419
Loans secured by repossessed vehicles as a percentage of number and amount of managed portfolio	0.97%	0.98%	0.68%	0.69%	0.41%	0.44%	0.45%	0.47%	0.55%	0.58%

    The following table sets forth information with respect to actual credit loss experience on our managed portfolio:

	For The Year Ended December 31,			For The Nine Months Ended September 30,
	1998	1999	2000	2000	2001
		(Dollars in Thousands)
Average managed portfolio	$437,157	$417,175	$460,561	$446,131	$553,069
Gross charge-offs	$67,552	$47,195	$36,850	$27,496	$33,365
Recoveries	33,593	25,734	21,156	16,363	17,294

Net charge-offs	$33,959	$21,461	$15,694	$11,133	$16,071
Net charge-offs as a percentage of average managed portfolio	7.77%	5.14%	3.41%	3.33%	3.87%

    The following table sets forth the cumulative static pool net losses by month for all of our securitized pools (cumulative static pool net losses are equal to the cumulative amount of net losses actually recognized divided by the original principal balance of the securitization transaction). We believe that the table demonstrates a substantial improvement in our automobile loan performance.

Trusts:
Period(1)	1997-1	1997-2	1998-1	1998-2	1999-1	1999-2	2000-1	2000-2	2001-A
1	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2	0.02%	0.03%	0.04%	0.05%	0.06%	0.07%	0.07%	0.08%	0.02%
3	0.17%	0.18%	0.10%	0.16%	0.20%	0.21%	0.17%	0.20%	0.18%
4	0.84%	0.58%	0.45%	0.34%	0.48%	0.41%	0.24%	0.45%	0.34%
5	1.62%	1.48%	0.95%	0.57%	0.75%	0.72%	0.51%	0.68%
6	2.13%	2.51%	1.33%	1.07%	1.02%	0.93%	0.79%	0.88%
7	2.97%	3.30%	2.09%	1.46%	1.24%	1.19%	0.97%	1.14%
8	3.65%	4.31%	3.06%	1.90%	1.65%	1.40%	1.31%	1.46%
9	4.11%	5.27%	3.75%	2.29%	1.91%	1.56%	1.52%	1.82%
10	5.07%	5.63%	4.28%	2.57%	2.03%	1.76%	1.78%	2.31%
11	5.92%	6.01%	4.92%	2.91%	2.26%	2.10%	1.96%
12	6.71%	6.43%	5.47%	3.37%	2.44%	2.28%	2.17%
13	7.22%	6.99%	5.94%	3.73%	2.78%	2.46%	2.43%
14	7.89%	7.61%	6.33%	4.10%	3.07%	2.77%	2.69%
15	8.30%	8.00%	6.69%	4.57%	3.38%	3.02%	2.98%
16	8.49%	8.63%	7.01%	4.99%	3.75%	3.23%	3.23%
17	8.68%	9.21%	7.35%	5.33%	3.98%	3.45%
18	8.97%	9.66%	7.61%	5.57%	4.20%	3.66%
19	9.57%	10.06%	7.96%	5.76%	4.46%	3.85%
20	10.03%	10.38%	8.25%	5.91%	4.67%	4.08%
21	10.34%	10.59%	8.67%	6.09%	4.77%	4.34%
22	10.60%	10.88%	9.04%	6.38%	4.99%	4.64%
23	10.78%	11.06%	9.36%	6.68%	5.14%
24	11.08%	11.26%	9.69%	6.89%	5.35%
25	11.30%	11.52%	9.93%	7.08%	5.64%
26	11.62%	11.72%	10.15%	7.25%	5.86%
27	11.86%	11.90%	10.33%	7.53%
28	11.95%	12.08%	10.54%	7.68%
29	12.06%	12.31%	10.70%	7.84%
30	12.22%	12.50%	10.81%	7.97%
31	12.31%	12.63%	10.93%	8.07%
32	12.43%	12.74%	11.03%	8.20%
33	12.50%	12.81%	11.17%	8.35%
34	12.56%	12.86%	11.23%	8.45%
35	12.65%	12.90%	11.41%	8.59%
36	12.78%	12.96%	11.51%
37	12.81%	13.04%	11.62%
38	12.86%	13.09%	11.70%
39	12.87%	13.19%	11.78%
40	12.92%	13.27%	11.82%
41	12.92%	13.31%	11.88%
42	—	13.35%	11.93%
43		13.38%	11.99%
44		13.40%	12.08%
45		—	12.13%

(1)
Represents the number of months since the inception of the securitization transaction.

    Residual interests in securitizations are a significant asset on our balance sheet. Residual interests in securitizations represent the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the automobile loans and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses. The residual interests are increased by securitizing automobile loans and recording the fair market value of the residual interests and recording the amortization of their undiscounted present value, and are decreased by cash received and unrealized and realized losses.

    The following table reflects significant data and ratios concerning our residual interests in securitizations:

	For The Year Ended Or As Of December 31,			For The Nine Months Ended Or As Of September 30,
	1998	1999	2000	2000	2001
	(Dollars in Thousands)
Total securitized portfolio outstanding	$408,790	$405,070	$487,678	$408,162	$532,361
Total residual interests in securitizations outstanding	44,003	64,960	78,093	68,882	80,024
Cash flow from residual interests in securitizations at the end of period	—	6,129	26,435	22,024	25,031
Ratios:
Residual interests in securitizations to securitized portfolio	10.76%	16.04%	16.01%	16.88%	15.03%
Cash flow to average residual interests in securitizations	0.00%	11.25%	36.96%	32.99%	31.66%

Liquidity and Capital Resources

    To purchase an automobile loan, we draw against a warehouse facility with Bank One. The Bank One facility is for $30 million and expires on August 16, 2002, unless terminated earlier. We are in negotiations to extend this facility to August 31, 2003. We also have a warehouse facility with Greenwich. The Greenwich facility is for $175 million and expires on February 2, 2002, unless terminated earlier. Our existing facilities are secured by the automobile loans that are funded by the facilities. Loans under the facilities bear interest at a spread to LIBOR. The documents governing our warehouse facilities contain a number of covenants and restrictive financial conditions. For the nine months ended September 30, 2001, we paid a weighted-average interest rate on our warehouse facilities of 7.2%, compared to 8.4% for the same period in 2000. At September 30, 2001, the outstanding balance under these facilities was $54.2 million. See "Business—Financing and Securitization—Warehouse Financing."

    We finance our automobile loans under one of our warehouse facilities and subsequently sell the loans on a non-recourse basis (but subject to customary representations and warranties) using asset-backed securities we issue through the trusts. The gain on sale accounting for these securitizations creates an asset called residual interests in securitizations. We have a facility with Greenwich that allows us to borrow against these residual interests. We use our borrowings under this facility to help finance the initial cash deposits and origination costs of a securitization. This Greenwich facility is for $42 million and is scheduled to expire on December 31, 2001. Greenwich has advised us that it will extend the commitment through February 2002. Upon each securitization, we enter into an individual loan agreement to borrow funds under this facility secured by the residual interests related to that securitization. Each of these loan agreements has a term of one year. The loans under this facility bear interest at a spread to LIBOR. The documents that govern this residual facility contain a number of covenants and restrictive financial conditions. For the nine months ended September 30, 2001, we paid a weighted average interest rate of 7.7% on borrowings under this facility compared to 8.9% for the same period in 2000. The outstanding balance under this facility as of September 30, 2001 was $30.7 million. See "Business—Financing and Securitization—Securitization."

Inflation

    For the period 1995 to 2001, inflation has been relatively low and we believe it has not had a material effect on our results of operations. To the extent inflation increases in the future, interest rates will also likely rise, which could adversely impact the volume of our loan purchases and the discount rate used in the valuation of our residual interests in securitizations.

Interest Rate Risk

    Our primary market risk is exposure to interest rate risk. Our profitability may be directly affected by the level of, and fluctuations in, interest rates, which affect our ability to earn a spread between interest received on our loans and the cost of our borrowings, which are tied to yield on LIBOR. Our profitability is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect our ability to purchase loans. Fluctuating interest rates may affect the net interest income we earn resulting from the difference between the yield to us on loans held pending securitization and the interest paid by us for funds borrowed under our warehouse facilities. We manage our interest rate risk through securitizations. Loans sold into securitization trusts are funded at a fixed interest rate. We therefore lock in the spread, which minimizes our exposure to movements in interest rates.

Credit Risk Management

    We seek to reduce credit risk through (1) the review of each automobile loan prior to purchase to ensure that it meets our underwriting guidelines, (2) use of early intervention, proactive collection and loss mitigation techniques in the servicing process and (3) obtaining representations and warranties from the dealers from which we purchase loans.

Quantitative and Qualitative Market Risk Disclosure

    Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest rates.

    We monitor the aggregate cash flow, projected net yield and market value of our loan portfolio under various interest rate and loss assumptions. While certain loans may perform poorly in an increasing or decreasing interest rate environment, other loans may perform well, and others may not be impacted at all.

    We time our securitizations so as to minimize our exposure to interest rate fluctuations by shortening the period during which our variable-rate warehouse borrowings are outstanding and during which we hold loans for sale.

    We measure the sensitivity of the current fair value of our residual interests in securitizations to changes in credit losses, discount rate, and prepayment speeds. Changes are defined as instantaneous and stress tested at 10% and 20% increments from the assumptions used at period end. We estimate the fair value of our investments assuming there would be no changes in credit losses, discount rate, and prepayment speeds from those at period end. Once we establish the base case, we project cash flows for each of the defined scenarios. Those projections are then compared with the base case to determine the estimated change to the fair value of our residual interests in securitizations.

    The chart below demonstrates the sensitivity to negative changes in key economic assumptions on the fair value of residual interests in securitizations.

	December 31, 2000	September 30, 2001
	(Dollars in Thousands)
Carrying value of residual interests	$78,093	$80,024
Weighted average life (in years)	1.2	1.2
Prepayment speed assumptions (annual rate)	0.7%–1.5%	1.0%–1.5%
Impact on fair value 10% adverse change	$(762)	$(626)
Impact on fair value 20% adverse change	$(1,287)	$(1,244)
Expected credit losses (annual rate)	6.5%–13.6%	7.3%–12.3%
Impact on fair value 10% adverse change	$(2,904)	$(4,021)
Impact on fair value 20% adverse change	$(5,845)	$(8,059)
Discount rate (annual rate)	12.0%–15.0%	12.0%–15.0%
Impact on fair value 10% adverse change	$(1,840)	$(1,544)
Impact on fair value 20% adverse change	$(3,398)	$(3,037)

    We use several risk management strategies to monitor and address interest rate risk. Such strategies allow us to monitor and evaluate our exposure to these risks and to manage the risk profile of our loan portfolio in response to changes in the market risk. We cannot assure you, however, that we will continue to adequately manage the risk profile of our loan portfolio.

Taxes

    Ameriquest files a consolidated federal income tax return that includes all of its eligible subsidiaries and divisions, including LBAC prior to the time LBHC purchases it. The purchase of the LBAC stock will have no impact on the historical basis of our assets and liabilities as reflected in our consolidated financial statements with the exception of the recording of a deferred tax asset due to a step up in the tax basis of the assets of LBAC. For federal income tax purposes, we will record an increase in the tax basis of our consolidated fixed and intangible assets in an amount approximately equal to the taxable gain recognized by Ameriquest on the sale of approximately $  million at September 30, 2001. We expect that such tax basis will produce a tax benefit to us in future years through depreciation or amortization deductions or through decreased gain or increased loss on a disposition by us of any of those assets. However, if in the future our management decides that we may not generate sufficient taxable income to realize the benefit of that asset, we may have to establish a reserve for a portion of that asset, or the amount of that asset may be reduced. Our effective tax rate was approximately 40% in 2000 compared with 34.9% in 1999 and 40% in 1998. We established a valuation allowance for state taxes of 4.6% in 1999 to offset the benefit of state tax loss carry forwards that were expected to expire unused. Beginning in 1999, our securitizations are treated as sales under generally accepted accounting principles and as secured borrowings for income tax purposes.

Accounting Pronouncements

    Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), requires that all derivative instruments be recognized as either assets or liabilities at fair value through earnings. If certain conditions are met, a derivative may be specifically designated as a hedge of the fair value of a recognized asset, liability or firm commitment, a hedge of the cash flows of a forecasted transaction or a hedge of foreign currency exposure. This statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We adopted this statement effective January 1, 2001. The initial adoption of this statement did not result in a transition adjustment and accordingly, it had no impact on our balance sheet or our results of operations.

    SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125 ("SFAS No. 140"), was issued in September 2000 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral. It requires certain disclosures, but carries over most of Statement No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, however, the disclosure requirements are effective for fiscal years ending after December 15, 2000. The adoption of the provisions of SFAS No. 140 did not have a material impact on our results of operations or financial position.

    Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets ("EITF Issue No. 99-20"), sets forth the rules for recognizing interest income and determining when securities must be written down to fair value because of impairment. EITF Issue No. 99-20 became effective March 31, 2001. We have adopted the provisions of EITF Issue No. 99-20. The adoption of EITF Issue No. 99-20 did not have an impact on our results of operations or financial position.

    SFAS No. 141, Business Combinations ("SFAS No. 141"), requires that all business combinations be accounted for by a single method—the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. We do not expect the adoption of the provisions of SFAS No. 141 to have a material impact on our results of operations or financial position.

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that, upon its adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121"). SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. We do not believe that this statement will have an impact on our consolidated financial position or results of operations.

    In July 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. We do not believe that this statement will have an impact on our consolidated financial position or results of operations.

    In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), that replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We have determined that this statement will not have an impact on our consolidated financial position or results of operations.

PRO FORMA PORTFOLIO BASIS STATEMENTS OF OPERATIONS

     The following pro forma portfolio basis statements of operations present our results under the assumption that all our securitization transactions are treated as secured financings rather than as sales and, therefore, provide a method by which to gauge our year-to-year performance. This presentation is not in accordance with generally accepted accounting principles and we do not intend to adopt a "portfolio basis" method of accounting. However, we believe that such a presentation is an important performance measure of our operations.

    The pro forma portfolio basis statements of operations present our operating results under the assumption that securitizations are treated as secured borrowings, and no gain on sale or contractual servicing fee income is recognized. Instead, interest income is recognized over the life of the securitized automobile loans as accrued, and interest and other costs related to the loans are also recognized as accrued. Net charge-offs are recorded when incurred in accordance with our charge-off policy. We refer to these pro forma results as "portfolio basis" statements of operations since the loans would have remained in our on-balance sheet loan portfolio if we had accounted for the transactions as financings. The growth in our portfolio basis earnings reflects the growth in our average managed portfolio to $553.1 million for the nine months ended September 30, 2001 from $446.1 million for the same period in 2000, an increase of $107.0 million, or 24.0%, and to $460.6 million in 2000 from $417.2 million in 1999 and $437.2 million in 1998. In 1999, we incurred a one-time charge of $2.4 million in connection with the closure of one of our automobile lending offices. We monitor the periodic portfolio basis earnings of our managed portfolio and believe these portfolio basis statements assist in better understanding the financial condition of our business.

    The following tables present the portfolio basis statements of operations, portfolio basis yields and reconciliation to net income (loss) as reflected in our consolidated statements of operations.

PORTFOLIO BASIS STATEMENTS OF OPERATIONS

	For The Year Ended December 31,			For The Nine Months Ended September 30,
	1998	1999	2000	2000	2001
	(In Thousands)
Interest income	$84,805	$77,735	$80,100	$59,226	$71,112
Interest expense	39,654	33,395	39,086	28,340	33,367

Net interest income	45,151	44,340	41,014	30,886	37,745
Other income	937	2,378	2,390	1,708	2,482
Net charge-offs	33,962	21,461	15,694	11,133	16,072
Operating expenses	33,603	34,353	29,181	22,392	23,971

(Loss) income before tax provision (benefit)	$(21,477)	$(9,096)	$(1,471)	$(931)	$184

PORTFOLIO BASIS YIELDS(1)

	For The Year Ended December 31,						For The Nine Months Ended September 30,
	1998		1999		2000		2000		2001
	(Dollars in Thousands)
Interest income	19.40%		18.63%		17.39%		17.70%		17.14%
Interest expense	9.07%		8.01%		8.49%		8.47%		8.04%

Net interest income	10.33%		10.62%		8.90%		9.23%		9.10%
Other income	0.21%		0.57%		0.52%		0.51%		0.60%
Net charge-offs	7.77%		5.14%		3.41%		3.33%		3.87%
Operating expenses	7.69%		8.23%		6.34%		6.69%		5.78%

(Loss) income before tax provision (benefit)	(4.92%	)	(2.18%	)	(0.32%	)	(0.28%	)	0.05%

Average managed portfolio	$437,157		$417,175		$460,561		$446,131		$553,069

(1)
Rates are calculated by dividing amounts by average managed portfolio for the respective period. For the nine months ended September 30, 2000 and 2001, the amounts were annualized.

RECONCILIATION OF GAAP BASIS PRE-TAX INCOME (LOSS)
TO PORTFOLIO BASIS PRE-TAX INCOME (LOSS)

	For The Year Ended December 31,			For The Nine Months Ended September 30,
	1998	1999	2000	2000	2001
	(In Thousands)
GAAP basis pre-tax (loss) income	$(18,045)	$(11,402)	$315	$(2,455)	$7,496
Portfolio basis adjustments:
Loss (gain) on sales of loans	596	(388)	(7,419)	(2,898)	(10,190)
Accretion income	(6,036)	(8,076)	(9,247)	(6,950)	(7,123)
Contractual servicing income	(10,155)	(9,261)	(10,781)	(7,987)	(9,015)
Net interest income on securitized portfolio	45,147	43,343	42,071	31,616	35,220
Provision for loan losses for securitized portfolio	(29,891)	(17,561)	(12,369)	(8,658)	(12,602)
Operating expenses related to securitized portfolio	(3,093)	(5,751)	(4,041)	(3,599)	(3,602)

Total portfolio basis adjustments	(3,432)	2,306	(1,786)	1,524	(7,312)

Portfolio basis pre-tax (loss) income	$(21,477)	$(9,096)	$(1,471)	$(931)	$184

BUSINESS

Overview

    We are an independent automobile finance company engaged in underwriting, purchasing, securitizing and servicing automobile loans originated by franchised and independent automobile dealers in connection with the sale of used and, to a lesser extent, new automobiles (including vans, light trucks and SUVs). Our customers generally are consumers who are unable to obtain financing from traditional sources. Our strategy is to enhance our profitability by focusing on customers who are charged higher rates of interest than prime borrowers, while managing our risk through careful underwriting, risk-based pricing and intensive collection management. We classify our customers into three categories, "near-prime," "non-prime" and "sub-prime," based upon our analysis of the anticipated cumulative loss rates of their automobile loans. Accordingly, we customize the terms of our automobile loans, including interest rates charged, down payment amounts required and other loan terms, depending upon our assessment of the customer.

    Our automobile loans are generated by a network of sales representatives whom we call account managers and who work from their homes developing relationships with franchised and high quality independent dealerships in their communities. We underwrite the automobile loans generated from these dealerships by applying our four-step underwriting process, which consists of applying our own proprietary credit scoring system to each customer, obtaining an independent credit bureau score for each customer, calculating a quality factor grade for each automobile loan application, and applying the subjective judgment of experienced underwriters to each application. We securitize each automobile loan that we underwrite and service each automobile loan both before and after it is securitized. When a delinquency occurs on an automobile loan, our collection teams work intensively to collect the amount due through a carefully managed collection process. We underwrite and service our automobile loan portfolio through our two regional offices located in Orange, California and Paramus, New Jersey. We are preparing to open a third regional originations office in Denver, Colorado, which we expect will open in the first quarter of 2002.

History

    LBHC was recently organized for the purpose of acquiring all of the issued and outstanding capital stock of, and acting as a holding company for, LBAC. LBAC was organized and began operations in 1995. From its inception until December 1997, LBAC focused upon a lower credit quality of customer than we focus on today. By early 1997, we had expanded rapidly to seven regional offices in Northern and Southern California, Illinois, Massachusetts, New Jersey, Texas and Virginia and had significantly increased the number of our employees. By December 1997, we found that we had incurred significant losses as a result of poor underwriting, poor collections efforts, emphasis on high-risk customers and a high concentration of non-franchised dealerships from whom we purchased automobile loans. Beginning in December 1997, our new senior operations management team, which we had begun assembling during the third quarter of 1997, implemented a major operational restructuring.

    We adopted a more disciplined, efficient and centralized underwriting and collection process, consolidated our offices from seven to two, reduced staff by more than 50%, significantly reduced general and administrative expenses, replaced substantially all and improved the quality of our underwriting and collection management personnel and shifted our marketing focus to franchised dealer relationships. As a result of these efforts, we have experienced a substantial improvement in our automobile loan performance and profitability. The percentage of dealers with which we do business that are franchised dealers increased from 67% as of December 31, 1997 to 94% as of September 30, 2001. Our 30+ day gross delinquency rate on our managed portfolio decreased from 10.4% as of December 31, 1997 to 3.3% as of September 30, 2001. In addition, our annualized charge-off rate for our managed portfolio decreased from 9.9% for the year ended December 31, 1997 to 3.9% for the nine months ended September 30, 2001.

    During our restructuring period, we controlled our growth while we implemented our new operations strategy. After we completed our restructuring in 1999, our total managed portfolio increased from $420.4 million as of December 31, 1999 to $518.2 million as of December 31, 2000. As of September 30, 2001, our total managed portfolio had increased to $591.7 million. For the nine months ended September 30, 2001, the profile of our automobile loans purchased was as follows:

  •
  approximately 16% related to the purchase of new automobiles and approximately 84% related to the purchase of used automobiles;
  •
  the average age of used financed vehicles was approximately 2.4 years at the time of purchase;
  •
  the average initial principal balance was approximately $16,000;
  •
  the weighted average annual percentage rate was 17.3%; and
  •
  the weighted average loan maturity was approximately 63 months.

Size and Scope of Market

    We believe that the automobile finance industry is the second largest consumer finance industry in the United States. CNW Marketing/Research reports that, during 2000, approximately $700 billion of automobile loans were originated, of which approximately $225 billion were originated to customers with credit below prime levels. Our near-prime, non-prime and sub-prime customers are all below prime levels. CNW Marketing/Research also reports that the major captive automobile finance companies (including such companies as General Motors Acceptance Corporation, Ford Motor Credit Corporation and Chrysler Credit Corporation) hold an approximate 36.5% share of the new automobile finance market. The remainder of the new automobile finance market, as well as the used automobile finance market, is highly fragmented and competition is intense. Other participants include the captive automobile finance companies of other manufacturers, banks, credit unions, independent automobile finance companies and other financial institutions. Accordingly, we believe that these market characteristics provide us with significant opportunities for growth.

Our Strengths

    We believe that the following strengths provide us with a competitive advantage:

    Experienced People.  We believe that we have highly experienced, dedicated people working at all levels within our organization. Our nine senior management members have an average of 23 years of experience in the financial service industry. Forty-two of our top 45 management personnel have been with us for at least two years. Our average employee turnover has dropped from 32% in 1999 to 14% in 2001. We strive to be an industry leader in recruiting, developing and supporting our employees. We believe that our incentive-based compensation system, specifically tailored to the functions of our employees, provides us with a competitive advantage.

    Disciplined Underwriting.  We believe that we have a superior underwriting process that enables us to make consistent and accurate risk assessments and to differentiate automobile loan terms in accordance with each applicant's characteristics. Our underwriting process has four elements, incorporating consistently applied objective and subjective criteria. First, we employ our proprietary credit scoring system, which we developed through extensive statistical analysis of our historical portfolio databases. Our credit scoring system ranks credit risk in terms of expected default rates. Second, we obtain a credit bureau score, which is a risk ranking provided by Fair, Issacs, and Co. ("FICO") to the three main credit-reporting agencies and is an industry standard for measuring consumer creditworthiness. Third, we assign each application a quality factor grade, which is an objective grade generated by factoring in the credit bureau score, our proprietary credit score and the customer's debt-to-income ratio. Finally, the qualitative judgment of experienced personnel with credit authority is the most significant factor in the final credit decision. On average, our senior credit management team has 15 years of experience. Our final credit decision determines whether to underwrite an automobile loan, the internal credit class into which the loan will be placed and the pricing structure and terms accorded to the automobile loan.

    Intensive Collection Management.  We initiate and maintain an intensive collection process. We begin the collection process when a loan is three days past due and emphasize frequent, close contact with the customer. Our senior collections management team has an average of 18 years of experience in collections. We prioritize delinquent automobile loans based upon a risk-based analysis and focus our collection efforts accordingly.

    Enabling Technology.  We believe that careful examination of data is a critical factor in successful underwriting and collections. We have made important up-front investments in technology in order to minimize costly errors in the underwriting and collections processes. Most automobile loan applications are submitted by dealers via facsimile. Our computer imaging technology enables us to make faster and more accurate credit decisions on these applications. Our imaging technology also enables us to create a computer file for each automobile loan which is updated and transferred from our credit officers to our risk management and servicing personnel. In addition, we believe that our proprietary scoring system gives us a technological advantage in managing our risk.

Strategy and Future Growth

    Our strategy is to increase the number of automobile loans we underwrite, purchase, securitize and service while maintaining our disciplined underwriting and collection standards. Key elements to our strategy include:

  •
  Increased penetration in existing markets. We plan to increase our penetration of markets we currently serve by attracting new account managers, increasing the number of automobile loans generated per automobile dealer by continuing to improve our existing dealer relationships and developing new relationships with additional dealers that meet our selective criteria.
  •
  Continued growth in newly entered markets. In 2001, we began purchasing loans from dealers in Georgia, Maine, Oregon, South Carolina and Washington. During the past six months, we have hired nine account managers to develop new dealer relationships in these markets.
  •
  Expanding into selected new markets. In 2002, we expect to enter into additional markets, including certain midwestern states. In connection with our expansion into the Midwest, we plan to open a regional originations office in Denver, Colorado in the first quarter of 2002. The senior management team for this new office is already in place. Plans are underway to begin hiring account managers who meet our selective requirements to serve these markets.
  •
  Increased efficiencies. We plan to seek out improved securitization structures and warehouse financing facilities to lower our cost of funds and increase our general operations efficiencies.
  •
  Investment in technology. We intend to invest further in technology to enable us to reduce our operating expenses relative to the size of our managed portfolio and to improve our service to dealers. Development of new systems and automation of our operational processes will enhance our ability to service dealers and facilitate quicker credit decisions and faster loan funding. In addition, we intend to continue to improve our automobile loan servicing tools in order to more efficiently allocate collection resources to those accounts requiring the most attention. We also are in the implementation stage of our Internet strategy. We already have in place a strategic alliance with a major automotive dealer group to provide expanded service in receiving and underwriting automobile loan applications over the Internet. We intend to expand the use of Internet technologies to other members of our dealer network.

Marketing

    We focus our marketing activities on automobile dealerships. We are selective in choosing the dealers with which we conduct business and primarily seek to develop relationships with franchised dealerships with used car operations and select independent dealerships. We work with these dealers because of their reputations in the community, financial condition and service capabilities, and because they sell the type of vehicles we prefer to finance, which are late model, low mileage, used vehicles and moderately priced new vehicles.

    Our ability to compete successfully depends largely upon strong personal relationships with dealers and their willingness to offer to us those automobile loans that meet our underwriting criteria. We identify new markets to enter based on the availability of automobile loans of the type we seek to underwrite and our ability to attract account managers who can develop relationships with quality dealerships. During the nine months ended September 30, 2001, we purchased automobile loans from 1,378 dealerships. No single dealer accounted for more than 2.5% of our managed portfolio as of September 30, 2001. We believe that dealers do business with us because, in addition to offering competitive financing rates, we have established and adhere to consistent purchasing practices, we offer programs with broad flexibility and scope and we are able to fund automobile loans quickly. In most cases, dealers receive their money within one business day after we receive a completed loan package. We believe that the most effective way to build our business is through developing lasting relationships with our network of dealers. We approach this through a team concept. Each dealer usually works with the same team that consists of an account manager, credit analysts and funders, each of whom works to develop and maintain a continuous and strong personal relationship with that dealer.

    Rather than building an office in each market we develop, we believe it is more cost-effective to hire professional account managers who already have an extensive network of relationships in their local market before they come to work for us and who work from their homes. Our sales force consists of 33 full-time account managers with an average of over 16 years of sales experience. They are compensated for each funded automobile loan that they generate and their commission amount varies based on the ratio of successful automobile loans purchased to applications processed. Our underwriting process does not permit our commission-based account managers to have credit approval authority.

    Our account managers regularly telephone and visit dealers to solicit new business, maintain close relationships and answer any questions dealers may have regarding our financing programs, capabilities and underwriting philosophy. To increase the effectiveness of these contacts, all of our account managers have access from their homes to our management information system, which provides them with current information regarding their network of dealers.

    Once a new dealer is approved by a member of senior management, we establish and maintain a non-exclusive relationship with that dealer. This relationship is actively monitored with the objective of maximizing the volume of applications received from the dealer that meet our underwriting standards and profitability objectives. Due to the non-exclusive nature of our relationships with dealerships, the dealerships retain discretion to determine whether to obtain financing from us or from another source for a customer seeking to finance a vehicle purchase.

    Once we receive an application, our in-house data entry personnel or our third-party data entry vendors enter the data into our credit software system using our imaging technology. One of our analysts then reviews the application and makes a decision whether to accept or reject the application as part of our underwriting process. We require our credit analysts to contact the dealer by telephone and electronically on every approved application. While the rate sheet given to the dealers by the account manager outlines our programs, it is only a guide. The credit analyst is trained to negotiate the best deal he or she can for the company. By communicating daily with the dealer and showing our consistency and flexibility, we continue the relationship-building process that the account manager has started. Once the negotiation is finalized, the credit analyst electronically delivers the decision to the dealer.

    The credit analysts who underwrite our automobile loans are either staff members we have promoted and trained or are experienced underwriters we have recruited from other institutions. On average, they have more than nine years of experience in the automobile industry. They are paid a salary and can earn a monthly incentive. This incentive is based primarily on their individual static pool loss results along with minimum volume requirements. We believe we are one of the only lenders in the country who provide this type of incentive for their credit analysts. We believe this incentive results in higher credit quality of loans purchased and provides us with a competitive advantage in recruiting the best credit analysts.

    Our funders review each automobile loan package for accuracy and detail and authorize funding. Our funders average more than four years of experience in funding automobile loans. They are paid a salary and their incentives are based on the results of our compliance department's audit of their work.

    We generally purchase automobile loans without recourse to the dealer and, accordingly, the dealer usually has no liability to us if the customer defaults on the automobile loan due to non-payment. Depending upon the classification of the customer and the structure of the automobile loan, we may pay to the dealers a participation fee for some of the automobile loans we purchase. Depending upon several factors, we may charge dealers an acquisition fee when purchasing automobile loans. Such acquisition fees are assessed on a loan-by-loan basis and usually are non-refundable. To purchase loans that correspond to our desired classes of credit quality, for the nine months ended September 30, 2001, we paid to dealers an average premium of approximately 1.0% of the automobile loan principal purchased. For the same period, we paid to dealers an average premium of approximately 2.1% for loans to Class 1A, 1B and 2A customers and, depending on certain loan application characteristics, for loans to Class 2B customers. For the same period, we received from dealers an average discount of approximately 1.1% for loans to Class 3 customers and, depending on certain loan application characteristics, for loans to Class 2B customers. Although automobile loans are purchased without recourse to the dealer, the dealer typically makes certain representations as to the validity of the automobile loans and compliance with certain laws, and indemnifies us against any claims, defenses and set-offs that may be asserted against the dealer and which are asserted against us because of the assignment of the automobile loans. Recourse based upon such representations and indemnities would be of limited benefit in circumstances in which the dealer has insufficient financial resources to make payments due under its indemnities.

Underwriting Process

    We have adopted a team concept to our underwriting process. Each team consists of an account manager, credit analysts and funders. Every dealer generally works with the same underwriting team. Through our team approach, we have personal relationships with our dealers and provide them with consistent, reliable service. Automobile loan applications completed by prospective customers are received from dealers via facsimile or electronically. The applications are imaged into our automated application processing system and are reviewed by data entry technicians for apparent inconsistencies. Once the application has been reviewed for data inconsistencies, the application is then electronically forwarded to a credit analyst for review.

    Our disciplined underwriting process consists of four elements:

    Proprietary Credit Scoring System.  First, we apply our proprietary credit scoring system to the application. The credit scoring system was developed through extensive statistical analysis of our consumer portfolio databases. Credit scoring is used to differentiate credit applicants and to rank credit risk in terms of expected default rates. Our credit scoring system assists us in tailoring automobile loan pricing and structure according to this statistical assessment of credit risk. For example, a consumer with a lower score would indicate a higher probability of default. We could compensate for this higher default risk through the structuring and pricing of the automobile loan. While we employ a credit scoring system to assist in the credit approval process, credit scoring does not eliminate credit risk. Adverse determinations in evaluating automobile loans for purchase could negatively affect the credit quality of our automobile loan portfolio.

    Our credit scoring system considers data contained in the potential customer's credit application and credit bureau report, as well as the structure of the proposed automobile loan, and produces a statistical assessment of these attributes. This assessment is used to assist in determining applicant risk profiles, whether such risk is acceptable and the price we should charge for that risk. We regularly refine our proprietary credit scoring system based on new information we gather, including the data regarding performance of our automobile loans.

    Credit Bureau Score.  Second, we obtain a credit bureau score, which is an objective risk rating score provided by FICO that has become accepted as an industry standard for measuring creditworthiness of consumers.

    Quality Factor Grade.  We then assign to each application a quality factor grade. This is a computer-generated objective grade that is determined after evaluating the FICO score, our proprietary credit score and the debt-to-income ratio of the applicant.

    Qualitative Judgment of Personnel.  Our underwriters evaluate the information provided on each applicant's credit application and consumer report, and we value the automobile collateralizing each automobile loan. Our underwriters generally calculate the value of the collateral for used vehicles using the NADA Official Used Car Guide or the Kelley Wholesale Blue Book, or the manufacturer invoice for new vehicles. Our underwriters review the application package and determine whether to approve the application, approve the application subject to conditions that must be met, or deny the application.

    The qualitative judgment of our credit personnel is the most significant factor in the final credit decision. Exceptions to credit policies must be approved by credit management. After our credit personnel have reviewed and made a determination regarding an application, the dealer is contacted immediately by phone or electronically.

    We offer automobile loans with a broad range of flexible terms and rates. We differentiate the terms of our automobile loans for customers depending upon their risk classifications assigned in the underwriting process, as set forth below.

Automobile Loan Purchase Guidelines
Near-Prime		Non-Prime		Sub-Prime
Class 1A	Class 1B	Class 2A	Class 2B	Class 3
Credit History
2 year minimum	2 year minimum	1 year minimum	1 year minimum	6 month minimum
Minimum high credit of $3,000	Minimum high credit of $3,000	Minimum high credit of $2,500	Minimum high credit of $1,500	Minimum high credit of $1,000
Delinquency
Current	Current	Current	30 days delinquent maximum	60 days delinquent maximum
Previous — 30 days delinquent	Previous — 60 days delinquent	Previous — 90 days delinquent
Bankruptcy
None	None	2 years prior	1 year prior	Must be discharged
Payment-to-Income Percentage
<25%	<25%	<25%	<25%	<18% — income under $2,000/mo
<20% — income over $2,000/mo
Debt-to-Income Percentage
<50% — income under $2,000/mo	<50% — income under $2,000/mo	<50% — income under $2,000/mo	<50% — income under $2,000/mo	<50% — income under $2,000/mo
<55% — income over $2,000/mo	<55% — income over $2,000/mo	<55% — income over $2,000/mo	<55% — income over $2,000/mo	<55% — income over $2,000/mo

    The following table demonstrates the average customer characteristics and the loan terms we offer in each of our risk categories.

	Customer Characteristics 12-Month Averages (October 1, 2000 Through September 30, 2001)
	Near-Prime		Non-Prime		Sub-Prime
	Class 1A(1)	Class 1B	Class 2A	Class 2B	Class 3
Average monthly income	$4,861	$4,756	$4,222	$3,660	$3,109
Average payment-to-income percentage	9.0%	10.1%	11.4%	11.9%	12.2%
Average debt-to-income percentage	38.8%	40.3%	38.8%	38.8%	38.5%
Average FICO score	697	623	589	561	558
Average down payment	11.1%	13.5%	13.4%	14.2%	16.8%
Interest rate(2)	7.75% — 10.95%	10.25% — 13.25%	13.45% — 16.45%	15.95% — 18.45%	19.95% — 21.00%

(1)
Class only in existence since August 2001.

(2)
Rate is dependent on model year of vehicle.

    We believe our disciplined underwriting process, combined with the change in mix of automobile loans purchased, has resulted in substantial improvement in our automobile loan performance. The following table demonstrates the change in mix of our automobile loans purchased and the corresponding weighted average coupon:

	For The Year Ended December 31,				For The Nine Months Ended September 30,
	1997	1998	1999	2000	2000	2001
Weighted average coupon	19.33%	19.06%	17.91%	17.69%	17.61%	17.29%
Class mix:
Class 1A	N/A	N/A	N/A	N/A	N/A	0.33%
Class 1B	3.40%	3.81%	5.74%	5.26%	5.90%	5.21%
Class 2A	13.69%	19.16%	26.45%	33.34%	34.34%	32.02%
Class 2B	31.86%	50.25%	45.07%	46.27%	44.23%	50.43%
Class 3	51.05%	26.77%	22.74%	15.13%	15.53%	12.02%

    The following table summarizes the weighted average static pool cumulative net losses of automobile loans by year purchased and number of months outstanding (cumulative static pool net losses are equal to the cumulative amount of net losses actually recognized divided by the original principal balance). We believe that the table demonstrates a substantial improvement in our automobile loan performance.

Period (1)	1995	1996	1997	1998	1999	2000
1	0.00%	0.01%	0.02%	0.00%	0.00%	0.00%
2	0.00%	0.12%	0.12%	0.12%	0.13%	0.07%
3	0.12%	0.48%	0.56%	0.37%	0.45%	0.45%
4	0.43%	1.09%	1.25%	0.69%	0.62%	0.60%
5	1.12%	1.72%	2.05%	1.02%	0.76%	0.69%
6	2.41%	2.56%	3.22%	1.67%	0.96%	0.95%
7	3.18%	3.52%	4.11%	2.26%	1.33%	1.26%
8	4.18%	4.30%	5.05%	2.56%	1.50%	1.42%
9	5.18%	5.19%	5.84%	3.02%	1.76%	1.71%
10	6.05%	6.04%	6.49%	3.37%	2.03%	2.02%
11	6.65%	6.96%	7.12%	3.76%	2.18%	2.06%
12	6.74%	7.60%	7.70%	4.11%	2.46%	2.06%
13	7.02%	8.08%	8.12%	4.55%	2.61%	1.94%
14	7.11%	8.62%	8.59%	4.98%	2.92%	1.81%
15	8.23%	9.28%	9.03%	5.36%	3.16%
16	9.12%	9.61%	9.43%	5.71%	3.29%
17	9.61%	10.22%	9.76%	5.97%	3.49%
18	9.55%	10.97%	10.17%	6.25%	3.80%
19	9.60%	11.29%	10.44%	6.48%	4.04%
20	9.91%	11.57%	10.76%	6.80%	4.29%
21	10.54%	11.87%	11.09%	7.00%	4.47%
22	11.33%	12.21%	11.32%	7.34%	4.65%
23	12.37%	12.49%	11.66%	7.51%
24	12.71%	12.71%	11.84%	7.62%
25	13.50%	12.94%	12.09%	7.83%
26	13.31%	13.19%	12.26%	8.00%
27	13.28%	13.33%	12.49%	8.19%
28	13.46%	13.57%	12.68%	8.29%
29	13.95%	13.71%	12.83%	8.55%
30	14.04%	13.93%	12.97%	8.64%
31	13.86%	14.04%	13.10%	8.78%
32	14.00%	14.15%	13.19%	8.94%
33	13.98%	14.20%	13.26%	9.02%
34	14.23%	14.32%	13.35%	9.16%
35	14.36%	14.34%	13.44%
36	14.58%	14.42%	13.53%
37	14.69%	14.51%	13.59%
38	14.69%	14.53%	13.63%
39	14.70%	14.61%	13.67%
40	14.79%	14.61%	13.72%
41	14.93%	14.69%	13.76%
42	15.03%	14.71%	13.80%
43	16.25%	14.71%	13.84%
44	14.91%	14.72%	13.88%
45	14.91%	14.74%	13.88%
46	14.96%	14.76%	13.92%
47	14.84%	14.71%
48	14.94%	14.71%
49	14.95%	14.70%
50	15.02%	14.71%
51	15.11%	14.69%
52	15.00%	14.69%
53	15.00%	14.69%
54	15.03%	14.67%
55	15.04%	14.66%
56	15.02%	14.67%
57	14.99%	14.66%
58	14.99%	14.65%
59	14.95%
60	14.97%

(1)
Represents the number of months since the purchase of the loans.

Financing and Securitization

    Warehouse Financing.  We have a $30 million warehouse lending facility provided by Bank One as our initial source of funding for the purchase of automobile loans. Under this facility, Bank One will advance 90% of the amount financed. This facility expires on August 16, 2002, unless terminated earlier. We are currently negotiating to extend this facility to August 31, 2003. On a daily basis, we send Bank One a schedule of the automobile loans we have approved for funding and request an advance on the lending facility. These borrowings are secured by the automobile loans that we purchase from dealers under this facility. Payments collected by us on loans pledged to the Bank One facility are paid to Bank One as they are received, reducing the amount of the outstanding advance balance. Typically, automobile loans are pledged under the Bank One facility for no more than 45 days, at which time they are funded by borrowings drawn on our facility with Greenwich.

    Greenwich provides us with a $175 million warehouse lending facility which we draw upon as we build our newly originated portfolio for securitization. Greenwich advances 97% of the outstanding principal balance of certain automobile loans. These borrowings are secured by the automobile loans that we purchase from dealers under this facility. Advances under the Greenwich facility are used to pay off advances under the Bank One facility. Generally, automobile loans are pledged under the Greenwich facility for no more than six months, after which time they are securitized. This facility expires on February 2, 2002, unless terminated earlier.

    Securitization.  We have pursued a strategy of securitizing our receivables to diversify our funding, improve liquidity and obtain a cost-effective source of funds for the purchase of additional automobile loans. We apply the net proceeds from securitizations in part to pay down borrowings under our warehouse lending facilities, thereby increasing their availability for further automobile loan purchases. Through September 30, 2001, we securitized approximately $1.4 billion of automobile loans in nine securitization transactions.

    In our securitizations, we transfer automobile loans to newly-formed securitization trusts, which issue one or more classes of asset-backed securities. The asset-backed securities are in turn sold to investors.

    When we transfer loans to the trusts, we recognize gain on sales of automobile loans as the difference between the sale proceeds, net of transaction costs, and the allocated basis of the assets transferred. The allocated basis of the interests retained is classified as residual interests in securitizations on our balance sheet.

    The fair value of residual interests in securitizations is estimated monthly by calculating the present value of the excess cash flows from the trusts using discount rates commensurate with the risk involved. Such calculations include estimates of credit losses and prepayment rates for the remaining term of the automobile loans transferred to the trusts since these factors impact the amount and timing of future excess cash flows.

    Greenwich provides us with a facility that allows us to borrow against our residual interests in securitizations. This Greenwich facility is for $42 million and was scheduled to expire on December 30, 2001. Greenwich has advised us that it will extend the commitment through February 2002. We use this facility to help finance the initial cash deposits required for our securitizations and origination costs of our securitizations.

    In connection with our securitization program, we arrange for a financial guaranty insurance policy to achieve a high-grade credit rating on the senior class asset-backed securities issued. The policies for each of our securitizations have been provided by FSA, a monoline insurer, which insures the payment of principal and interest due on the senior class asset-backed securities. We have limited reimbursement obligations to FSA; however, credit enhancement requirements, including FSA's encumbrance of certain restricted cash accounts and subordinated interests in trusts, provide a source of funds to cover shortfalls in collections and to reduce the likelihood of any claims under the policies issued with respect to our securitizations.

    The credit enhancement requirements for any securitization include restricted cash accounts which are generally established with an initial deposit and subsequently funded through excess cash flows from securitized receivables. Funds would be withdrawn from the restricted cash accounts to cover any shortfalls in amounts payable on the asset-backed securities. Funds are also available to be withdrawn in an event of default to reimburse FSA for draws on its financial guaranty insurance policy. We are entitled to receive amounts from the restricted cash accounts to the extent the amounts deposited exceed predetermined required minimum levels.

    FSA has taken a pledge of the stock of Long Beach Acceptance Receivables Corp., a wholly owned subsidiary of LBAC that owns the restricted cash accounts, residual interests and any subordinated interests in the trusts, such that, if the pledge is foreclosed upon in the event of a payment by FSA under one of its insurance policies or certain other events of default, FSA would control all of the restricted cash accounts, residual interests and subordinated interests in the trusts. The terms of each securitization also provide that, under certain tests relating to delinquencies, defaults and losses, cash may be retained in the restricted cash account and not released to us until increased minimum levels of credit enhancement requirements have been reached and maintained.

Servicing and Collection

    General.  We service all of the automobile loans we purchase, both before and after securitization. We send monthly billing statements which include the receipt from the last month's transaction as a reminder to our customers of their next automobile loan payment. This system also serves as an early warning system in the event that a customer has failed to advise us of a change of address. The bulk of our payments are mailed directly to a lockbox account and then are deposited in local depository institutions within one business day and forwarded to a collection account for application to automobile loans held under our warehouse lines or sold into securitization pools. We deposit all normal payments into Federal Deposit Insurance Corporation-insured depository institutions. To expedite the collection process, we utilize automated payment programs, direct debits and third party payment processing services. We believe that collection efforts are best conducted by developing strong personal relationships with our customer base. In the case of non-payment, we typically initiate contact with our customer three days after the payment due date.

    Servicing.  Our servicing activities consist of collecting and processing customer payments, responding to customer inquiries, initiating contact with customers who are delinquent in payment of an installment, maintaining the security interest in the financed vehicle, monitoring physical damage insurance coverage of the financed vehicle and repossessing and liquidating collateral when necessary. We utilize various automated systems to support our servicing and collections activities. Approximately 15 days before a customer's first payment due date and each month thereafter, we mail the customer a billing statement directing the customer to mail payments to a lockbox bank for deposit in a lockbox account. Payment receipt data are electronically transferred from our lockbox bank to our contract accounting system for posting. Payments may also be received directly by us from customers.

    Collection.  We employ a team concept to our collection effort. Every collection team, which consists of five to seven collectors, is led by a manager with an average of twelve years of experience in the financial services industry. The manager reports directly to the regional collections manager. The senior collections management team has an average of 18 years experience in the financial services industry. We start the collection process after a payment is three days past due. At that time, our automated dialer system contacts the customer with a pre-recorded reminder that does not require a response. On the seventh day, the dialer will contact the customer and, upon connection, the customer will speak with a collector who will obtain payment information. We attempt to establish personal relationships with customers at this point in the collection process, and we continue those relationships until payment has been obtained or the vehicle is repossessed.

    If the customer has not paid by the 17th day, we transfer the account into a regular collection queue. Collections at this point are separated by degree of difficulty. A team leader will typically supervise a staff of front-end collectors who handle the account from the 17th day of delinquency to the 30th day. From 31 to 59 days of delinquency, the account will be handled by the team's mid-range collectors. At 60 days, the team leader will work with the customer to satisfy the obligation. Should the team leader determine that repossession is necessary, he or she makes a written recommendation to our senior collections management for approval to repossess. Only upon obtaining this approval will the team leader initiate repossession of the vehicle. We usually initiate repossessions within 45-60 days of delinquency, although repossession may be instituted earlier if we consider it appropriate.

    Payment deferrals are offered, on a case-by-case basis, to customers who have encountered temporary financial difficulty, hindering their ability to pay as contracted. In determining whether to recommend a deferral, the collector reviews the customer's past payment history and assesses the customer's desire and capacity to make future payments. A deferral must be approved by our collections management and allows the customer to move a delinquent payment to the end of the automobile loan term usually by paying a fee (calculated in a manner specified by applicable law). Before agreeing to a deferral, the collections manager must also ensure that the deferral transaction complies with our policies and guidelines. Generally, an automobile loan must have been on our books for at least six months before we authorize a deferral. For a second deferral, the automobile loan generally must have been on our books for twelve months and senior management approval is required. Exceptions to our policies and guidelines for deferrals must be approved by senior management. While payment deferrals are initiated and approved in the collections department, a separate department processes authorized deferral transactions. At September 30, 2001, approximately 16.2% of our managed portfolio had received a deferral.

    Repossessions.  Repossessions are subject to prescribed legal procedures, which include peaceful repossession, one or more customer notifications, and a prescribed waiting period prior to disposition of the repossessed vehicle and return of personal items to the customer. All jurisdictions provide customers with redemption rights and some jurisdictions, in addition, provide some customers with reinstatement rights. Legal requirements, particularly in the event of bankruptcy, may restrict our ability to dispose of the repossessed vehicle. Repossessions are handled by bonded, independent repossession firms engaged by us and must be approved by our collections management team. Upon repossession and after any prescribed waiting period, the repossessed vehicle is sold at auction. Our liquidation managers evaluate all auctions taking place in the geographic region in which the repossessed vehicle is located and decide which auction to use to sell the repossessed vehicle. Generally, our liquidation managers attend the auctions at which our repossessed vehicles are sold. We do not sell any vehicles on a retail basis nor do we provide financing for repossessed vehicles sold by us at auction. We credit the proceeds from the sale of the vehicle at auction, and any other recoveries, against the outstanding balance of the automobile loan. Auction proceeds from the sale of the repossessed vehicle and other recoveries are usually not sufficient to cover the outstanding balance of the automobile loan. We may pursue collection of deficiencies when we deem such action to be appropriate.

    Charge-Off Policy.  Our policy is to charge-off an automobile loan in the month in which the loan becomes 120 days contractually delinquent or when the vehicle securing the delinquent loan has been repossessed and the right to reinstate, if any, has expired. The charge-off initially represents the unpaid principal amount of the delinquent loan, plus all charges associated with repossession and disposition of the financed vehicle. Recoveries are credited when received.

Risk Control

    We have three departments or groups that are responsible for risk control.

    Risk Management Group.  Our risk management group reports to our Chief Financial Officer and is responsible for reviewing and monitoring performance of our automobile loan portfolio and comparing performance of the portfolio to our proprietary credit scoring system. Our risk management group is responsible for recommending revisions to the proprietary credit scoring system.

    Quality Assurance Department.  Our quality assurance department reports to our General Counsel. It is our policy that the quality assurance department chooses a sampling of automobile loans for review that each month will equal 25% of all funded automobile loans. Quality assurance personnel review the sample of automobile loans for compliance with our credit guidelines, and published policies and procedures. Although the majority of the sample is random, the quality assurance department will periodically focus on specific credit analysts, dealers, or other areas as requested by senior management. Underwriting data are compared to the guidelines that were in place at the time of approval for the specific class of each automobile loan. Quality assurance personnel review the credit bureau reports, credit applications, debt-to-income structure, collateral, and credit analyst's notes and render a subjective opinion as to the strength of the underwriting decision. Decisions are graded good, satisfactory, marginal or decline. Each review includes actions that, in the opinion of the quality assurance personnel, should or should not have been taken by the credit analyst and the funder. The files are reviewed daily and reports are generated weekly and delivered to regional and senior management.

    We have established a credit quality committee to review the findings of the quality assurance department. The credit quality committee is chaired by an independent member of our board of directors and includes members of senior management. The credit quality committee meets twice monthly to discuss questionable loans from each region.

    Compliance Department.  Our compliance department reports to our General Counsel and is responsible for ensuring compliance with our written guidelines and that all applications and other information are fully complete. Our compliance department reviews all funded loan packages for completeness, accuracy of information, proper signatures, regulatory compliance and similar matters. Reports generally are distributed daily to management for review and action as appropriate.

Regulation

    Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations.

    In most states in which we operate, a consumer credit regulatory agency regulates and enforces laws relating to consumer finance companies like us. Such rules and regulations generally provide for licensing of consumer finance companies, limitations on the amount, duration and charges, including finance charge rates, for various categories of contracts, requirements as to the form and content of automobile loans and other documentation, and restrictions on collection practices and creditors' rights. In certain states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate do not require special licensing of our business.

    We are also subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act, and the Fair Credit Reporting Act. These laws require us to provide certain disclosures to prospective customers and protect against discriminatory lending practices and unfair credit practices. The principal disclosures required under the Truth in Lending Act include the terms of repayment, the total finance charge and the annual percentage rate charged on each contract. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age, or marital status, among other things. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer-reporting agency.

    In addition, we are subject to the provisions of the federal Gramm-Leach-Bliley financial reform legislation, which imposes additional privacy obligations on us with respect to our applicants and our customers. We have prepared appropriate policies in order to comply with these additional obligations.

    The dealers that originate automobile loans purchased by us also must comply with both state and federal credit and trade practice statutes and regulations. Failure by the dealers to comply with such statutes and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on us.

    There can be no assurance that we will be able to maintain all licenses and permits that are required for our business, and the failure to satisfy those and other regulatory requirements or to comply with the many laws and regulations that apply to our business could have a material adverse effect on our operations. Further, the adoption of additional, or the revision of existing, laws and regulations could have a material adverse effect on our business.

    In addition, the acquisition by LBHC of all of the outstanding capital stock of LBAC is subject to filing a premerger notification report and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Competition

    The automobile finance market is highly fragmented and is served by a variety of financial entities, including the captive finance affiliates of major automotive manufacturers, banks, thrifts, credit unions and independent finance companies. Competition in our market is intense. Many of our competitors have substantially greater financial and marketing resources and lower costs of funds than we have. Many of these competitors also have long standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not provide. Providers of automobile financing have traditionally competed on the basis of finance charge rates charged, the quality of credit accepted, any participation fee paid, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish ourselves as one of the principal financing sources to the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible loan terms.

Intellectual Property

    We have obtained United States service mark registration for the service marks "LBAC Prepdox" and "Long Beach Acceptance Corp." We have applied for registration of the following service marks: "Your Partner in Finance" and "LBA CORP." We can provide no assurance that we will receive service mark registration for these marks.

Technology

    We believe that careful examination of data is a critical factor in successful underwriting and collections. We have made important up-front investments in technology in order to minimize costly errors in the underwriting and collections processes. We believe that our imaging technology and proprietary scoring method provide us with a competitive advantage in our industry. Most automobile loan applications are submitted by dealers via facsimile. Our computer imaging technology enables us to make faster and more accurate credit decisions. Our imaging technology also enables us to create a computer file for each automobile loan which is updated and transferred from our credit officers to our risk management and servicing personnel. In addition, we believe that our proprietary scoring system gives us a technological advantage in managing our risk. We are also in the implementation stage of developing our Internet strategy. We have developed a strategic alliance with a major automotive dealer group to provide expanded service in receiving and underwriting automobile loan applications over the Internet. We intend to expand the use of Internet technologies to other members of our dealer network.

Employees

    We employed 304 full-time employees and three part-time employees as of September 30, 2001. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe our relations with our employees are good.

Facilities

    Our headquarters are located at One Mack Centre Drive, Paramus, New Jersey. The lease for this 40,909 square-foot location expires on April 30, 2004. We also occupy property in Orange, California. We do not consider any specific leased location to be material to our operations. We believe that equally suitable alternative locations are available.

Legal Matters

    Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, we are a party to various legal proceedings in the ordinary course of business. Moreover, companies in our industry have been the subject of an increasing number of class action lawsuits in recent years, alleging among other things, failure to comply with various laws and regulations, failure to make required disclosures and that misleading disclosures were made. With the exception of the two legal proceedings described below, we do not believe that the resolution of the current legal proceedings to which we are subject will have a material adverse effect on our financial position or our results of operations.

    On May 12, 2000, Ian and Penny Kunert filed on their own behalf and on behalf of others similarly situated a complaint in Superior Court of California, Los Angeles County, against us and more than 25 other lenders. The complaint alleges that, without the plaintiffs' knowledge, the defendants participated in dealer reserve arrangements that increased the cost of financing to the plaintiffs, and that the practice constitutes a violation of California law, including the Business and Professions Code, the Consumer Legal Remedies Act, and the Rees-Levering Automobile Sales Finance Act (the "Rees-Levering Act"), among other violations, and requests damages in an amount not specified. If the plaintiffs win this action, we may be required to refund to the plaintiffs amounts we paid to dealers in dealer reserve arrangements in California. On October 9, 2001, our motion to dismiss the complaint was granted, the complaint was dismissed with prejudice and we are expecting receipt of an order formally dismissing the complaint, after which the plaintiffs will have the right to appeal.

    On October 1, 2001, we reached a settlement in an action filed against us on January 11, 2001 by Annie Collins, in Superior Court of California, Alameda County, alleging that the notices we delivered to borrowers in connection with the repossession of vehicles securing certain delinquent automobile loans did not comply with the provisions of the Rees-Levering Act. As part of this settlement, we agreed to pay approximately $97,000 in statutorily prescribed damages in the amount of deficiency fees we collected from those borrowers in connection with the repossessed vehicles, including interest but not including attorneys' fees, and agreed to enter into an injunction which: requires us to comply, on an on-going basis, with the Rees-Levering Act relating to post-repossession notices and to include the disclosures required by the Rees-Levering Act in such notices; requires us to set aside defaults and vacate judgments for deficiencies obtained by us after January 11, 2001 against California obligors who received repossession notices that did not contain the required disclosures; and prohibits us from collecting deficiencies from California obligors who received repossession notices that did not contain the required disclosures.

MANAGEMENT

Executive Officers and Directors

    The following table sets forth information about the executive officers and directors of LBHC and LBAC as of October 15, 2001.

Name	Age	Years of Financial Experience	Title
Stephen W. Prough	56	32	Chairman of the Board of Directors, Director, President and Chief Executive Officer of each of LBHC and LBAC(1)
Steven A. Kahn	48	27	Executive Vice President and Chief Operating Officer of each of LBHC and LBAC
Michael J. Pankey	40	18	Senior Vice President and Chief Financial Officer of each of LBHC and LBAC
George S. Ginsberg	54	27	Executive Vice President, Secretary and General Counsel of each of LBHC and LBAC
George S. Rostron, Jr.	63	32	Senior Vice President and National Collections Manager of LBAC
Alan L. Milligan	71	42	Director of each of LBHC and LBAC(1)(2)
John P. Grazer	47	25	Director of each of LBHC and LBAC(2)
Adam J. Bass	36	11	Director of each of LBHC and LBAC

(1)
Member of the compensation committee.

(2)
Member of the audit committee.

    Stephen W. Prough.  Mr. Prough has more than 30 years of experience in the financial services industry. Mr. Prough is the Chairman of LBHC's board of directors and is its President and Chief Executive Officer. He has been Chairman of LBAC's board of directors since September 1999 and has been its President and Chief Executive Officer since August 1997. In December 2000, Mr. Prough was named Chairman of the board of directors of LBAC's parent company, Ameriquest. From 1994 to 1997, he served as President and Chief Executive Officer of Downey Savings and Loan, a financial services company. From 1983 to 1994, Mr. Prough was President and Chief Executive Officer of Western Financial Bank. Mr. Prough has served on the board of directors and executive committee of America's Community Bankers, was Chairman of the Western League of Savings Institutions and has served as a member of the Thrift Institution Advisory Council of the Board of Governors of the Federal Reserve System.

    Steven A. Kahn.  Mr. Kahn has more than 25 years of experience in the financial services industry. Mr. Kahn is Executive Vice President and Chief Operating Officer of LBHC. He has been Executive Vice President and Chief Operating Officer of LBAC since December 2000, responsible for the overall business plan and development for originations and servicing in both the Eastern and Western Regions. He joined LBAC as its Senior Vice President for Eastern Regional Operations in 1998. From 1979 to 1998, Mr. Kahn served in several positions with Western Financial Bank and its automobile finance subsidiary, WFS Financial, Inc., the last of which was Senior Vice President for Eastern Regional Operations. From 1974 to 1979, Mr. Kahn served in various positions at Dial Finance Company (now Norwest Financial), the last of which was Branch Manager, supervising offices in Costa Mesa and Santa Ana, California.

    Michael J. Pankey.  Mr. Pankey has more than 18 years of experience in the financial services industry. Mr. Pankey is Senior Vice President and Chief Financial Officer of LBHC. He has been Senior Vice President and Chief Financial Officer of LBAC since 1998. Mr. Pankey joined LBAC in 1996 to develop an overall strategic operating plan and was promoted to Controller/Vice President in charge of planning, securitization and static pool analyses three months later. From 1994 to 1996, Mr. Pankey served as Controller for Fintek, Inc., a securitization and marketing firm providing support for affiliated consumer finance companies. From 1987 to 1994, Mr. Pankey served in the Corporate Development Group with Equitable Life. From 1983 to 1987, he served in various positions at KPMG LLP, an accounting firm, the last of which was manager. Mr. Pankey is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and of the New Jersey Society of Certified Public Accountants.

    George S. Ginsberg.  Mr. Ginsberg has served as in-house counsel to consumer finance companies for more than 25 years. Mr. Ginsberg is Executive Vice President, Secretary and General Counsel of LBHC. He is one of LBAC's founders and has served as its Executive Vice President, Secretary and General Counsel since its inception in 1995. From 1992 to 1995, he was in-house counsel to Alliance Funding Company, a division of Superior Bank FSB. From 1984 to 1992, Mr. Ginsberg was counsel and then General Counsel with Yegen Associates. From 1983 to 1984, he was general counsel of a home improvement finance company. From 1974 to 1983, he was counsel to the consumer finance group of CIT Financial Corporation. From 1970 to 1973, Mr. Ginsberg was an associate in the commercial litigation group at Rosenman & Colin LLP. Mr. Ginsberg has been a member of the American Bar Association Committee on Consumer Financial Services for more than 20 years and has served as a Chair of its Subcommittee on Personal Property Financing. He is also a founding member of the American College of Consumer Financial Services Lawyers and has lectured and published on consumer finance issues, including automobile financing.

    George S. Rostron, Jr.  Mr. Rostron has more than 30 years of experience in the financial services industry. Mr. Rostron has served as LBAC's Senior Vice President and National Collections Manager since 1997. From 1980 to 1997, he held various positions with Western Financial Bank and WFS Financial, Inc., the last of which was Senior Vice President, Collections for the automobile finance division. From 1970 to 1980, Mr. Rostron held various managerial positions at Dial Finance Company (now Norwest Financial). From 1959 to 1970, he served in the U.S. Marine Corps.

    Alan L. Milligan.  Mr. Milligan is a director of LBHC and has been a director of LBAC since September 1998. From 1973 until his retirement in 1990, Mr. Milligan was an executive with Western Financial Bank. He was responsible for Western Financial Bank's automobile finance operations. He oversaw its automobile dealer centers and its collection management system, which handled the purchase and collection of all consumer loans and contracts. Mr. Milligan served as a director of Western Financial Bank and its holding company, Westcorp, from 1989 through November 1997. From 1957 to 1973, he was employed by Morris Plan Company of California, a California thrift and loan company. He also has served as a director of the Thrift Guaranty Corporation of California, which oversees the guarantee fund for California thrift and loan companies.

    John P. Grazer.  Mr. Grazer is a director of LBHC and has been a director of LBAC since August 1997. He has been Executive Vice President and Chief Financial Officer of Ameriquest's parent, Ameriquest Capital Corporation, since July 1997. From 1992 until he joined Ameriquest Capital Corporation, Mr. Grazer served as Chief Financial Officer of Aurora Electronics, Inc., and from 1992 to October 1996 as Senior Vice President, Finance and Administration, and from October 1996 to October 1997 as President. Mr. Grazer is also a director of Ameriquest and Town & Country Credit Corporation. Mr. Grazer is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants, Institute of Management Accountants and of the California Society of Certified Public Accountants.

    Adam J. Bass.  Mr. Bass is a director of LBHC and has been a director of LBAC since June 2000. He has been Senior Executive Vice President and General Counsel of Ameriquest and Ameriquest Capital Corporation since June 2000. Mr. Bass is a member of Ameriquest's board of directors. Since 1993, Mr. Bass also has been an attorney with Buchalter, Nemer, Fields & Younger.

Board Composition

    We currently have four directors. The terms of the directors are divided into three classes:

  •
  Class I, whose term will expire at the annual meeting of stockholders to be held in 2002;

  •
  Class II, whose term will expire at the annual meeting of stockholders to be held in 2003; and

  •
  Class III, whose term will expire at the annual meeting of stockholders to be held in 2004.

    Our Class I directors are Adam J. Bass and John P. Grazer. Our Class II director is Alan L. Milligan. Our Class III director is Stephen W. Prough. At each annual meeting of stockholders or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. In addition, the board of directors is authorized to change the authorized number of directors and to fill vacant directorships. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. Accordingly, even if a stockholder brings a successful proxy contest, the stockholder could only elect a minority of our board at one of our annual meetings. Thus, the classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

    We intend to increase the size of the board of directors to five prior to the completion of this offering. In addition, we expect that one or more of the existing directors will resign and be replaced by a director who is independent.

Committees of the Board of Directors

    Our board of directors has established an audit committee and a compensation committee. The audit committee, consisting of Messrs. Milligan and Grazer, makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits. The compensation committee, consisting of Messrs. Milligan and Prough, makes recommendations to the board of directors regarding the administration of our stock plan and the compensation of officers and directors.

Director Compensation

    We reimburse our directors for expenses incurred in connection with attending board and committee meetings. We also pay our directors who are not employees of LBHC, LBAC, or Ameriquest or its affiliates a directors' fee of $18,000 per year. In addition, as a member of the credit quality committee, Mr. Milligan also receives a fee of $500 for each day that he provides services for that committee.

Compensation Committee Interlocks and Insider Participation

    Messrs. Milligan and Prough are members of the compensation committee of our board of directors. Mr. Prough is President and Chief Executive Officer of LBHC and of LBAC.

Limitation of Directors' and Officers' Liability

    The Delaware General Corporation Law provides that we may indemnify our directors and officers as to certain liabilities. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by law. The effect of such provisions is to indemnify our directors and officers against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us. We may also obtain directors and officers liability insurance to effectuate these provisions.

    The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers under these indemnification provisions.

Executive Compensation

    The following table sets forth certain summary information concerning the compensation awarded to or earned by LBAC's Chief Executive Officer and the other four most highly compensated executive officers of LBAC whose total salary and bonuses exceeded $100,000 during the year ended December 31, 2000 and who were serving as LBAC's executive officers as of December 31, 2000.

Summary Compensation Table

	Annual Compensation
Name and Principal Position
	Salary	Bonus
Stephen W. Prough (1) Chairman, President and Chief Executive Officer	$256,924	$408,059
Steven A. Kahn Executive Vice President and Chief Operating Officer	$147,000	$60,000
George S. Ginsberg Executive Vice President, Secretary and General Counsel	$170,000	$42,500
Michael J. Pankey Senior Vice President and Chief Financial Officer	$130,000	$45,045
George S. Rostron, Jr. Senior Vice President and National Collections Manager	$131,000	$45,100

(1)
Salary reflects compensation of $238,462 paid by LBAC through December 13, 2000 and compensation of $18,462 paid by Ameriquest from December 14 through December 31, 2000.

Option Grants in Last Fiscal Year

    There were no options granted to any of the officers listed in the summary compensation table as of the year ended December 31, 2000.

Employment Agreements

    LBHC expects to enter into employment agreements with certain of its executive officers prior to completion of this offering, including an agreement with Mr. Prough.

Stock Option Plan

    Neither LBAC nor LBHC has in place any stock option plans. We expect to adopt one or more stock option plans prior to completion of this offering. Any plans adopted will be described in an amendment to this prospectus.

RELATED PARTY TRANSACTIONS

    In 1998, 1999 and 2000, LBAC's parent company, Ameriquest, contributed additional capital to LBAC of $33.4 million, $43.8 million and $12.8 million, respectively, which was used to cover operating costs and prior inter-company charges. There was no similar capital contribution for the nine months ended September 30, 2001.

    Ameriquest guarantees certain of our obligations under the agreements related to the Long Beach Acceptance Auto Grantor Trusts 1998-1 and 1998-2, and the Long Beach Acceptance Auto Receivables Trusts 1999-1, 1999-2, 2000-1, 2000-2 and 2001-A. We believe that the Ameriquest guarantees have been beneficial to us. Ameriquest also acts as a guarantor for LBAC under the following agreements:

  •
  On October 30, 1995, we entered into a sale and servicing agreement with Greenwich. Pursuant to the agreement, we sold to Greenwich all automobile loans purchased by us that satisfied the program guidelines. This agreement provides that we must manage, service, administer and make collections on the automobile loans. The obligation of Greenwich to purchase loans under the agreement has terminated. However, we do continue to service outstanding automobile loans previously sold to Greenwich under this agreement.

  •
  On October 11, 1996, we entered into a master lease agreement with Fleetwood Financial Corp. Pursuant to the agreement, when we place an order with Fleetwood for equipment, Fleetwood purchases that equipment and has it delivered to us at our expense. We then lease this equipment from Fleetwood on an as-needed basis by entering into supplemental agreements to the master lease agreement. Each supplemental agreement has a 36-month term and LBAC has an option, and in some cases an obligation, to purchase the equipment. As of August 31, 2001 there were seven supplemental agreements in effect, with total payments of approximately $31,500 per month and a total outstanding balance of approximately $650,000. If within 45 days from the date Fleetwood orders the equipment on our behalf, the same has not been delivered, installed and accepted, Fleetwood may thereafter terminate the agreement upon 10 days' written notice.

  •
  On March 5, 1997, we entered into a lease with Mack Paramus Affiliates for certain space located at One Mack Centre Drive, Paramus, New Jersey. We pay approximately $68,200 per month as base rent with installments ending April 30, 2004. At certain points during the last two years of the lease, we may terminate the lease upon 12 months' written notice together with a payment of a certain sum based on the remaining period to expiration and satisfaction of certain other conditions.

  •
  On January 30, 1998, we entered into a warehouse lending agreement with Greenwich. Under the terms of the agreement, we can borrow certain sums from Greenwich in order to purchase certain automobile loans up to a maximum principal amount at any one time outstanding of $175 million.

  •
  On August 16, 2000, we entered into a loan agreement with Bank One. Under the terms of the agreement, we can borrow certain sums from Bank One in order to purchase certain automobile loans up to a maximum principal amount at any one time outstanding of $30 million. We are required to pay Bank One a fee if we terminate the agreement prior to the expiration of 540 days following the effective date.

All of the above guarantees are expected to be terminated prior to the effective date of this offering.

    On September 13, 1996, Ameriquest entered into a lease for a property located at 500 North State College Boulevard, Orange, California. We have an oral sublease agreement with Ameriquest pursuant to which we occupy this leased space and pay Ameriquest approximately $28,400 per month as base rent with installments scheduled to end on January 31, 2002. We believe that our sublease agreement with Ameriquest is on terms no less favorable to us than those that would be available to us in an arm's length transaction with a third party.

    In August 2001, LBAC entered into a consulting agreement with a third-party consultant, which agreement provided that LBAC would pay $5 million for consulting services through December 31, 2002. Ameriquest has assumed all of LBAC's obligations under this consulting agreement, and the consultant has released LBAC from all of its obligations under the consulting agreement.

    Mr. Prough was named Chairman of the board of directors of Ameriquest in December 2000. Pursuant to the arrangement with Ameriquest, Mr. Prough receives an annual salary of $400,000 for his services as Chairman of the board of directors of Ameriquest and for services to its subsidiary, LBAC. Mr. Prough is eligible for an annual bonus of up to 100% of his annual salary based upon the achievement of certain goals as agreed upon from time to time. Upon completion of this offering, Mr. Prough will resign his position as Chairman of the board of directors of Ameriquest and devote his full time to LBHC and its subsidiaries. Also, in the event of a change of control of LBAC (defined as a sale of substantially all of LBAC's assets or stock to a third party unrelated to Ameriquest), Ameriquest has agreed to pay Mr. Prough a bonus of $5.0 million. In 2001, Ameriquest paid Mr. Prough an advance of $750,000 against this bonus.

OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDER

    LBHC currently has one stockholder, Michael J. Pankey, our Senior Vice President and Chief Financial Officer, who holds all 100 issued and outstanding shares of LBHC common stock. No other directors or officers of LBHC or LBAC own or have any options to purchase LBHC common stock. We intend to adopt a stock option plan and to issue options to certain of our directors, officers and employees prior to completion of this offering.

    Upon the closing of this offering and in connection with the acquisition of LBAC, the shares of our common stock held by our existing sole stockholder will be redeemed and canceled.

DESCRIPTION OF CAPITAL STOCK

    The information set forth below is a general summary of LBHC's capital stock structure. As a summary, this section is qualified by, and not a substitute for, the provisions of our certificate of incorporation and bylaws, both of which are filed as exhibits to the registration statement of which this prospectus is a part.

General

    Our authorized capital stock consists of 190 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share.

Common Stock

    As of October 15, 2001, 100 shares of our common stock were outstanding, all of which were held of record by our sole stockholder. In addition,       shares of our common stock are reserved and available for issuance pursuant to our stock option plan.

    The holders of our common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights that may be granted to holders of any preferred stock authorized and issued by the board of directors. We have not declared or paid dividends and we do not intend to do so for the foreseeable future. In the event of liquidation, each share of our common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and any liquidation preference of any issued and outstanding preferred stock and any preferred stock authorized and issued by the board of directors. Each holder of our common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

    Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption rights or sinking fund provisions with respect to our common stock. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

    No shares of our preferred stock are issued and outstanding. Our board of directors has the authority, without further action by our stockholders, to issue from time to time our preferred stock in one or more series and to fix the number of shares, designations, preferences and powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of our preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of LBHC. We have no present plans to issue any shares of preferred stock.

Options

    There are no outstanding options to purchase any shares of our common stock. We intend to issue options prior to completion of this offering.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Charter Provisions

    Delaware Law.  We are subject to Section 203 of the Delaware General Corporate Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  •
  prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  in general, any transaction that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% of more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

    Charter and Bylaw Provisions.  Our certificate of incorporation and bylaws include the following provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management:

  •
  special meetings of the stockholders may be called only by the chairman of our board of directors or by any other officer at the written request of a majority of our board of directors;

  •
  our board of directors can issue up to ten million shares of preferred stock, as described under "—Preferred Stock" above;

  •
  advance notice must be given regarding the nomination of candidates for election as directors and the presentation of stockholder proposals; and

  •
  our board of directors is divided into three classes, with each director other than initial Class I and Class II directors in each class serving a three-year term.

Indemnification of Directors and Officers

    Our certificate of incorporation and bylaws limit, to the maximum extent permitted by Delaware law, the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, except for liability for

  •
  any breach of the director's duty of loyalty to us or our stockholders,

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or

  •
  any transaction from which the director derived an improper personal benefit.

    We may obtain standard policies of insurance under which coverage would be provided to our directors and officers against loss arising from claims of breach of duty or other wrongful act. This insurance would also provide coverage to us with respect to payments that we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Transfer Agent and Registrar

    Mellon Investor Services LLC has been appointed as transfer agent and registrar for our common stock.

National Market Listing

    We have applied for listing of our common stock on the Nasdaq National Market under the symbol "LBHC."

SHARES ELIGIBLE FOR FUTURE SALE

    Before this offering, there has been no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

    Upon completion of this offering, we will have            shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the shares to be sold in this offering will be freely tradable in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless the shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Any shares of our common stock that are "restricted securities" may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as the ones provided under Rule 144 or Rule 701 under the Securities Act, summarized below.

    Lock-Up Agreements.  Our executive officers and directors and holders of vested options will agree with the underwriters not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus. A total of      outstanding shares of common stock and      shares underlying options are subject to these lock-up agreements. Friedman, Billings, Ramsey & Co., Inc. may in its sole discretion, at any time without notice, consent to the release of all of any portion of the shares subject to lock-up agreements. Friedman, Billings, Ramsey & Co., Inc. has no current plans to release any shares subject to these lock-up agreements. We have agreed not to sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus, except that we may issue and grant options to purchase shares of common stock under our stock plan.

    Rule 144.  In general, under Rule 144, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Stock Option Plan.  Upon the closing of this offering, we will have outstanding options to purchase             shares of our common stock. Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act, following expiration of the lock-up periods described above. Rule 701 permits resale of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144.

    In addition, we intend to file, after the effective date of this offering, a registration statement on Form S-8 to register approximately            shares of common stock reserved for issuance under our stock option and stock purchase plan. The registration statement will become effective automatically upon filing. Shares issued under our stock option plan, after the filing of the registration statement, may be sold in the open market following expiration of the lock-up periods described above, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and vesting restrictions imposed by us.

UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement between us and Friedman, Billings, Ramsey & Co., Inc., we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of our common stock set forth below.

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.

Total

    Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered by this prospectus, if any is purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

    The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such offering price less a concession not to exceed $      per share. The underwriters may allow, and such dealers may reallow, a concession not to exceed $      per share to certain other dealers. After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

    We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase, at the initial offering price less underwriting discounts and commission, up to an additional      shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter's initial commitment.

    The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional      shares.

	No exercise of over-allotment option	Full exercise of over-allotment option
Per share	$	$

Total	$	$

    We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

    In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on The Nasdaq National Market or in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

    We and our executive officers and directors will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock, for a period of 180 days from the effective date of this prospectus, subject to certain exceptions. Friedman, Billings, Ramsey & Co., Inc., at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements.

    There is no established trading market for the shares. The offering price for the shares will be determined by negotiation between us and the underwriters. The principal factors that we will consider in determining the public offering price will be:

  •
  prevailing market and general conditions;
  •
  the market capitalizations, trading histories and stages of development of other traded companies that we and the underwriters believe to be comparable to us;
  •
  our results of operations in recent periods;
  •
  our current financial position;
  •
  estimates of our business potential;
  •
  an assessment of our management;
  •
  the present state of our development; and
  •
  the availability for sale in the market of a significant number of shares of common stock.

    We cannot assure you that an active trading market will develop for the common stock or that the common stock will trade in the market subsequent to the offering at or above the initial public offering price.

    We will apply to have our shares of common stock approved for listing on The Nasdaq National Market under the symbol "LBHC."

LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Michael Best & Friedrich LLC, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Washington, D.C. Gibson, Dunn & Crutcher LLP and Michael Best & Friedrich LLC perform legal services for affiliates of LBAC.

EXPERTS

    The consolidated financial statements of LBAC and its subsidiary as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, and have been included in reliance on the report of such firm given on their authority as experts in auditing and accounting.

    The balance sheet of LBHC as of October 10, 2001 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, and has been included in reliance on the report of such firm given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in the offering, please refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other documents referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as a exhibit to the registration statement, each statement being qualified in all respects by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's web site, http://www.sec.gov.

    After this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended. As a result, we will file periodic reports, proxy statements and other information with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page
Long Beach Holdings Corp.
Independent Auditors' Report	F-2
Balance Sheet as of October 10, 2001	F-3
Note to Balance Sheet	F-4
Long Beach Acceptance Corp.
Independent Auditors' Report	F-5
Consolidated Balance Sheets as of December 31, 1999 and 2000 and as of September 30, 2001 (unaudited)	F-6
Consolidated Statements of Operations for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000 (unaudited) and 2001 (unaudited)	F-7
Consolidated Statements of Stockholder's Equity for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2001 (unaudited)	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000 (unaudited) and 2001 (unaudited)	F-9
Notes to Consolidated Financial Statements	F-10

F–1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Long Beach Holdings Corp.

    We have audited the accompanying balance sheet of Long Beach Holdings Corp. (In Organization) (the "Company") as of October 10, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

    In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Long Beach Holdings Corp. (In Organization) as of October 10, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey

October 18, 2001

F–2

LONG BEACH HOLDINGS CORP.
(In Organization)

BALANCE SHEET
October 10, 2001

ASSETS
Cash	$1,000

TOTAL ASSETS	$1,000

TOTAL STOCKHOLDER'S EQUITY
Preferred stock, $0.01 par value, 10,000,000 shares authorized, and 0 shares outstanding	$—
Common stock, $0.01 par value, 190,000,000 shares authorized, and 100 shares outstanding	1
Additional paid-in capital	999

TOTAL STOCKHOLDER'S EQUITY	$1,000

See note to balance sheet.

F–3

LONG BEACH HOLDINGS CORP.
(In Organization)

NOTE TO BALANCE SHEET

Business Description

    Long Beach Holdings Corp. (the "Company") was incorporated in the state of Delaware on October 10, 2001. The Company was formed in connection with the contemplated acquisition of Long Beach Acceptance Corp. ("LBAC"). Upon completion of the acquisition, LBAC will become a wholly owned subsidiary of the Company. Other than its formation, as of October 10, 2001, the Company has not conducted any operations.

F–4

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Long Beach Acceptance Corp.

    We have audited the accompanying consolidated balance sheets of Long Beach Acceptance Corp. and subsidiary (the "Company"), a wholly owned subsidiary of Ameriquest Mortgage Company, as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Long Beach Acceptance Corp. as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

March 1, 2001
(October 18, 2001 as to note 13)

F–5

LONG BEACH ACCEPTANCE CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30, 2001
	1999	2000
			(unaudited)
ASSETS
Cash and cash equivalents	$593,415	$1,871,934	$2,021,170
Loans held for sale — net	16,459,260	29,569,028	59,959,979
Residual interests in securitizations — at fair value:
Trading assets	64,959,575	50,223,027	33,063,405
Available for sale	—	27,869,825	46,961,084

Total residual interests in securitizations — at fair value	64,959,575	78,092,852	80,024,489
Servicing receivables	2,477,939	1,951,615	2,032,779
Due from parent — net	—	—	986,755
Premises and equipment — net	593,823	683,386	550,150
Other assets	1,438,624	1,542,980	940,585

TOTAL ASSETS	$86,522,636	$113,711,795	$146,515,907

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
Residual financing notes payable	$31,875,719	$30,971,065	$30,660,490
Senior secured credit facility	14,963,650	28,405,829	54,194,486
Due to parent — income tax liability	—	—	2,790,786
Net deferred tax liability	—	—	—
Accounts payable and accrued liabilities	2,333,516	3,934,450	4,280,904

Total liabilities	49,172,885	63,311,344	91,926,666

STOCKHOLDER'S EQUITY:
Preferred stock, $0.01 par value, 100,000 shares authorized, and 19,000 shares outstanding at December 31, 1999 and 2000, and 0 shares outstanding at September 30, 2001 (unaudited)	190	190	—
Common stock, $0.01 par value, 10,000 shares authorized, and 5,000 shares outstanding at December 31, 1999 and 2000 and at September 30, 2001 (unaudited)	50	50	50
Additional paid-in capital	79,250,256	92,112,105	92,112,295
Accumulated deficit	(41,900,745)	(41,711,894)	(37,214,081)
Other Comprehensive Loss:
Unrealized loss on residual interests in securitizations — available for sale	—	—	(309,023)

Total stockholder's equity	37,349,751	50,400,451	54,589,241

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$86,522,636	$113,711,795	$146,515,907

See notes to consolidated financial statements.

F–6

LONG BEACH ACCEPTANCE CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)
REVENUES:
Interest on loans	$12,607,148	$15,767,498	$15,779,590	$10,996,907	$15,765,959
Loan servicing fees	11,133,761	11,638,958	13,612,123	10,189,843	11,501,295
(Loss) gain on sales of loans, net	(596,215)	387,562	7,418,870	2,897,541	10,190,373

Total revenues	23,144,694	27,794,018	36,810,583	24,084,291	37,457,627

EXPENSES:
Interest on borrowings	6,608,348	6,694,040	8,030,752	5,272,448	6,121,940
Provision for loan losses	4,071,078	3,900,000	3,325,000	2,475,000	3,470,000
Salaries, commissions and benefits	18,888,683	15,829,392	16,106,069	12,063,967	13,245,109
Data processing and communications	4,104,628	3,398,054	3,656,090	2,539,735	2,899,524
Occupancy and equipment	5,311,349	4,333,370	3,466,452	2,647,797	1,972,420
Other general and administrative expense	2,205,733	5,041,314	1,911,469	1,540,689	2,252,278

Total expenses	41,189,819	39,196,170	36,495,832	26,539,636	29,961,271

(LOSS) INCOME BEFORE (BENEFIT) PROVISON FOR INCOME TAXES	(18,045,125)	(11,402,152)	314,751	(2,455,345)	7,496,356
(BENEFIT) PROVISION FOR INCOME TAXES	(7,217,265)	(3,974,848)	125,900	(1,006,691)	2,998,543

NET (LOSS) INCOME	$(10,827,860)	$(7,427,304)	$188,851	$(1,448,654)	$4,497,813

See notes to consolidated financial statements.

F–7

LONG BEACH ACCEPTANCE CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Comprehensive Income	Accumulated Other Comprehensive Loss	Total
BALANCE, DECEMBER 31, 1997	$190	$50	$2,056,444	$(23,493,774)			$(21,437,090)
Capital contribution by AMC	—	—	33,416,757	—			33,416,757
Dividends declared	—	—	—	(151,807)			(151,807)
Net loss	—	—	—	(10,827,860)			(10,827,860)

BALANCE, DECEMBER 31, 1998	190	50	35,473,201	(34,473,441)			1,000,000
Capital contribution by AMC	—	—	43,777,055	—			43,777,055
Net loss	—	—	—	(7,427,304)			(7,427,304)

BALANCE, DECEMBER 31, 1999	190	50	79,250,256	(41,900,745)			37,349,751
Capital contribution by AMC	—	—	12,861,849	—			12,861,849
Net income	—	—	—	188,851			188,851

BALANCE, DECEMBER 31, 2000	190	50	92,112,105	(41,711,894)			50,400,451
Paid-in capital (unaudited)	(190)	—	190	—
Net income (unaudited)	—	—	—	4,497,813	$4,497,813		4,497,813
Other comprehensive loss:
Change in net unrealized loss on residual interests-available for sale (unaudited)					(309,023)	$(309,023)	(309,023)

Comprehensive income (unaudited)					$4,188,790

BALANCE, SEPTEMBER 30, 2001 (unaudited)	$—	$50	$92,112,295	$(37,214,081)		$(309,023)	$54,589,241

See notes to consolidated financial statements.

F–8

LONG BEACH ACCEPTANCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(10,827,860)	$(7,427,304)	$188,851	$(1,448,654)	$4,497,813
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	551,378	610,855	534,950	444,768	437,407
Provision for loan losses	4,071,078	3,900,000	3,325,000	2,475,000	3,470,000
Accretion on residual interests in securitizations	(6,036,336)	(8,076,269)	(9,247,284)	(6,950,479)	(7,123,183)
Gain on sales of loans	(471,041)	(3,823,727)	(7,717,996)	(2,640,865)	(11,138,328)
Loans originated for sale, net of remittances	(137,802,108)	(171,323,144)	(284,532,238)	(213,531,581)	(246,938,524)
Proceeds from sales of loans	245,931,919	168,030,627	276,124,395	155,845,968	223,897,770
Net unrealized loss (gain) on residual interests in securitizations — trading, net	1,067,256	3,436,165	(116,346)	(672,147)	(3,306,428)
Realized loss on residual interests in securitizations — trading, net	—	—	415,472	415,472	894,723
Excess cash flow from residual interests in securitizations	—	6,129,466	26,434,760	22,024,319	25,031,348
Capitalization of residual interests in securitizations — trading	(18,846,003)	(22,445,800)	(3,491,376)	(3,491,376)	(500,013)
Loss (gain) on disposal of premises and equipment	231,605	65,971	(443)	(443)	(59)
Changes in operating assets and liabilities:
Decrease (increase) in servicing receivables	1,424,711	884,609	242,842	481,869	(81,164)
(Decrease) increase in accounts payable and accrued liabilities	(3,495,914)	(231,684)	1,575,934	2,137,500	346,453
Increase in due to parent — income tax liability	—	—	—	—	2,790,786
(Increase) decrease in other assets	(19,334)	700,236	96,404	405,111	363,358

Net cash provided by (used in) operating activities	75,779,351	(29,569,999)	3,832,925	(44,505,538)	(7,358,041)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of premises and equipment	(551,615)	(23,429)	(416,664)	(226,202)	(116,697)
Deferred costs for systems projects	(177,874)	(84,576)	(408,613)	(406,048)	—
Unrealized loss on residual interests in securitizations — available for sale	—	—	—	—	515,039
Realized loss on residual interests in securitizations — available for sale	—	—	—	—	3,359,660
Capitalization of residual interests — available for sale	—	—	(27,128,503)	(15,247,828)	(20,742,052)

Net cash used in investing activities	(729,489)	(108,005)	(27,953,780)	(15,880,078)	(16,984,050)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in due to parent	21,711,695	(13,296,015)	—	(866,657)	(986,755)
Capital contribution	—	43,777,055	12,861,849	8,127,723	—
(Decrease) increase in senior secured credit facility, net	(106,699,157)	3,048,789	13,442,179	55,269,607	25,788,657
Increase (decrease) in residual financing note payable, net	7,300,000	(3,383,842)	(904,654)	1,929,138	(310,575)

Net cash (used in) provided by financing activities	(77,687,462)	30,145,987	25,399,374	64,459,811	24,491,327

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,637,600)	467,983	1,278,519	4,074,195	149,236
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,763,032	125,432	593,415	593,415	1,871,934

CASH AND CASH EQUIVALENTS, END OF PERIOD	$125,432	$593,415	$1,871,934	$4,667,610	$2,021,170

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	$6,026,865	$5,495,426	$7,524,089	$5,272,448	$6,121,940
Income taxes paid	$5,012	$12,381	$9,697	$37,687	$18,520

See notes to consolidated financial statements.

F–9

LONG BEACH ACCEPTANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 AND
NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)
AND SEPTEMBER 30, 2001 (UNAUDITED)

1.  ORGANIZATION AND SIGNIFICANT OPERATING EVENTS

    Long Beach Acceptance Corp. and subsidiary (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Ameriquest Mortgage Company ("AMC"). AMC is a wholly owned subsidiary of Ameriquest Capital Corporation ("ACC"). The Company is engaged in underwriting, purchasing, securitizing and servicing automobile loans. The Company focuses its efforts on acquiring contracts collateralized by late model used and, to a lesser extent, new motor vehicles, entered into with purchasers whom the Company believes have a favorable credit profile.

    The Company has two origination centers, located in New Jersey and California.

    The Company engages in transactions with AMC. AMC is the guarantor of the Company's senior secured credit facility, residual financing notes payable, and other operating leases.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation—The consolidated financial statements include the accounts of the Company's wholly owned subsidiary Long Beach Acceptance Receivables Corp. ("LBARC"), a special purpose entity for securitization transactions. All significant intercompany balances and transactions have been eliminated.

    Basis of Presentation—The consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. When necessary, reclassifications have been made to conform to current period presentation.

    The accompanying unaudited interim consolidated financial statements for the nine months ended September 30, 2000 and 2001 have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to interim financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

    Use of Estimates—The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The uncertainty related to the Company's estimates and assumptions primarily arises from risks associated with interest rate volatility, loan evaluations, credit risk and the establishment of the allowance for loan losses for credit exposures. The possibility exists that abrupt changes in such estimates and evaluations might be required because of changing economic conditions and the economic prospects of borrowers. Although management is not currently aware of any factors that would significantly change its estimates and assumptions in the near term, future changes in market trends and conditions may occur which could cause actual results to differ materially.

F–10

    Certain Concentrations—In 1998, the Company's lending activities in California, Illinois and New York represented 36.3%, 23.2% and 11.4%, respectively, of loans purchased. In 1999, the Company's lending activities in California and New York represented 52.0% and 18.5%, respectively, compared to 43.9% and 11.6% in California and New York, respectively, in 2000. For the nine months ended September 30, 2000, the Company's lending activities in California and New York represented 45.8% and 13.3%, respectively. For the nine months ended September 30, 2001, the Company's lending activities in California and Arizona represented 40.7% and 10.7%, respectively. No other state accounted for more than 10% of loans purchased.

    Cash and Cash Equivalents—Cash and cash equivalents include cash on hand, amounts due from banks, and overnight deposits.

    Loans Held for Sale—The Company purchases automobile loans for securitization and sale in the secondary market. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate.

    The Company capitalizes loan origination fees and certain direct loan origination costs as an adjustment to the cost basis of the loan. Net deferred origination fees and costs are included in the cost basis of the loan at the time of securitization and sale and included in determining any gain or loss.

    Provision for Loan Losses—Provision for loan losses is charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover probable losses resulting from liquidation of outstanding loans. The allowance for loan losses is based upon periodic analysis of the aggregate portfolio, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral values.

    Residual Interests in Securitizations—The Company periodically sells automobile receivables to certain special purpose financing trusts (the "Trusts"), and the Trusts in turn issue asset-backed securities to investors. The Company retains interests in the receivables sold in the form of residual interests in securitizations. The residual interests represent the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the receivables and the interest paid to the investors on the asset-backed securities, net of credit losses, servicing fees and other expenses. The Company does not capitalize a servicing asset, since the projected costs of servicing the loans approximate the projected net servicing revenue.

    Upon the transfer of receivables to the Trusts, the Company removes the net book value of the receivables sold from its consolidated balance sheet and allocates such carrying value between the assets transferred and the interests retained, based upon their relative fair values at the settlement date. The difference between the sales proceeds, net of transaction costs, and the allocated basis of the assets transferred is recognized as gain on sales of loans. The allocated basis of the interests retained is classified as residual interests in securitizations.

    The fair value of residual interests in securitizations is estimated monthly by calculating the present value of the excess cash flows from the Trusts using discount rates commensurate with the risks involved. Such calculations include estimates of cumulative credit losses and prepayment rates for the remaining term of the receivables transferred to the Trusts since these factors impact the amount and timing of future excess cash flows.

    A financial guaranty insurance company (the "Insurer") has provided a financial guaranty insurance policy for the benefit of the Class A investors in each series of asset-backed securities issued by the Trusts. In connection with the issuance of the policies, the Company is required to establish a separate cash account with a trustee for the benefit of the Insurer for each series of securities and related receivables pools. Monthly cash collections from the pools of receivables in excess of required principal and interest payments on the asset-backed securities and servicing fees and other expenses are

F–11

either added to the restricted cash accounts or used to repay the outstanding asset-backed securities on an accelerated basis. When the restricted cash levels reach specified percentages of the pools of receivables, excess cash flows are distributed to the Company. In the event that monthly cash collections from any pool of receivables are insufficient to make required principal and interest payments to the investors and pay servicing fees and other expense, any shortfall would be drawn from the restricted cash accounts. These accounts have not been included within the Company's consolidated financial statements, as the certificate insurer legally owns them. However, such balances and the resulting cash flows have been considered in valuing the Company's residual interests in the securitizations.

    Certain agreements with the Insurer provide that if delinquency, default and net loss ratios in the pools of receivables supporting the asset-backed securities exceed certain targets, the specified levels of credit enhancement would be increased and, in certain cases, the Company would be removed as servicer of the receivables.

    For securitizations executed prior to 2000, the Company classifies residual interests as trading assets and recognizes in the current period gains or losses in residuals interests held for trading in the statements of operations, as a component of gain on sales of loans, attributable to the change in the fair value. Beginning in 2000, residual interests resulting from securitizations are classified as available-for-sale and measured at fair value. Unrealized holding gains or temporary holding losses are reported net of income tax effects as a separate component of stockholder's equity until realized. If a decline in fair value is deemed other than temporary, the assets are written down through a charge to earnings.

    Servicing Receivables—Servicing receivables consist of accrued servicing fees and servicer advances. The Company acts as servicer for the loans it has securitized and is responsible for collection and processing payments from borrowers, maintaining loan records and pursuing liquidation activity in the event of a default by the borrower. In exchange for performing these services the Company receives a contractually specified servicing fee. Servicer advances are made on behalf of the trust for costs incurred during the collection and liquidation processes. They are offset by liquidation proceeds.

    Premises and Equipment—Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective asset classes. Capital leases are included in premises and equipment and totaled $124,984 as of December 31, 2000 and $136,587 as of September 30, 2001. There were no capital leases at December 31, 1999. Depreciation related to capital leases is included in depreciation and amortization expense.

    Other Assets—External direct costs of materials and services incurred in the application development stage of internal-use computer software are capitalized and are included in other assets. Capitalization of these costs ceases at the point when the internal use software is substantially complete and ready for its intended use. Amounts capitalized are amortized using the straight-line method over the estimated useful life of the internal-use software. Capitalized costs were $84,576 in 1999, $408,613 in 2000 and $0 for the nine months ended September 30, 2001. Amounts amortized for the years ended December 31, 1998, 1999 and 2000 were $141,416, $205,398 and $218,351, respectively, and for the nine months ended September 30, 2000 and 2001 were $187,124 and $167,167, respectively.

    Repossessed Inventory—The repossessed automobile inventory is carried at the lower of cost or fair value less estimated costs to sell. Repossessed inventory was $209,138 and $458,779 at December 31, 1999 and 2000, respectively and $203,578 at September 30, 2001. Repossessed inventory is included in other assets in the consolidated balance sheets.

F–12

    Gain on Sales of Loans—The Company recognizes the transfer of loans as sales. Gain on sales of loans represents the difference between the sale proceeds to the Company, net of transaction costs, and the allocated basis of the assets transferred.

    Interest on Loans—The Company recognizes interest income under the accrual method. The Company will cease the accrual of interest on any loan when the payment of interest is 120 or more days delinquent or earlier if the collection of interest on the loan appears doubtful.

    Accretion Income Policy—Excess of future cash flows over the allocated basis of the residual interests is accreted and recognized as a component of interest income. The discount rate used is an estimate based on management's evaluation of market conditions at the time of securitization.

    Loan Servicing Fees—The Company records servicing fees on its securitized portfolio at contractually specified rates. The amounts are paid on a monthly basis. Late fees and other fees based on servicing are recorded as a component of loan servicing fees.

    Interest on Borrowings—Interest on borrowings is accrued at a rate based on a spread to LIBOR as determined by the respective senior secured credit facility and residual financing note payable agreements.

    Income Taxes—The Company files a consolidated federal income tax return with AMC and a separate state of New Jersey income tax return. Certain other state income tax returns are filed on a combined, consolidated or unitary basis with AMC. The Company is a party to a tax sharing agreement with AMC. Pursuant to the tax sharing agreement, all tax liabilities and benefits, including current and deferred income tax liabilities and benefits, are assumed by AMC. In accordance with the tax sharing agreement with AMC, all income tax benefits and provisions are settled through an inter-company account with AMC.

    The Company accounts for income taxes under the asset and liability approach. The asset and liability approach accounts for deferred income taxes by applying statutory tax rates in effect at the balance sheet date due to differences between the book basis and the tax basis of assets and liabilities. The resulting net deferred tax asset or liability is adjusted to reflect changes in tax laws or rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs.

    Recently Issued Accounting Standards—Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), requires that all derivative instruments be recognized as either assets or liabilities at fair value through earnings. If certain conditions are met, a derivative may be specifically designated as a hedge of the fair value of a recognized asset, liability or firm commitment, a hedge of the cash flows of a forecasted transaction or a hedge of foreign currency exposure. This statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company adopted this statement effective January 1, 2001. The initial adoption of this statement did not result in a transition adjustment and accordingly, it had no impact on the Company's balance sheet or its results of operations.

    SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125 ("SFAS No. 140"), was issued in September 2000 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of Statement No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, however, the disclosure requirements are effective for fiscal years ending after December 15, 2000. The adoption of the provisions of SFAS No. 140 did not have a material impact on the results of operations or the financial position of the Company.

F–13

    Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets ("EITF Issue No. 99-20"), sets forth the rules for recognizing interest income and determining when securities must be written down to fair value because of impairment. EITF Issue No. 99-20 became effective March 31, 2001. The Company has adopted the provisions of EITF Issue No. 99-20. The adoption of EITF Issue No. 99-20 did not have an impact on the results of operations or the financial position of the Company.

    SFAS No. 141, Business Combinations ("SFAS No. 141"), requires that all business combinations be accounted for by a single method—the purchase method. The provisions of this SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of the provisions of SFAS No. 141 is not expected to have a material impact on the results of operations or the financial position of the Company.

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that, upon its adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121"). SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. The Company has determined that this statement will not have an impact on its consolidated financial position or results of operations.

    In July 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. The Company has determined that this statement will not have an impact on its consolidated financial position or results of operations.

    In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), that replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has determined that this statement will not have an impact on its consolidated financial position or results of operations.

F–14

3.  LOANS HELD FOR SALE

    Loans held for sale were as follows:

	December 31,
			September 30, 2001
	1999	2000
			(unaudited)
Automobile loans	$14,890,203	$29,318,708	$58,472,060
Deferred costs, net	1,329,765	847,348	1,717,088
Accrued interest receivable	565,248	323,647	717,327

	16,785,216	30,489,703	60,906,475
Less: Allowance for loan losses	(325,956)	(920,675)	(946,496)

Loans held for sale, net	$16,459,260	$29,569,028	$59,959,979

    The weighted average interest rate on automobile loans held for sale was 17.60%, 17.76% and 16.40% at December 31, 1999 and 2000, and September 30, 2001, respectively.

    The activity for the allowance for loan losses was as follows:

	December 31,			September 30,
	1998	1999	2000	2000	2001
				(unaudited)
Balance, beginning of period	$2,532,450	$1,374,216	$325,956	$325,956	$920,675
Provision for loan losses	4,071,078	3,900,000	3,325,000	2,475,000	3,470,000
Charge-offs net of recoveries	(5,229,312)	(3,098,260)	(1,025,281)	(807,043)	(876,618)
Allowance reduction related to sold loans	—	(1,850,000)	(1,705,000)	(705,000)	(2,567,561)

Balance, end of period	$1,374,216	$325,956	$920,675	$1,288,913	$946,496

4.  LOAN SERVICING

    The outstanding principal balance of loans serviced for others at December 31, 1999 and 2000 and September 30, 2001 was $405.1 million, $487.7 million and $532.3 million, respectively. Servicing fees represents contractual servicing fees earned by the Company as servicer of the automobile loans sold to the Trusts along with late charges and other fees attributable to servicing. Contractual servicing fees recognized for the years ended December 31, 1998, 1999 and 2000, and the nine-month period ended September 30, 2001 were $10.2 million, $9.3 million, $10.8 million and $9.1 million, respectively.

    The restricted cash balances at December 31, 1999 and 2000 and at September 30, 2001 were $22.2 million, $22.3 million and $25.0 million, respectively.

5.  RESIDUAL INTERESTS IN SECURITIZATIONS

    During the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001, the Company completed the securitization and sale of $264.5 million, $183.9 million, $292.4 million and $230.0 million, respectively, of automobile loans held for sale and recognized a loss of $0.6 million and gains of $0.4 million, $7.4 million and $10.2 million for the years ended December 31, 1998, 1999 and 2000 and for the nine months ended September 30, 2001, respectively. Gain on sales of loans include gains (losses) associated with current-year securitizations, gains (losses) related to residual interests in securitizations — trading, and permanent impairments of

F–15

residual interests in securitizations — available for sale. The components of gain (loss) on sales of loans, net are shown below.

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)
Gain on sales of loans	$471,041	$3,823,727	$7,717,996	$2,640,865	$11,138,328
(Loss) gain on residual interests — trading, net	(1,067,256)	(3,436,165)	(299,126)	256,676	2,411,704
Permanent impairments — available for sale	—	—	—	—	(3,359,659)

(Loss) gain on sales of loans, net	$(596,215)	$387,562	$7,418,870	$2,897,541	$10,190,373

    The asset-backed certificates are held in a trust independent of the Company. The Company acts as servicer for the trust and receives a stated servicing fee.

    The Company has a call provision within each of its securitizations that allows it to repurchase the outstanding loan receivables if the outstanding receivable balance falls below 10% of the original pool balance. The Company exercised this option and repurchased $17.3 million of the loan receivables in August 2000 and $22.3 million of loan receivables in March 2001.

    LBARC has retained a beneficial interest in the form of residual interests in securitizations, which represents the subordinated right to receive cash flows from the securitized loans after payment of the required amounts to the holders of the securities. The residual interests in securitizations were recorded at estimated fair value of $65.0 million, $78.1 million and $80.0 million at December 31, 1999 and 2000, and September 30, 2001, respectively. Excess cash flows from the residual interests in securitizations were $6.1 million, $26.4 million and $25.0 million for the years ended December 31, 1999 and 2000, and for the nine months ended September 30, 2001, respectively. A portion of the excess cash flow is pledged to pay down residual financing notes.

    The following table summarizes the amortized cost and estimated fair values of residual interests as of:

	December 31,
			September 30, 2001
	1999	2000
			(unaudited)
Trading assets:
Residual interests — trading, at cost	$70,904,545	$56,051,650	$35,585,600
Unrealized loss on residual interests — trading, net	(5,944,970)	(5,828,623)	(2,522,195)

Residual interests — trading, at fair value	$64,959,575	$50,223,027	$33,063,405

Available for sale:
Residual interests — available for sale, at cost	—	$27,869,825	$47,476,123
Unrealized loss on residual interests — available for sale	—	—	(515,039)

Residual interests — available for sale, at fair value	—	$27,869,825	$46,961,084

Total residual interests in securitizations	$64,959,575	$78,092,852	$80,024,489

F–16

    Assumptions used at the time of securitization in the valuation of residual interests and gain on sales of loans were as follows:

	For The Year Ended December 31, 2000	For The Nine Months Ended September 30, 2001
		(unaudited)
Prepayment speed (annual rate)	0.7%–1.3%	1.1%
Weighted average life (in years)	1.5	1.7
Expected credit losses (annual rate)	6.5%–7.0%	8.0%
Discount rate	12.0%	12.0%

    Current assumptions used in the valuation of residual interests in securitizations as of December 31, 2000 and September 30, 2001 were as follows:

	December 31, 2000	September 30, 2001
(unaudited)
Prepayment speed (annual rate)	0.7%–1.5%	1.1%–1.5%
Weighted average life (in years)	1.5	1.5–2.0
Expected credit losses (annual rate)	6.5%–13.0%	7.3%–12.3%
Discount rate	12.0%–15.0%	12.0%–15.0%

    Changes in assumptions could significantly affect these estimates and the resulting fair values. The chart below demonstrates the sensitivity to negative changes in key economic assumptions on the fair value of residual cash flows.

	December 31, 2000	September 30, 2001
		(unaudited)
	(Dollars in Thousands)
Carrying value of residual interests	$78,093	$80,024
Weighted average life (in years)	1.2	1.2
Prepayment speed assumptions (annual rate)	0.7%–1.5%	1.1%–1.5%
Impact on fair value 10% adverse change	$(762)	$(626)
Impact on fair value 20% adverse change	$(1,287)	$(1,244)
Expected credit losses (annual rate)	6.5%–13.6%	7.3%–12.3%
Impact on fair value 10% adverse change	$(2,904)	$(4,021)
Impact on fair value 20% adverse change	$(5,845)	$(8,059)
Discount rate (annual rate)	12.0%–15.0%	12.0%–15.0%
Impact on fair value 10% adverse change	$(1,840)	$(1,544)
Impact on fair value 20% adverse change	$(3,398)	$(3,037)

    The above results are hypothetical and should be used as such. In reality, changes usually occur across more than one variable, which may compound or reduce the negative effect on residual cash flow.

    Aggregate projected credit losses as a percentage of original securitized pool balance were:

	December 31,
			September 30, 2001
	1999	2000
			(unaudited)
December 31, 1999	7.0%–8.0%	—	—
December 31, 2000	7.0%–8.0%	6.5%–7.0%	—
September 30, 2001	7.3%–7.5%	7.3%–7.5%	8.0%

F–17

    The table below summarizes certain cash flows received from and paid to the securitization trusts for the year ended December 31, 2000 and for the nine months ended September 30, 2001:

	Year Ended December 31, 2000	Nine Months Ended September 30, 2001
		(unaudited)
Proceeds from new securitizations	$276,124,395	$223,897,770
Servicing fees received	10,780,788	9,015,483
Cash flows received on residual interests	26,434,760	25,031,348
Servicing advances	1,278,209	985,971
Repayment of servicer advances	(1,382,248)	(1,067,261)

    The following table presents quantitative information about components of the Company's managed portfolio delinquencies and net credit losses:

				For The Nine Months Ended Or As Of September 30, 2001
	For The Year Ended Or As Of December 31,
	1998	1999	2000
				(unaudited)
Total Principal Amount of Loans:
Managed portfolio	$421,549,815	$420,409,922	$518,155,275	$591,672,661
Securitized portfolio	408,789,877	405,070,076	487,678,238	532,360,820
Loans held for sale	12,759,938	15,339,846	30,477,037	59,311,841
Principal balance of loans 60 days or more delinquent	$11,814,414	$5,909,894	$5,743,735	$9,232,649
Percentage of loans 60 days or more delinquent	2.80%	1.41%	1.11%	1.56%
Net credit losses	$33,958,706	$21,461,298	$15,694,035	$16,071,599

6.  PREMISES AND EQUIPMENT-NET

    Premises and equipment consist of the following:

	December 31,
			September 30, 2001
	1999	2000
			(unaudited)
Furniture and equipment	$487,268	$731,233	$738,387
Leasehold improvements	790,718	564,664	637,351

	1,277,986	1,295,897	1,375,738
Less accumulated depreciation and amortization	(684,163)	(612,511)	(825,588)

Premises and equipment, net	$593,823	$683,386	$550,150

    Depreciation and amortization expense for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2000 and 2001 was $330,049, $337,664, $316,600, $221,070 and $270,239, respectively.

    Rent expense for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2000 and 2001 was $4,860,462, $3,681,385, $2,630,948, $2,108,414 and $1,357,233,

F–18

respectively. The minimum rental commitments under all noncancelable leases with remaining terms of more than one year and expiring through the year 2004 were as follows:

	December 31, 2001	September 30, 2001
		(unaudited)
2001	$1,734,813	$436,107
2002	1,187,627	1,316,736
2003	1,027,474	1,188,806
2004	485,980	547,032
Thereafter	—	—

Total	$4,435,894	$3,488,681

7.  DEBT

    The balances in debt consisted of the following:

		December 31,
		1999		2000		September 30, 2001
	Maximum Line	Interest Rate	Outstanding Balance	Interest Rate	Outstanding Balance	Interest Rate	Outstanding Balance
						(unaudited)
Senior secured credit facility:
Warehouse 1	N/A	7.8%	$4,272,372	N/A	N/A	N/A	N/A
Warehouse 2	$175 million	7.8%	10,691,278	8.6%	$21,715,126	5.6%	$35,808,765
Warehouse 3	$30 million	N/A	N/A	8.6%	6,690,703	5.3%	18,385,721

			$14,963,650		$28,405,829		$54,194,486

Residual financing notes payable		8.1%	$31,875,719	9.2%	$30,971,065	6.1%	$30,660,490

    AMC is the guarantor of the Company's senior secured credit facility and residual financing notes payable.

    Senior Secured Credit Facility—The Company had a warehouse facility (warehouse line 1) funded by a national banking association which expired on September 29, 2000. This credit facility had an interest rate based on a spread to LIBOR. In August 2000, the Company entered into a warehouse facility (warehouse line 3), with a national banking association that replaced warehouse line 1. This line has a maximum borrowing capacity of $30 million. This credit facility bears interest at a rate based on a spread to LIBOR and expires August 2002. This credit facility contains certain covenants such as minimum net worth, restrictions on asset acquisitions and leverage ratio requirements. The Company was in compliance with all covenants as of and for the year ended December 31, 2000 and the nine months ended September 30, 2001.

    The Company has a $175 million committed warehouse facility (warehouse line 2) with an investment-banking firm. This line expires on February 2, 2002. This credit facility bears interest at a rate based on a spread to LIBOR and is collateralized by loans held for sale aggregating $21.8 million as of December 31, 2000 and $36.3 million as of September 30, 2001.

    Residual Financing Notes Payable—The Company has a $42 million committed residual financing facility with an investment-banking firm, borrowings under which are collateralized by the residual

F–19

interests in securitizations. The balances in residual financing notes payable consisted of the following as of:

		December 31,
				September 30, 2001 Outstanding Balance
	Maturity Date	1999 Outstanding Balance	2000 Outstanding Balance
				(unaudited)
Residual Borrowings:
Note 1	—	$4,095,078	$—	$—
Note 2	6/12/02	5,789,010	3,962,417	—
Note 3	6/12/02	6,884,792	3,272,532	2,750,908
Note 4	6/12/02	6,500,000	3,562,045	316,794
Note 5	6/12/02	5,049,482	7,591,859	6,410,237
Note 6	6/12/02	3,557,357	6,843,870	5,604,593
Note 7	6/12/02	—	5,738,342	6,338,981
Note 8	6/12/02	—	—	2,809,768
Note 9	6/12/02	—	—	6,429,209

		$31,875,719	$30,971,065	$30,660,490

    The Company paid down $17.3 million of the outstanding note balance for the year ended December 31, 2000 compared to $16.0 million for the nine months ended September 30, 2001 through the excess cash flow from the residual interests in securitizations. Each note bears interest at a rate based on a spread to LIBOR.

8.  INCOME TAXES

    The Company files a consolidated federal income tax return with AMC and ACC and a separate state of New Jersey income tax return. Certain other state income tax returns are filed on a combined, consolidated, or unitary basis with AMC and ACC.

    The provision for income taxes is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)
Current provision	$(8,546,980)	$(6,376,474)	$(4,935,930)	$(4,803,064)	$948,435
Deferred provision	1,329,715	2,401,626	5,061,830	3,796,373	2,050,108

Total (benefit) provision	$(7,217,265)	$(3,974,848)	$125,900	$(1,006,691)	$2,998,543

    A reconciliation of the statutory income tax provision to the effective income tax provision, is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)
Tax (benefit) liability at statutory rate	$(6,315,794)	$(3,990,753)	$110,163	$(859,371)	$2,623,724
State and local taxes	(1,133,941)	(793,928)	22,486	(142,259)	397,161
Meals and entertainment	13,946	11,956	16,268	12,201	9,135
Other	—	—	(23,017)	(17,262)	—
Valuation allowance	218,524	797,877	—	—	(31,477)

Total (benefit) provision	$(7,217,265)	$(3,974,848)	$125,900	$(1,006,691)	$2,998,543

F–20

    The liability for income taxes includes a net deferred tax liability. This represents the tax effect of temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities. The major sources of temporary differences and their deferred tax effect are as follows:

	Year Ended December 31,
			Nine Months Ended September 30, 2001
	1999	2000
			(unaudited)
Deferred tax assets:
Provision for loan losses	$206,291	$407,185	$411,892
Accrued expenses	261,888	167,863	167,863
Reserves	4,999	—	15,289
Depreciation	1,226	68,583	119,493
Other	59,296	59,296	59,296
New Jersey net operating loss	1,016,400	1,184,531	1,153,055

Subtotal deferred tax asset	1,550,100	1,887,458	1,926,888
Valuation allowance	(1,016,400)	(1,016,400)	(984,923)

Net deferred tax asset	533,700	871,058	941,965

Deferred tax liabilities:
Reserves	—	32,842	—
Prepaid expenses	141,986	140,735	107,202
Securitization	2,231,900	7,599,497	9,786,887

Subtotal deferred tax liability	2,373,886	7,773,074	9,894,089

Net deferred tax liability	1,840,186	6,902,016	8,952,124
Less: Tax liability assumed by AMC	(1,840,186)	(6,902,016)	(8,952,124)

Net deferred tax liability	$—	$—	$—

    The Company is a party to a tax sharing agreement with AMC. Pursuant to the tax sharing agreement, all tax liabilities and benefits, including current and deferred income tax liabilities and benefits, are assumed by AMC. In accordance with the tax sharing agreement with AMC, all income tax benefits and provisions are settled through an inter-company account with AMC.

    A valuation allowance has been set up with respect to the New Jersey net operating loss carryforward. In 1999, the valuation allowance included an allowance for prior year deferred tax assets recorded with respect to the New Jersey net operating loss carryforward. The Company has New Jersey net operating loss carryforwards of approximately $18 million. These carryforwards will begin to expire in tax year 2002.

    AMC's federal income tax return has been audited by the Internal Revenue Service through the tax year 1998. No material adjustments were made with respect to taxable income reported by the Company. Several state taxing authorities are auditing AMC's consolidated, combined or unitary income tax returns. The conclusion of these examinations should not result in a significant adjustment to the Company's state taxable income.

9.  COMMITMENTS AND CONTINGENCIES

    In the ordinary course of business, the Company provides representations and warranties to purchasers and insurers of automobile loans. Under certain circumstances, the Company would become liable if there has been a breach of representations or warranties. The Company's losses from breaches of representations and warranties have not been significant to date.

F–21

    The Company is a party to certain lawsuits arising from the normal conduct of their business. While the ultimate result of the lawsuits against the Company cannot be predicted with certainty, based upon advice of legal counsel, management does not expect that these matters will have a material adverse effect on the Company's financial position or the results of its operations.

10. EMPLOYEE BENEFIT PLAN

    AMC maintains an employee retirement savings plan for the benefit of all eligible employees. The plan permits employees to contribute a percentage of their salaries up to limits prescribed by the Internal Revenue Service (Internal Revenue Code, Section 401(k)). AMC's contributions are discretionary. However, for the last three years, the match has been 50% of the first 6% contributed. The Company had expenses for matching contributions of $208,000, $176,114, $169,665, $134,351 and $164,433 for the years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2000 and 2001, respectively.

    AMC also maintains a nonqualified deferred compensation plan for the benefit of certain highly compensated individuals. The plan allows these employees to defer 90% of their base salary and 100% of their bonus. AMC does not make any contributions to this plan.

11. RELATED PARTY TRANSACTIONS

    In 1998, 1999 and 2000, AMC contributed additional capital to the Company of $33.4 million, $43.8 million and $12.8 million, respectively, which was used to cover operating costs and prior inter-company charges. There was no similar capital contribution for the nine months ended September 30, 2001.

    AMC guarantees certain of the Company's obligations under the agreements related to the Long Beach Acceptance Auto Grantor Trusts 1998-1 and 1998-2, and the Long Beach Acceptance Auto Receivables Trusts 1999-1, 1999-2, 2000-1, 2000-2 and 2001-A. AMC also acts as a guarantor for the Company under the following agreements:

  •
  On October 30, 1995, the Company entered into a sale and servicing agreement with Greenwich Capital Financial Products, Inc. ("Greenwich"). Pursuant to the agreement, the Company sold to Greenwich all automobile loans purchased by the Company that satisfied the Company's program guidelines. This agreement provides that the Company must manage, service, administer and make collections on the automobile loans. The obligation of Greenwich to purchase loans under the agreement has terminated. However, the Company does continue to service outstanding automobile loans previously sold to Greenwich under this agreement.

  •
  On October 11, 1996, the Company entered into a master lease agreement with Fleetwood Financial Corp. Pursuant to the agreement, when the Company places an order with Fleetwood for equipment, Fleetwood purchases that equipment and has it delivered to the Company at the Company's expense. The Company then leases this equipment from Fleetwood on an as-needed basis by entering into supplemental agreements to the master lease agreement. Each supplemental agreement has a 36-month term and the Company has an option, and in some cases an obligation, to purchase the equipment. As of August 31, 2001 there were seven supplemental agreements in effect, with total payments of approximately $31,500 per month and a total outstanding balance of approximately $650,000. If within 45 days from the date Fleetwood orders the equipment on the Company's behalf, the same has not been delivered, installed and accepted, Fleetwood may thereafter terminate the agreement upon 10 days' written notice.

  •
  On March 5, 1997, the Company entered into a lease with Mack Paramus Affiliates for certain space located at One Mack Centre Drive, Paramus, New Jersey. The Company pays

F–22

    approximately $68,200 per month as base rent with installments ending April 30, 2004. At certain points during the last two years of the lease, the Company may terminate the lease upon 12 months' written notice together with a payment of a certain sum based on the remaining period to expiration and satisfaction of certain other conditions.

  •
  On January 30, 1998, the Company entered into a warehouse lending agreement with Greenwich. Under the terms of the agreement, the Company can borrow certain sums from Greenwich in order to purchase certain automobile loans up to a maximum principal amount at any one time outstanding of $175 million.

  •
  On August 16, 2000, the Company entered into a loan agreement with Bank One, N.A. ("Bank One"). Under the terms of the agreement, the Company can borrow certain sums from Bank One in order to purchase certain automobile loans up to a maximum principal amount at any one time outstanding of $30 million. The Company is required to pay Bank One a fee if the Company terminates the agreement prior to the expiration of 540 days following the effective date.

    On September 13, 1996, AMC entered into a lease for a property located at 500 North State College Boulevard, Orange, California. The Company has an oral sublease agreement with AMC pursuant to which the Company occupies this leased space and pays AMC approximately $28,400 per month as base rent with installments scheduled to end on January 31, 2002. The Company believes that its sublease agreement with AMC is on terms no less favorable to the Company than those that would be available to it in an arm's length transaction with a third party.

    In August 2001, the Company entered into a consulting agreement with a third-party consultant which agreement provided that the Company would pay $5 million for consulting services through December 31, 2002. AMC has assumed all of the Company's obligations under this consulting agreement, and the consultant has released the Company from all of its obligations under the consulting agreement.

    Stephen W. Prough, a director of the Company and its Chairman of the Board of Directors, President and Chief Executive Officer, was named Chairman of the board of directors of AMC in December 2000. Pursuant to the arrangement with AMC, Mr. Prough receives an annual salary of $400,000 for his services as Chairman of the board of directors of AMC and for services to the Company. Mr. Prough is eligible for an annual bonus of up to 100% of his annual salary based upon the achievement of certain goals as agreed upon from time to time. Upon completion of the offering described below in note 13—Subsequent Events, Mr. Prough will resign his position as Chairman of the board of directors of AMC and devote his full time to the Company and its subsidiaries. Also, in the event of a change of control of the Company (defined as a sale of substantially all of the Company's assets or stock to a third party unrelated to AMC), AMC has agreed to pay Mr. Prough a bonus of $5.0 million. In 2001, AMC paid Mr. Prough an advance of $750,000 against this bonus.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

    A summary of the estimated fair value of the Company's financial instruments as of December 31, 1999 and 2000 and September 30, 2001 is presented below. Fair value estimates are made as of a specific point in time based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors.

    Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered

F–23

financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

    Certain assets and liabilities, as a matter of accounting policy, are reflected in the accompanying consolidated financial statements at fair value due to their short-term nature, terms of repayment or interest rate associated with the asset or liability. Such assets or liabilities include cash and cash equivalents, residual interests in securitization, warehouse lines of credit, residual financing notes payable and due to parent. The fair value of loans held for sale is determined by reference to recent sales of loans with similar characteristics.

    Estimated fair value of financial instruments as of:

	December 31,
	1999		2000		September 30, 2001
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
					(unaudited)
Assets:
Cash and cash equivalents	$593,415	$593,415	$1,871,934	$1,871,934	$2,021,170	$2,021,170
Loan held for sale, net	16,459,260	16,788,445	29,569,028	30,160,409	59,959,979	61,458,978
Residual interests in securitizations	64,959,575	64,959,575	78,092,852	78,092,852	80,024,489	80,024,489
Liabilities:
Senior secured credit facility	14,963,650	14,963,650	28,405,829	28,405,829	54,194,486	54,194,486
Residual financing notes payable	31,875,719	31,875,719	30,971,065	30,971,065	30,660,490	30,660,490

13. SUBSEQUENT EVENTS

    On February 2, 2001, the Company renewed its $150 million committed line of credit with an investment-banking firm. This line was increased to $175 million as of September 30, 2001. AMC's guaranty is limited to 40% of the outstanding warehouse loan balance. This line of credit bears interest at a rate based on a spread to LIBOR and terminates on February 2, 2002.

    Long Beach Holdings Corp. filed a registration statement with the Securities and Exchange Commission on October 18, 2001 for an underwritten initial public offering of shares of common stock of Long Beach Holdings Corp. Upon the closing of the offering, Long Beach Holdings Corp. will use the net proceeds of the offering to purchase the outstanding shares of capital stock of the Company from AMC and for general corporate purposes.

    All shares and per share information included in the accompanying consolidated financial statements will be adjusted to give retroactive effect to the change in the number of shares outstanding as a result of the expected transactions.

* * * * * *

F–24

         Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

          , 2001

    You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Dealer Prospectus Delivery Obligations:

    Until            , (25 days after the date of this prospectus), all dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

    The expenses to be paid by us in connection with the distribution of the securities being registered are as set forth in the following table (all of which are estimates other than the Securities and Exchange Commission Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee):

Securities and Exchange Commission Fee		$27,500
NASD Filing Fee		$11,500
Nasdaq National Market Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Registrar and Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total	$

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers provisions, expanding the scope of indemnification beyond that specifically provided by the current law.

    Article VIII of the registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

    Article X of the registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for some liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

Item 15. Recent Sales of Unregistered Securities

    On October 10, 2001, we issued 100 shares of our common stock to Michael J. Pankey for $1,000 in cash pursuant to Section 4(2) of the Securities Act.

II–1

LONG BEACH HOLDINGS CORP.
EXHIBIT INDEX

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit	Exhibit Title
*1.1	Form of Underwriting Agreement.
3.1	Certificate of Incorporation.
3.2	Bylaws.
*4.1	Specimen Stock Certificate.
*5.1	Opinion of Michael Best & Friedrich LLC.
*10.1	Real Property Lease Agreement by and between Angelview Investors and Long Beach Mortgage Company (Ameriquest) for property in Orange, CA, dated as of September 13, 1996, and Amendments.
*10.2	Real Property Lease Agreement by and between Mack Paramus Affiliates and Long Beach Acceptance Corp., dated as of March 5, 1997.
*10.3	Purchase and License Agreement by and between Long Beach Acceptance Corp. and APPRO Systems, Inc., dated as of July 12, 1995, including addendums.
*10.4	Master Lease of Computers and Office Equipment, dated as of October 11, 1996 by and between Fleetwood Financial Corp. and Long Beach Acceptance Corp.
*10.5	Data Processing Services Agreement by and between Affiliated Computer Services, Inc. and Long Beach Acceptance Corp., dated as of April 15, 1999.
*10.6	Warehouse Lending Agreement by and between Long Beach Acceptance Corp. and Bank One N.A., dated as of October 16, 2000.
*10.7
Loan Agreement, dated as of January 30, 1998, between Long Beach Acceptance Corp. and Greenwich Capital Financial Products Inc.; Amendment No. 1 dated November 25, 1998; Amendment No. 2 dated December 16, 1998; Renewal and Amendment Agreement dated January 29, 1999; Amendment No. 3 dated September 1, 1999; Renewal and Amendment Agreement dated January 26, 2000; Renewal and Amendment Agreement dated February 2, 2001; and Amendment No. 4 dated as of September 30, 2001.
*10.8	Loan Agreement dated August 16, 2000, between Long Beach Acceptance Corp. and Bank One, N.A.; letter agreement dated September 22, 2000; and Addendum dated September 25, 2000.
*10.9
Pooling and Servicing Agreement dated as of January 1, 1998 among Long Beach Acceptance Corp., Long Beach Acceptance Receivables Corp. and Texas Commerce Bank National Association; Amendment No. 1 dated as of November 25, 1998; Amendment No. 2 dated as of December 16, 1998; and Amendment No. 3 dated as of September 29, 1999 (For Long Beach Acceptance Auto Grantor Trust 1998-1).
*10.10
Credit Security Agreement, dated as of January 30, 1998, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.; and Amendment No. 1 dated as of January 26, 2001.

II–2

*10.11
Pooling and Servicing Agreement, dated as of November 1, 1998, among Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and Chase Bank of Texas, National Association; and Amendment No. 1 dated September 29, 1999 (For Long Beach Acceptance Auto Grantor Trust 1998-2).
*10.12	Credit and Security Agreement, dated as of November 25, 1998, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.13
Omnibus Amendment Agreement dated as of March 31, 1999; Omnibus Amendment Agreement No. 2 dated as of August 12, 1999; Omnibus Amendment Agreement No. 3 dated as of April 14, 2000; Omnibus Amendment Agreement No. 4 dated as of December 13, 2000; Omnibus Amendment Agreement No. 5 dated as of January 12, 2001; and Omnibus Amendment Agreement No. 6 dated as of June 13, 2001; each among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.14
Sale and Servicing Agreement, dated as of August 1, 1999, among Long Beach Acceptance Auto Receivables Trust 1999-1, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 1999-1).
*10.15	Credit and Security Agreement, dated as of August 12, 1999, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.16
Sale and Servicing Agreement dated as of December 1, 1999 among Long Beach Acceptance Auto Receivables Trust 1999-2, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 1999-2).
*10.17	Credit and Security Agreement, dated as of December 9, 1999, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.18
Sale and Servicing Agreement, dated as of June 1, 2000, among Long Beach Acceptance Auto Receivables Trust 2000-1, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 2000-1).
*10.19	Credit and Security Agreement, dated as of June 15, 2000, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.20
Sale and Servicing Agreement, dated as of December 1, 2000, among Long Beach Acceptance Auto Receivables Trust 2000-2, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 2000-2).
*10.21	Credit and Security Agreement, dated as of December 13, 2000, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.

II–3

*10.22
Sale and Servicing Agreement, dated as of June 1, 2001, among Long Beach Acceptance Auto Receivables Trust 2001-A, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp., and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 2001-A).
*10.23	Credit and Security Agreement, dated as of June 13, 2001, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp., and Long Beach Acceptance Corp.
*10.24	Stock Purchase Agreement, dated as of , 2001, between Ameriquest Mortgage Company and the Registrant.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, Independent Auditors (with respect to Long Beach Holdings Corp.)
23.2	Consent of Deloitte & Touche LLP, Independent Auditors (with respect to Long Beach Acceptance Corp.)
*23.3	Consent of Michael Best & Friedrich LLC (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

*
To be provided by amendment.

(b) Financial Statement Schedules

    None.

Item 17. Undertakings

    The undersigned Registrant hereby undertakes:

    (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II–4

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paramus, State of New Jersey on October 15, 2001.

LONG BEACH HOLDINGS CORP.
By	/s/ STEPHEN W. PROUGH Stephen W. Prough Chairman, President and Chief Executive Officer

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Stephen W. Prough and Michael J. Pankey and each of them, with full power of substitution and full power to act, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any and all registration statements filed pursuant to Rule 462(b) of the Securities Act of 1933 (including post-effective amendments) and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ STEPHEN W. PROUGH Stephen W. Prough Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 15, 2001
/s/ MICHAEL J. PANKEY Michael J. Pankey Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 15, 2001
/s/ JOHN P. GRAZER John P. Grazer Director	October 15, 2001
/s/ ALAN L. MILLIGAN Alan L. Milligan Director	October 15, 2001
/s/ ADAM J. BASS Adam J. Bass Director	October 15, 2001

II–5

LONG BEACH HOLDINGS CORP.
EXHIBIT INDEX

Exhibit	Exhibit Title
*1.1	Form of Underwriting Agreement.
3.1	Certificate of Incorporation.
3.2	Bylaws.
*4.1	Specimen Stock Certificate.
*5.1	Opinion of Michael Best & Friedrich LLC.
*10.1	Real Property Lease Agreement by and between Angelview Investors and Long Beach Mortgage Company (Ameriquest) for property in Orange, CA, dated as of September 13, 1996, and Amendments.
*10.2	Real Property Lease Agreement by and between Mack Paramus Affiliates and Long Beach Acceptance Corp., dated as of March 5, 1997.
*10.3	Purchase and License Agreement by and between Long Beach Acceptance Corp. and APPRO Systems, Inc., dated as of July 12, 1995, including addendums.
*10.4	Master Lease of Computers and Office Equipment, dated as of October 11, 1996 by and between Fleetwood Financial Corp. and Long Beach Acceptance Corp.
*10.5	Data Processing Services Agreement by and between Affiliated Computer Services, Inc. and Long Beach Acceptance Corp., dated as of April 15, 1999.
*10.6	Warehouse Lending Agreement by and between Long Beach Acceptance Corp. and Bank One N.A., dated as of October 16, 2000.
*10.7	Loan Agreement, dated as of January 30, 1998, between Long Beach Acceptance Corp. and Greenwich Capital Financial Products Inc.; Amendment No. 1 dated November 25, 1998; Amendment No. 2 dated December 16, 1998; Renewal and Amendment Agreement dated January 29, 1999; Amendment No. 3 dated September 1, 1999; Renewal and Amendment Agreement dated January 26, 2000; Renewal and Amendment Agreement dated February 2, 2001; and Amendment No. 4 dated as of September 30, 2001.
*10.8	Loan Agreement dated August 16, 2000, between Long Beach Acceptance Corp. and Bank One, N.A.; letter agreement dated September 22, 2000; and Addendum dated September 25, 2000.
*10.9	Pooling and Servicing Agreement dated as of January 1, 1998 among Long Beach Acceptance Corp., Long Beach Acceptance Receivables Corp. and Texas Commerce Bank National Association; Amendment No. 1 dated as of November 25, 1998; Amendment No. 2 dated as of December 16, 1998; and Amendment No. 3 dated as of September 29, 1999 (For Long Beach Acceptance Auto Grantor Trust 1998-1).
*10.10	Credit Security Agreement, dated as of January 30, 1998, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.; and Amendment No. 1 dated as of January 26, 2001.
*10.11	Pooling and Servicing Agreement, dated as of November 1, 1998, among Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and Chase Bank of Texas, National Association; and Amendment No. 1 dated September 29, 1999 (For Long Beach Acceptance Auto Grantor Trust 1998-2).
*10.12	Credit and Security Agreement, dated as of November 25, 1998, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.

*10.13	Omnibus Amendment Agreement dated as of March 31, 1999; Omnibus Amendment Agreement No. 2 dated as of August 12, 1999; Omnibus Amendment Agreement No. 3 dated as of April 14, 2000; Omnibus Amendment Agreement No. 4 dated as of December 13, 2000; Omnibus Amendment Agreement No. 5 dated as of January 12, 2001; and Omnibus Amendment Agreement No. 6 dated as of June 13, 2001; each among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.14	Sale and Servicing Agreement, dated as of August 1, 1999, among Long Beach Acceptance Auto Receivables Trust 1999-1, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 1999-1).
*10.15	Credit and Security Agreement, dated as of August 12, 1999, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.16	Sale and Servicing Agreement dated as of December 1, 1999 among Long Beach Acceptance Auto Receivables Trust 1999-2, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 1999-2).
*10.17	Credit and Security Agreement, dated as of December 9, 1999, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.18	Sale and Servicing Agreement, dated as of June 1, 2000, among Long Beach Acceptance Auto Receivables Trust 2000-1, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 2000-1).
*10.19	Credit and Security Agreement, dated as of June 15, 2000, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.20	Sale and Servicing Agreement, dated as of December 1, 2000, among Long Beach Acceptance Auto Receivables Trust 2000-2, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp. and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 2000-2).
*10.21	Credit and Security Agreement, dated as of December 13, 2000, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Corp.
*10.22	Sale and Servicing Agreement, dated as of June 1, 2001, among Long Beach Acceptance Auto Receivables Trust 2001-A, Long Beach Acceptance Receivables Corp., Long Beach Acceptance Corp., and The Chase Manhattan Bank (For Long Beach Acceptance Auto Receivables Trust 2001-A).
*10.23	Credit and Security Agreement, dated as of June 13, 2001, among Greenwich Capital Financial Products, Inc., Long Beach Acceptance Receivables Corp., and Long Beach Acceptance Corp.
*10.24	Stock Purchase Agreement, dated as of , 2001, between Ameriquest Mortgage Company and the Registrant.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, Independent Auditors (with respect to Long Beach Holdings Corp.)
23.2	Consent of Deloitte & Touche LLP, Independent Auditors (with respect to Long Beach Acceptance Corp.)
*23.3	Consent of Michael Best & Friedrich LLC (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

*
To be provided by amendment.

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TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
NOTE REGARDING OUR CORPORATE STRUCTURE
PROSPECTUS SUMMARY
Our Company
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PRO FORMA PORTFOLIO BASIS STATEMENTS OF OPERATIONS
PORTFOLIO BASIS STATEMENTS OF OPERATIONS
PORTFOLIO BASIS YIELDS(1)
RECONCILIATION OF GAAP BASIS PRE-TAX INCOME (LOSS) TO PORTFOLIO BASIS PRE-TAX INCOME (LOSS)
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
NOTE TO BALANCE SHEET
INDEPENDENT AUDITORS' REPORT
LONG BEACH ACCEPTANCE CORP. CONSOLIDATED BALANCE SHEETS
LONG BEACH ACCEPTANCE CORP. CONSOLIDATED STATEMENTS OF OPERATIONS
LONG BEACH ACCEPTANCE CORP. CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (unaudited)
LONG BEACH ACCEPTANCE CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS
LONG BEACH ACCEPTANCE CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 AND NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED) AND SEPTEMBER 30, 2001 (UNAUDITED)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
LONG BEACH HOLDINGS CORP. EXHIBIT INDEX
SIGNATURES
LONG BEACH HOLDINGS CORP. EXHIBIT INDEX